

2023 ANNUAL REPORT

renalytix™

# Life-changing innovations in early-stage kidney care prognosis.

## FDA De Novo Marketing Authorization.
## Real World Evidence.
## Increasing Reimbursement.

# Index

# Chairman & CEO's Joint Statement

## TO THE MEMBERS OF RENALYTIX PLC

We are pleased to present our annual report for the twelve months ended 30 June 2023 for Renalytix plc ("Renalytix" or the "Company").

This has been a highly productive year for Renalytix. We have crossed major thresholds in reimbursement, outcomes and utility data and received FDA De Novo marketing authorization for kidneyintelX.dkd. Our progress was further amplified by inclusion of KidneyIntelX in the draft of the leading kidney clinical guidelines, KDIGO, for 2023. It is rare to see all of these milestones pass in a short period of time and we believe they are significant for broader adoption and clinical acceptance of KidneyIntelX testing for risk assessment of patients with type 2 diabetes and early-stage kidney disease in the United States and abroad.

Kidney disease remains one of the costliest and most widespread unmet medical needs of our time. In the United States alone, there are approximately 14 million adults with diabetic kidney disease, which is the intended use population authorized by FDA for kidneyintelX.dkd. Our goal is to make the benefits of early prognosis from KidneyIntelX technology accessible to as many of these individuals as possible at an early stage when the benefits of treatment strategies and new drug therapies have the greatest chance of success, before the disease irreversibly damages the kidneys.

Importantly, post FDA authorization, we have reviewed our operating cost basis with a view to meaningfully reduce our quarterly cash burn rate. This reduction in cash burn should become apparent in the remainder of our 2024 financial year and is being undertaken without compromising our sales efforts focused on growing testing volume and revenue. These reductions are on top of our recent year over year operating expense reduction of $11 million. Post FDA authorization, we will also evaluate potential international licensing opportunities and strategic partnerships, both of which could provide sources of non-dilutive capital and expanded revenue opportunities for Renalytix.

KidneyintelX.dkd is now the only prognostic in vitro diagnostic test for assessment of chronic kidney disease progression with FDA authorization, with claims reimbursed by a broad array of insurance companies including Blue Cross Blue Shield groups, Medicare, and Medicaid, and real-world evidence demonstrating improved outcomes in both diabetes and kidney health in the short-term.

Repeated publication of both outcomes and utility data underpin successful diagnostic launches and the establishment of new standards of care. At Renalytix, we have invested heavily in and emphasized real-world evidence since we began full operations in late 2018. We were excited to present KidneyIntelX outcomes data that has exceeded our expectations by showing that use of KidneyIntelX was associated with clinical actions that in less than 12 months led to observed changes in the core measure for diabetes health, as measured by A1C reductions, and kidney health, as measured by eGFR slope improvement. We expect more data from our real-world evidence studies over coming months.

Raising funds to fuel these clear commercial opportunities is essential, particularly now that we have reduced risks associated with a successful service product launch and adoption. Toward that end, to maximize our flexibility to fund the business growth, we filed an S-3 shelf registration statement to give us the ability to source capital at the right time. We will continue to explore less dilutive and non-dilutive capital funding sources, particularly now that we have a unique product proposition post-FDA authorization.

On behalf of everyone at Renalytix, we would like to thank you for your continued support.

**Christopher Mills**
*Chairman*

**James R. McCullough**
*Chief Executive Officer*

# INTRODUCTORY NOTE

In this Annual Report, we use the terms "KidneyIntelX", "KidneyIntelX Technology", "KidneyIntelX Technology Platform" and "kidneyintelX.dkd." When we refer to KidneyIntelX, we are referring to our diagnostic platform and any products developed based on this platform including our KidneyIntelX laboratory developed test currently offered as a testing service across the United States from our CLIA certified laboratories. When we refer to kidneyintelX.dkd, we are referring to the specific testing service from our KidneyIntelX technology platform or KidneyIntelX technology that has received De Novo marketing authorization from the U.S. Food and Drug Administration (FDA) to assess risk of progressive kidney function decline in adults with diabetes and early-stage kidney disease. KidneyintelX.dkd received FDA De Novo marketing authorization on June 29, 2023.

# OVERVIEW AND RECENT DEVELOPMENTS

Renalytix is focused on providing doctors around the world with a safe, reliable and effective tool to identify which patients are or are not in danger of losing significant kidney function and falling into kidney failure and may require long-term dialysis or kidney transplant. Chronic kidney disease is one of the largest urgent medical needs, globally affecting an estimated 850 million people, and is responsible for an unsustainable and growing societal cost burden.

We believe an important part of the answer is preventative medicine and the ability to identify individuals with advancing chronic kidney disease early, where new drug therapies and clinical strategies have the optimal chance to stop uncontrolled disease progression.

At Renalytix, we developed kidneyintelX.dkd, the first U.S. Food and Drug Administration ("FDA"), authorized in vitro prognostic test that uses an artificial intelligence-enabled algorithm to aid in assessment of the risk of progressive decline in kidney function. The test is designed to predict early in the progression of kidney disease who is at risk for significant sustained decline in kidney function. Prognostic tests, such as kidneyintelX.dkd, are not intended for diagnosing any disease or for monitoring disease progression or the effect of any therapeutic product. Rather, prognostic tests are intended to be used in conjunction with other clinical and diagnostic findings and consistent with professional standards of practice, including information obtained by alternative methods, and clinical evaluation, as appropriate. When used as intended, potential interventions can be considered early, ideally before major damage is done and when treatments can be most effective. KidneyintelX.dkd is part of a family of clinical tests being developed from the KidneyIntelX technology platform developed using technology licensed from the Icahn School of Medicine at Mount Sinai in New York, the Joslin Diabetes Center in Boston and under development through U.S. and international collaborations.

This past year has seen the achievement of milestones necessary to begin broad commercial expansion of the use of the KidneyIntelX technology in select regions of the United States with high rates of diabetes and kidney disease. Key milestones include achieving FDA De Novo marketing authorization, a significant expansion of commercial insurance coverage at the Medicare national payment rate of $950 per test, publication of real world outcomes data and real world utility data, training and deployment of a core sales force, and inclusion in the draft of the leading kidney clinical guidelines.

On June 29, 2023, the first FDA positive decision on a KidneyIntelX technology platform clinical test was achieved with De Novo marketing authorization issued to kidneyintelX.dkd for the assessment of risk of progressive kidney function decline in adults with diabetes and early-stage kidney disease (also referred to as diabetic kidney disease ("DKD"). An estimated 14 million Americans adults currently fall within the FDA authorized indicated use population for kidneyintelX.dkd.

Renalytix believes that with FDA marketing authorization, kidneyintelX.dkd has achieved a number of industry firsts that may have significant implications for current clinical use and development of new applications to provide advanced prognostic tests and monitoring in widespread or highly prevalent chronic diseases such as kidney disease and diabetes. Among the core kidneyintelX.dkd innovations that support our ability to provide safe, regulated and insurance reimbursable tests are 1) use of a non-linear or machine learning algorithm, 2) validation of an endpoint of progressive and sustained decline in estimated Glomerular Filtration Rate (eGFR), 3) use of novel disease blood biomarkers with demonstrated prognostic performance in multiple studies, and 4) incorporation of electronic health record (EHR) features, specifically laboratory measurements that are not measured in Renalytix laboratories.

We believe that collectively these innovations, which have undergone FDA regulatory review and which have now been contracted for payment by multiple major insurance companies in the United States including Medicaid, Medicare and Blue Cross Blue Shield entities, provide kidneyintelX.dkd with the foundation to establish a broadly used standard for early prognosis to help clinicians address the threat posed by uncontrolled diabetic kidney disease. We have established coverage pricing for KidneyIntelX technology at or above $950 per reportable result for base-line prognosis. To date we have executed over 40 commercial payor contracts at or above this price and enrolled as a provider in 35 state Medicaid programs.

Further, KidneyIntelX has been included in the draft Kidney Disease Improving Global Outcomes (KDIGO) 2023 Clinical Practice Guideline for Evaluation and Management of Chronic Kidney Disease. KDIGO guideline development follows an explicit process to translate global scientific evidence review and appraisal into practical recommendations for clinicians and patients. The final version of these kidney disease guidelines is expected to be released in the fourth calendar quarter of 2023.

Most importantly, these significant milestones in the diagnostic product lifecycle would not be achievable without establishing a comprehensive, peer reviewed portfolio of data publications covering four key areas: 1) clinical outcomes, 2) clinical utility, 3) economics, and 4) performance validations. Since Renalytix achieved its first large capital infusion from listing on the London Stock Exchange nearly five years ago, we have invested heavily in these core categories of proof in support of the KidneyIntelX technology and believe we have exceeded standards for delivering a validated data portfolio necessary to support broad-scale clinical use and insurance reimbursement. Most recently, a late-breaking clinical data release at the 83rd American Diabetes Association Scientific Sessions in July 2023 demonstrated that KidneyIntelX in vitro prognostic use was associated with clinical actions that in less than 12 months led to improvements in both diabetes health, as measured by hemoglobin A1C reductions, and kidney health, as measured by eGFR slope improvement in patients with diabetic kidney disease. We believe that these observed improvements in both diabetes and kidney outcomes will continue to have a positive impact on the commercial prospects of KidneyIntelX technology.

Our commercial model is now focused on expanding clinical use in a limited group of regions in the United States with high rates of adult diabetes, where we have established comprehensive insurance coverage - ideally with greater than 90% of our indicated use population with insurance coverage, and where there are hospital system partners available to enable outreach to large groups of treating primary care physician practices. Into these limited regions, we are deploying a direct-to-physician sales force. As we continue to demonstrate revenue growth and adoption, we will continue to add regions where the kidneyintelX.dkd service provision can demonstrate specific return-on-investment targets and revenue growth.

We believe our model of deploying KidneyIntelX technology directly into the electronic medical record systems in partnership with large integrated disease network hospital systems, such as our announced partners Mount Sinai Health System in New York and Atrium Wake Forest in North Carolina, has demonstrated significant advantages in simplifying test ordering and score reporting, driving awareness and use, and unleashing the full capabilities of the clinical care pathway to help slow or stop kidney disease progression and mitigate long-term cost of care. We and our third-party hospital partners have continued to publish on the evidence of real-world benefits of this coordinated approach to enabling advanced prognosis and care management across broad primary care practices and diverse patient populations. These real-world evidence results continue to consistently validate the use of KidneyIntelX technology to combat this large unmet medical need. We also believe coordinated partnerships with hospital systems are key to leveraging the high fixed cost associated with effective sales force build and management that can potentially lead to significantly higher investment yield, ultimately increasing patient access to the benefits of innovative technology such as the FDA authorized kidneyintelX.dkd.

Kidney disease is a worldwide public health crisis, resulting in more deaths per year than breast or prostate cancer. The National Kidney Foundation (the "NKF"), estimates that one-third of adults in the United States are at risk of developing kidney disease. Advanced kidney disease is generally not reversible and, once the disease progresses to kidney failure, the only available treatments are long-term dialysis or kidney transplant. In 2019, more than 809,000 patients had end-stage kidney disease ("ESKD"), with more than 566,000 requiring dialysis at least three times a week. More than 131,000 patients begin dialysis each year to treat ESKD. Once on dialysis, patients typically experience a five-year mortality rate of up to 65%, about the equivalent rate for brain cancer. Furthermore, transplants are expensive and uncertain. As of 2022, about 92,000 Americans were on the waiting list to receive a kidney transplant and six patients die in the United States while waiting for a kidney transplant every day.

Moreover, the kidney disease crisis is continuing to grow along with the increased prevalence of contributing risk factors. One of the most significant risk factors for developing CKD is diabetes. It is estimated that there are approximately 14 million adults with DKD in the United States, and DKD is the most common cause of ESKD in most developed countries. Obesity is believed to account for 80% to 85% of the risk of developing type 2 diabetes. The worldwide prevalence of obesity nearly tripled between 1975 and 2016. Further, according to a 2019 study from the Harvard T.H. Chan School of Public Health, by 2030, it is estimated that about half of the U.S. adult population will be classified as obese and about a quarter as severely obese. This significant projected increase in the prevalence of obesity is expected to continue to drive an increase in diabetes, CKD, DKD and ESKD.

Managing a CKD population of this scale and the associated healthcare spending presents a unique healthcare system challenge, requiring a solution that provides a clearer understanding of clinical risk which can inform specific guideline-driven clinical actions. The ability to predict which patients will experience progressive and sustained kidney function decline or kidney failure (requiring initiation of long-term dialysis or kidney transplant), is critical to changing patient outcomes and health economics. Other methods for risk stratification of patients with CKD lack sufficient precision in predicting progressive kidney function decline, especially at earlier stages of the disease. This can exacerbate the occurrence of unexpected and expensive clinical events. In fact, up to 38% of patients with CKD initiate dialysis with little or no prior clinical specialist consultation, and up to 63% of patients with CKD initiate dialysis in an unplanned fashion with a central venous catheter and/or during emergency hospitalization, which we refer to as "dialysis crash." This highlights the need for a mechanism to identify potential instances of rapidly progressing CKD before it becomes critical to the patient's health and costly to healthcare providers.

KidneyIntelX technology addresses this challenge as a first-in-class, artificial intelligence-enabled prognostic testing platform to help guide care management for adults with DKD. KidneyintelX.dkd provides prognostic risk stratification using three discrete risk levels (low, moderate, and high). This result provides timely information on patient risk for progressive decline in kidney function within five years, providing independent information from the current standard of care measures and can be readily deployed at the primary care level where the vast majority of patients with early-stage disease are being treated.

Early detection and intervention can result in health economic benefits in three key areas: (1) slowing progression to the next stage of DKD, (2) delaying or preventing progression to ESKD and the need for dialysis or kidney transplant and (3) avoiding dialysis crashes. According to an independent review commissioned by Boston Healthcare Associates, based on the Medicare established price of $950 per reportable test, successful incorporation of the KidneyIntelX technology could generate a positive return for health insurers in 12-24 months and deliver cost savings of up to $1.1 billion over five years per 100,000 patients with DKD, when considering these key areas of benefit.

Our executive team has an average of 25 years' experience in different professional disciplines including bioinformatics, digital health, data security, market access, commercial operations, medical affairs, insurance reimbursement, FDA regulation and International Organization for Standardization ("ISO"), quality management systems, population health, clinical medicine, finance and health economics. We believe the integration of such diverse experience is essential to understanding the complex dynamics of deploying a new technology into the highly regulated world of patient clinical care, and we have assembled our team specifically with this multi-disciplinary approach in mind.

We also benefit from the extensive experience of our board of directors, our clinical investigators and medical advisory board of world-leading experts in kidney disease.

## Financing

On February 9, 2023, the Company entered into security purchase agreements to sell an aggregate of 3,699,910 Ordinary Shares, and 7,511,525 ADS, at a price of $2.17 per ADS and £0.90 per Ordinary Share. The private placement generated gross cash proceeds of $20.3 million, the net proceeds of which will be used for sales and marketing, clinical product development, and corporate support and financing costs. Certain related parties, directors of the company and executive officers participated in the private placement.

# Clinical Evidence

Clinical outcomes, clinical utility, validations, and health economics data were published and/or presented in multiple scientific venues including the American Society of Nephrology Kidney Week 2022, the National Kidney Foundation Spring Clinical Meeting 2023, American Diabetes Association 83rd Scientific Session in June 2023, and American Association of Nurse Practitioners Annual Meeting in June 2023. Study conclusions presented included data from the Wake Forest Real World Evidence cohort, The Mount Sinai Health System Real Evidence World cohort, the Mount Sinai BioMe Biobank program, the UPenn Medicine Biobank program, the Janssen CANVAS SGLT2i clinical trial cohort, and the Veterans Affairs Department Database. Published and/or presented data included detail on the KidneyIntelX technology platform, the KidneyIntelX laboratory developed test, and the FDA De Novo authorized kidneyintelX.dkd test. Presentations during the financial year included:

- American Society of Nephrology Kidney Week 2022

  o A Markov model that estimated the incremental cost-effectiveness of KidneyIntelX compared to risk stratification using eGFR and UACR, with a lifetime horizon from both a public and private payer perspective, demonstrated that population-based KidneyIntelX testing for the prognosis of progression in a DKD G1-G3b population is a cost-effective strategy for both Medicare and commercial populations in comparison to prognosis relying on eGFR and UACR alone. The analyses projected that the average Medicare and Commercial patient population would experience fewer dialysis starts and kidney transplants while experiencing an increased life span and quality-adjusted life span by using KidneyIntelX compared to the standard of care.

  o The clinical impact of the KidneyIntelX risk score was assessed in patients with T2D and early-stage CKD in the Wake Forest Health System. Initial results suggested that despite similar median eGFR and median UACR levels, African American patients tested with KidneyIntelX were three times more likely to be scored as high risk. KidneyIntelX may allow PCPs and healthcare systems to optimize the allocation of treatments and clinical resources to those at highest risk, beyond traditional clinical metrics and potentially improve equity in outcomes.

- National Kidney Foundation Spring Clinical Meeting 2023

  o In an expanded analysis of clinical utility and impact study from Wake Forest Health System, KidneyIntelX classified more Black vs non-Black patients as high risk for progression of diabetic kidney disease, and this was associated with in increased prescription of SGLT2-inhibitor drug therapy post-testing, contributing to elimination of disparity in SGLT2i usage in Blacks vs. non-Blacks.

  o In a retrospective cohort study of all U.S. veterans with DKD (n>685,000) treated in the VHA between 01/2016 and 03/2022, analyses demonstrated that the majority of veterans with DKD were only first diagnosed once they had stages G3a or G3b CKD, which implies that clinical practice and lab test intervals predating VHA's Directive 1053 may not optimally identify DKD patients (nearly half of DKD should be represented by G1-G2/A2-A3 staging according to the National Health and Nutrition Examination Survey ("NHANES").

- American Diabetes Association 83rd Annual Meeting

  o In analyses from the Mount Sinai Health System, real world data on 2,317 patients that had KidneyIntelX test results with at least 12 months of post-test follow-up data demonstrated that deployment and risk stratification by KidneyIntelX was associated with escalation in actions taken to optimize cardio-metabolic-kidney health including medications and referrals. Moreover, glycemic control and eGFR slopes improved post-KidneyIntelX testing, with the largest improvements observed in those scored as high-risk.

  o In the presentation entitled "Derivation and Independent Validation of kidneyintelX.dkd", the FDA authorized kidneyintelX.dkd was trained in the UPenn Biobank cohort and validated in an external cohort (BioMe), with excellent performance characteristics, and was robustly prognostic after adjustment for key demographics and clinical variables (adjusted HR for high vs. low 7.7 and 3.7 for intermediate vs. low risk), with consistent performance across diverse subgroups of the intended use population. The cumulative incidence of accelerated progression of kidney function decline was approximately 2/3rds of the high-risk group (67%, 95% CI 49% - 84%), and the rates of eGFR decline in the low risk group were comparable to that of normal physiologic aging.

- American Association of Nurse Practitioners Annual Meeting
    - In a subset of patients tested with KidneyIntelX in the Mount Sinai Health System, 988 were successfully contacted by the Nurse Practitioners on the DKD Care Navigation Team at Mount Sinai and completed a post-test survey which demonstrated enhanced patient understanding about kidney disease, and revealed substantial motivation to take appropriate actions and receive further education for their kidney health, including consultations with dietitians.

Peer-reviewed publications during the year:

- The Journal of Primary Care and Community Health. Publication of real-world evidence in *Journal of Primary Care and Community Health* in which KidneyIntelX resulted in a 4.5-fold increase in new drug prescriptions (for SGLT2 inhibitors) for high-risk compared to low-risk patients; early evidence suggested that the introduction of SGLT2i contributed to an observed reduction in HbA1c levels most notably in high-risk patients, and a more than a 20% change in dose or type of antihypertensive therapeutic prescriptions in high vs. low-risk patients.

- Diabetic Nephropathy. Publication of new patient case studies in the journal *Diabetic Nephropathy* demonstrated how KidneyIntelX can optimize clinical management in early-stage kidney disease across multiple physician specialties.

- Diabetes, Obesity, and Metabolism. Acceptance and online publication of the new validation data for kidneyintelX.dkd in the journal *Diabetes, Obesity, and Metabolism* in Sept 2023. Using data from two independent cohorts and a clinical trial population, it was demonstrated kidneyintelX.dkd significantly enhanced risk stratification for progressive decline in kidney function, independent from known risk factors for progression.

## Current Trading and Outlook

We believe FDA authorization, positive utility and outcomes data, our physician and patient education programs, and comprehensive reimbursement puts us on a path towards kidneyintelX.dkd becoming broadly used across the United States among the 14 million Americans with diabetic kidney disease, and ultimately within the global market of 850 million people with chronic kidney disease. We are proud of the rapid pace of these achievements just five years from our company's inception.

Our real-world evidence data is comprehensive and shows clear benefit. With FDA De Novo marketing authorization in June, kidneyintelX.dkd will become available commercially later in this financial year and we expect to see growth in adoption. The social need could not be higher to establish the innovative preventative medicine strategies that KidneyIntelX technology enables at the front-end of diabetes and kidney disease.

During fiscal 2023 over 5,000 KidneyIntelX tests were performed, which was up 55% from the prior year. We expect a meaningful increase in total tests during the remainder of fiscal 2024, building on quarterly test volumes of about 1,200 during fiscal 2023 and through first quarter of 2024. More than half of these during the first quarter of 2024 thus far are revenue generating, with a set of the Mount Sinai clinical trial tests no longer billable following last spring's transition to full commercial payment at the hospital system. We are encouraged by the continued adoption by physicians beyond Mount Sinai. With the launch of the FDA-authorized kidneyintelX.dkd expected later this fiscal year, the enhancement of our direct to physician sales force, and new hospital partners such as Atrium / Wake Forest commencing commercial testing before year-end, we expect to see accelerating billable testing volume growth.

# Company Overview

## PIONEERING NEXT-GENERATION TECHNOLOGY SOLUTIONS FOR KIDNEY HEALTH

Renalytix is the global founder and leader in the new field of bioprognosis™ for kidney health. The Company has engineered a new solution that enables early-stage chronic kidney disease progression risk assessment. The Company's lead product, KidneyIntelX, has been granted Breakthrough Designation by the U.S. Food and Drug Administration (FDA) and is designed to help make significant improvements in kidney disease prognosis, transplant management, clinical care, patient stratification for drug clinical trials, and drug target discovery.

Renalytix is focused on optimizing clinical management of kidney disease to drive improved patient outcomes and lower healthcare costs. KidneyIntelX, our first-in-class in vitro diagnostic platform, employs a proprietary algorithm that combines diverse data inputs, including validated blood-based biomarkers, inherited genetics and personalized patient data from electronic health record, or EHR, systems, to generate a unique patient risk score. This patient risk score enables prediction of rapid progressive kidney function decline in chronic kidney disease, or CKD, allowing physicians and healthcare systems to optimize the allocation of treatments and clinical resources to patients at highest risk.

## ON A MISSION TO COMBAT A DEVASTATING AND COSTLY DISEASE

Kidney disease is a public health epidemic affecting over 850 million people globally. Managing a CKD population of this scale and the associated healthcare spending presents a unique healthcare system challenge, requiring a solution that provides a clearer understanding of clinical risk tied to specific guideline-driven clinical recommendations. The ability to predict which patients will experience progressive kidney function decline, which includes rapid kidney function decline, or RKFD, sustained significant decline in kidney function, kidney failure, initiation of long-term dialysis or kidney transplant, is critical to changing patient outcomes and health economics. Current methods for risk stratification of patients with CKD lack sufficient precision in predicting progressive kidney function decline, especially at earlier stages of the disease. This can exacerbate the occurrence of unexpected and expensive clinical events. In fact, up to 38% of patients with CKD initiate dialysis with little or no prior clinical specialist consultation, and up to 63% of patients with CKD initiate dialysis in an unplanned fashion with a central venous catheter and/or during emergency hospitalization, which we refer to as "dialysis crash." This highlights the need for an early mechanism to identify potential instances of rapidly progressing CKD before it becomes critical to the patient's health and costly to healthcare providers.

We have now validated KidneyIntelX in multiple distinct studies, involving specimens from thousands of patients with DKD. In all studies, KidneyIntelX has demonstrated the ability to more accurately identify which patients would experience rapid progressive kidney function decline over current clinical practice. We believe early risk stratification, using advanced technology implemented in partnership with healthcare systems and insurance payors, can help support a fundamental shift towards optimal treatment for the over 850 million people suffering from kidney disease worldwide.

# Operational and Financial Highlights
## Including post-period events

## REGULATORY & REIMBURSEMENT

- Achieved FDA De Novo marketing authorization for kidneyintelX.dkd to assess risk of progressive kidney function decline in adults with diabetes and early-stage kidney disease.

- Secured additional key insurance coverage contracts for KidneyIntelX including:

  o EmblemHealth, covering over three million lives in New York Tri-state region

  o CareFirst BlueCross BlueShield, the largest health care plan in the U.S. Mid-Atlantic region

  o Texas Blue Cross Blue Shield and Parkland Community Health Plan covering over seven million lives

- Since announcement of FDA authorization in June 2023, engagement with various parties regarding benefits of KidneyIntelX technology has expanded

- Inclusion of KidneyIntelX in draft Kidney Disease Improving Global Outcomes (KDIGO) 2023 Clinical Practice Guideline for Evaluation and Management of Chronic Kidney Disease (KDIGO 2023 Guideline)

- Continuing to maintain contracted pricing at or over the Medicare Clinical Laboratory Fee Schedule (CLFS) of $950 per reportable test result

- Initial Medicare payments for KidneyIntelX received

  o Certain claims submitted through the individual claims review (ICR) process paid effective July 1, 2022

  o Local Coverage Determination (LCD) evaluation underway with two Medicare Administrative Contractors supported by new published real-world utility evidence

- Executed over 40 commercial payor contracts and enrolled as a provider in 35 state Medicaid programs to date

- Milestone achievement converting payment to full, long-term commercial insurance billing model at Mount Sinai Health System

  o Insurance payment now available for over 90% of KidneyIntelX eligible Mount Sinai patients

  o Although Mount Sinai test volumes declined during the transition to commercial insurance billing in the second half of fiscal 2023, order mechanisms are now restored and commercial testing has resumed

## COMMERCIAL & PARTNERSHIPS

- Appointed senior diagnostics executive Howard Doran to lead global commercial sales beginning with direct to physician salesforce in New York, Illinois, North Carolina, Florida and Texas

- Full Epic electronic health record system integration with Atrium / Wake Forest proceeding with launch expected before end of calendar 2023

- Selected EVERSANA® to supplement identification and training of sales personnel in select U.S. regions

  o Accelerates deployment of KidneyIntelX across key U.S. regions with high rates of diabetic kidney disease and established insurance coverage

- Agreement with Veterans Affairs (VA) to integrate KidneyIntelX testing with Veterans Health Administration electronic health record system

- Core participant in consortium granted $10 million by Horizon Europe Grant to advance personalized medicine in treating chronic kidney disease

- Increasing diversity of commercially billable testing volume, particularly among primary care physician practices ordering through the MyIntelX portal

# CLINICAL & VALIDATION

- Studies regarding KidneyIntelX clinical utility and health economics presented in multiple scientific venues:
  - American Society of Nephrology Kidney Week 2022
  - National Kidney Foundation Spring Clinical Meeting 2023
  - American Diabetes Association 83rd Scientific Session in June 2023
  - American Association of Nurse Practitioners Annual Meeting in June 2023
- Key takeaways:
  - A model that estimated the incremental cost-effectiveness of KidneyIntelX compared to risk stratification using eGFR and UACR, with a lifetime horizon from both a public and private payer perspective, predicted that the average Medicare and commercial patient would experience fewer dialysis starts and kidney transplants while experiencing an increased life span and quality-adjusted life span by using KidneyIntelX compared to the standard of care.
  - Deployment and risk stratification by KidneyIntelX was associated with escalation in clinical actions taken to optimize cardio-metabolic-kidney health including medications and referrals.
  - KidneyIntelX classified more Black vs. non-Black patients as high risk for progression of diabetic kidney disease, and this was associated with increased prescription of SGLT2-inhibitor drug therapy post-testing, contributing to elimination of racial disparity in SGLT2i usage.
- Data includes studies from Wake Forest real world cohort, Mount Sinai real world cohort, Mount Sinai BioMe Biobank, UPenn Medicine Biobank, the CANVAS clinical trial cohort, and the Veterans Affairs Database
- Publications:
  - Real-world evidence in Journal of Primary Care and Community Health in which KidneyIntelX resulted in a 4.5-fold increase in new drug prescriptions (for SGLT2 inhibitors) for high-risk compared to low-risk patients; early evidence suggested that the introduction of SGLT2i contributed to an observed reduction in HbA1c levels most notably in high-risk patients, and a more than a 20% change in dose or type of antihypertensive therapeutic prescriptions in high vs. low-risk patients
  - Patient case studies in the journal Diabetic Nephropathy demonstrated how KidneyIntelX can optimize clinical management in early-stage kidney disease across multiple physician specialties
  - New validation data for kidneyintelX.dkd, the FDA approved version of KidneyIntelX, in the journal Diabetes, Obesity, and Metabolism. Using data from two independent cohorts and a clinical trial population, it was demonstrated that the updated KidneyIntelX test significantly enhanced risk stratification for progressive decline in kidney function, independent from known risk factors for progression.

# FINANCE & OPERATIONS

- Completed $20.3 million equity financing led by new institutional investors in February 2023
- Reduced annual operating expenses by over $11 million versus the prior year with additional cost reduction initiatives underway to extend cash runway while preserving revenue generating activity
- Over 5,000 KidneyIntelX tests performed in financial year 2023, up 55% from the prior year
- Expanded board of directors with addition of financial executive Catherine Coste

# Product Overview and Strategy

## THE KIDNEYINTELX MODEL

At the core of our approach is an artificial intelligence-enabled algorithm capable of synthesizing a set of current and diverse data inputs, such as biomarkers, EHR data, genomics, patient-generated digital data, environmental information, clinical utility, and actuarial and clinical compliance information.

*Proprietary blood-based biomarkers*

Blood-based biomarkers are typically genes or proteins that indicate the existence and severity of certain conditions (such as kidney disease) and can be measured from a simple blood sample. KidneyIntelX includes inputs from three specific blood-based biomarkers that have previously been examined in several academic and clinical study settings as reported in scientific publications. These publications support consistent associations of soluble Tumor Necrosis Factor Receptor (sTNFR) 1 and 2 and plasma Kidney Injury Molecule-1 ("KIM-1"), with reliable independent predictive signals for kidney disease progression in DKD patients. We licensed the patented sTNFR1 and sTNFR2 biomarkers from the Joslin Diabetes Center of Harvard University because of this evidence of their predictive capabilities. KidneyintelX.dkd measures these biomarkers using a proprietary, analytically validated multiplex format with reliable inter- and intra-assay results. We are exploring additional biomarkers, including both proteomic and genomic based, from blood, urine and other biological samples for subsequent KidneyIntelX technology platform service offerings that could support enhanced predictive performance and expand indicated uses.

*Electronic health records data harmonization, adjudication and machine learning*

The use of EHRs has been adopted broadly by hospital systems in the United States, the United Kingdom, the European Union and other developed countries. EHR data are generally collected during routine clinical encounters and contain detailed information on disease and treatment patterns. When assessed in the aggregate, EHR data can provide insights into disease progression and clinical management strategies across diverse populations. EHR factors may include items such as current or past therapeutic regimes, diagnostic results, weight, age, geographic location, physician visiting habits and physician annotations. Additional data factors can be added to the KidneyIntelX technology algorithms to address different target populations.

Through experience with our clinical study work, we have developed proprietary data processing methods that enables us to analyze patient data collected during clinical encounters by a diverse set of physicians in different clinical environments and still ensure that the data used by the KidneyIntelX technology platform to support product development and clinical testing is consistent and falls within specific quality control metrics. We have tested this capability in our clinical validation studies involving stored specimens from over 2000 patients with DKD from the Mount Sinai Health System and University of Pennsylvania Health System biobanks.

- EHR Data Harmonization. EHR data from different institutions can be entered and stored in different formats. To overcome this significant limitation, we have developed proprietary algorithms to convert the diverse data (specifically laboratory values and medication names) and map to a standardized template.

- *Clinical Adjudication.* Kidney function can fluctuate over time and can vary in different clinical scenarios. In the clinical validation studies, to ensure that the kidney disease outcomes for kidneyintelX.dkd and future service offerings were accurately classified and did not represent random non-disease variation, all kidney function changes over time and all clinical outcomes were adjudicated by examining the trajectory of kidney function over their longitudinal course of treatment to the outcome. This adjudication and knowledge base has been codified into the overall workflow for KidneyIntelX technology versioning and validation.

- *Machine Learning.* We use a proprietary machine learning-enabled algorithm to integrate the diverse inputs from biomarker data and harmonized EHR data to achieve increased predictive performance over the current metrics for prediction of kidney disease progression.

In addition, the KidneyIntelX technology risk score may, at the sole discretion of the clinical user, be tied to specific clinical guideline recommendations developed by the healthcare system, health insurance providers or practice groups. This care pathway is expected to include elements such as targets for clinician visits and referrals, blood pressure control, diabetes control and prescription of specific medications, as well as patient behavior, such as appropriate diet, exercise, weight loss, medication adherence, to provide immediate and actionable steps related to kidney health. We also plan to link reportable results to educational modules on kidney disease for patients to improve awareness and influence lifestyle practices.

*Seamless integration with electronic health record systems for test ordering and reporting results*

KidneyIntelX is designed to interface with EHR systems in order to securely access the information required for each ordered test, which is then combined with biomarker data to generate the risk score and test report. The test result is reported directly to the ordering physician through the EHR system.

In this way, the treating physician can have all of the relevant information pertinent to the patient's care delivered to them at the time of the clinical encounter and can trigger care pathways directly from the EHR interface, with the goal of driving a virtuous cycle in which patients and clinicians have increased visibility and awareness changes in care management and patient behavior on kidney health.

All personal health information captured by the kidneyintelX.dkd application is at all times stored in secure Microsoft Azure-supported cloud infrastructure and is encrypted using Advanced Encryption Standard. All transfers of data and reports through firewalls of the health system are executed using secure transfer protocols in accordance with internationally accepted Transport Layer Security versions 1.2 and 1.3. Security components also include rigid authentication and authorization of all users, a continuous monitoring tool, intrusion detection system and periodic penetration testing to mitigate risks of cyber-attacks.

At the core of our approach is an artificial intelligence-enabled algorithm capable of synthesizing a set of current and diverse data inputs, such as biomarkers, EHR data, genomics, patient-generated digital data, environmental information, clinical utility, and actuarial and clinical compliance information.

*Proprietary blood-based biomarkers*

Blood-based biomarkers are typically genes or proteins that indicate the existence and severity of certain conditions (such as kidney disease) and can be measured from a simple blood sample. KidneyIntelX includes inputs from three specific blood-based biomarkers that have previously been examined in several academic and clinical study settings as reported in scientific publications. These publications support consistent associations of soluble Tumor Necrosis Factor Receptor (sTNFR) 1 and 2 and plasma Kidney Injury Molecule-1 ("KIM-1"), with reliable independent predictive signals for kidney disease progression in DKD patients. We licensed the patented sTNFR1 and sTNFR2 biomarkers from the Joslin Diabetes Center of Harvard University because of this evidence of their predictive capabilities. KidneyintelX.dkd measures these biomarkers using a proprietary, analytically validated multiplex format with reliable inter- and intra-assay results. We are exploring additional biomarkers, including both proteomic and genomic based, from blood, urine and other biological samples for subsequent KidneyIntelX technology platform service offerings that could support enhanced predictive performance and expand indicated uses.

*Electronic health records data harmonization, adjudication and machine learning*

The use of EHRs has been adopted broadly by hospital systems in the United States, the United Kingdom, the European Union and other developed countries. EHR data are generally collected during routine clinical encounters and contain detailed information on disease and treatment patterns. When assessed in the aggregate, EHR data can provide insights into disease progression and clinical management strategies across diverse populations. EHR factors may include items such as current or past therapeutic regimes, diagnostic results, weight, age, geographic location, physician visiting habits and physician annotations. Additional data factors can be added to the KidneyIntelX technology algorithms to address different target populations.

Through experience with our clinical study work, we have developed proprietary data processing methods that enables us to analyze patient data collected during clinical encounters by a diverse set of physicians in different clinical environments and still ensure that the data used by the KidneyIntelX technology platform to support product development and clinical testing is consistent and falls within specific quality control metrics. We have tested this capability in our clinical validation studies involving stored specimens from over 2000 patients with DKD from the Mount Sinai Health System and University of Pennsylvania Health System biobanks.

- *EHR Data Harmonization.* EHR data from different institutions can be entered and stored in different formats. To overcome this significant limitation, we have developed proprietary algorithms to convert the diverse data (specifically laboratory values and medication names) and map to a standardized template.

- *Clinical Adjudication.* Kidney function can fluctuate over time and can vary in different clinical scenarios. In the clinical validation studies, to ensure that the kidney disease outcomes for kidneyintelX.dkd and future service offerings were accurately classified and did not represent random non-disease variation, all kidney function changes over time and all clinical outcomes were adjudicated by examining the trajectory of kidney function over their longitudinal course of treatment to the outcome. This adjudication and knowledge base has been codified into the overall workflow for KidneyIntelX technology versioning and validation.

- *Machine Learning.* We use a proprietary machine learning-enabled algorithm to integrate the diverse inputs from biomarker data and harmonized EHR data to achieve increased predictive performance over the current metrics for prediction of kidney disease progression.

In addition, the KidneyIntelX technology risk score may, at the sole discretion of the clinical user, be tied to specific clinical guideline recommendations developed by the healthcare system, health insurance providers or practice groups. This care pathway is expected to include elements such as targets for clinician visits and referrals, blood pressure control, diabetes control and prescription of specific medications, as well as patient behavior, such as appropriate diet, exercise, weight loss, medication adherence, to provide immediate and actionable steps related to kidney health. We also plan to link reportable results to educational modules on kidney disease for patients to improve awareness and influence lifestyle practices.

*Seamless integration with electronic health record systems for test ordering and reporting results*

KidneyIntelX is designed to interface with EHR systems in order to securely access the information required for each ordered test, which is then combined with biomarker data to generate the risk score and test report. The test result is reported directly to the ordering physician through the EHR system.

In this way, the treating physician can have all of the relevant information pertinent to the patient's care delivered to them at the time of the clinical encounter and can trigger care pathways directly from the EHR interface, with the goal of driving a virtuous cycle in which patients and clinicians have increased visibility and awareness changes in care management and patient behavior on kidney health.

All personal health information captured by the kidneyintelX.dkd application is at all times stored in secure Microsoft Azure-supported cloud infrastructure and is encrypted using Advanced Encryption Standard. All transfers of data and reports through firewalls of the health system are executed using secure transfer protocols in accordance with internationally accepted Transport Layer Security versions 1.2 and 1.3. Security components also include rigid authentication and authorization of all users, a continuous monitoring tool, intrusion detection system and periodic penetration testing to mitigate risks of cyber-attacks.

## OUR STRATEGY

Our goal is to lower healthcare costs and improve patient quality of life by transforming the paradigm for kidney disease risk assessment and clinical management through our KidneyIntelX platform technology and the now FDA authorized kidneyintelX.dkd. Core strategy elements to achieve this goal include the following:

- ***Continue to Build Integrated Partnerships with Healthcare Systems on a Population Health Basis.*** We are focused on building partnerships with healthcare systems and the engagement and support of their clinical leadership teams, which will enable us to efficiently initiate and deploy our solution to patient populations with DKD. A key aspect of this is technical integration of the KidneyIntelX technology software platform with healthcare systems' EHR systems and clinical workflow. In September 2020, we announced the initiation of patient testing with Mount Sinai Health System. Integrated partnerships such as this is designed to allow KidneyIntelX technology to be deployed directly to patient populations and their treating clinicians in a cost-efficient and timely manner. We are engaging with multiple healthcare institutions and national payors regarding additional partnership opportunities.

- ***Further Expand Insurance Payor Coverage.*** We continue to successfully build pathways for payment for KidneyIntelX technology across a range of insurance payors in multiple states including from Blue Cross Blue Shield, Medicaid, Medicare, Medicare Advantage and other private insurance companies. We believe we are reaching critical scale of insurance payment in several key markets including in Illinois, New York, Texas, Florida and North Carolina.

- ***Continue to Pursue Permanent Medicare Coverage Through a Local Coverage Determination (LCD) and a National Coverage Determination (NCD).*** We achieved our first payments from National Government Services (NGS), a Medicare Administrative Contractor ("MAC"), in October 2022. Following FDA De Novo marketing authorization, NGS convened a Contractor Advisory Committee ("CAC") meeting as part of the LCD process. As part of the 21st Century Cures Act, Medicare Administrative Contractors are mandated to base an LCD on a review of the published clinical evidence and consensus guidelines. Part of the process is to convene a group of healthcare professionals to review the clinical literature and provide input to help inform the potential coverage decision. During the CAC meeting on August 24, 2023, the members of the panel discussed the literature and their confidence in the effectiveness and utility of the KidneyIntelX technology. While there are no guarantees, we believe KidneyIntelX has sufficient peer review literature on effectiveness to support a Local Coverage Decision from NGS, and we are pursuing additional coverage from other MACs in other jurisdictions. We are also simultaneously pursuing a National coverage determination directly from the Centers for Medicare & Medicaid Services ("CMS"). FDA and CMS have proposed a new Transitional Coverage for Emerging Technologies (TCET) program to support Medicare coverage on the national level for innovative diagnostic devices that service an urgent clinical need.

- ***Build Substantial Repository of Kidney Disease-Related Data.*** We are building a repository of kidney disease-related data for the development of progressive KidneyIntelX product versions and additional artificial intelligence-powered clinical applications. We are designing applications to examine disease patterns in large patient populations and to optimize clinical care navigation and management effectiveness. These developments are underpinned by the goals of driving patient and physician behavior changes and ultimately improving patient outcomes. Access to current and historical patient data, combined with the ability to analytically and clinically validate study results in a quality-controlled framework, provides us with a powerful product development platform. Moreover, the depth, specificity and quality of data is of paramount importance to developing solutions with demonstrated clinical utility across a range of practice specialties and patient demographics, and securing access to this data is central to our strategy of demonstrating both short- and long-term impact on patient outcomes and health economics.

- ***Expand Our Product Portfolio.*** We believe there are significant opportunities to expand our platform through incremental version releases of KidneyIntelX technology as well as through extending the KidneyIntelX platform into new applications for CKD patients beyond those with diabetes, including repeat testing to monitor changes in risk and therapeutic response and other CKD subtypes. We also intend to develop solutions for use in other large chronic disease patient populations, like CKD associated cardiovascular disease. KidneyIntelX technology has been designed within a quality controlled environment with regulatory approval process to allow us to take advantage of the dynamic nature of machine learning to improve product performance through a sequence of controlled version releases. We believe that our product development approach, which is based on a quality systems framework following FDA's Quality System Regulations and the ISO guidelines applicable to medical devices, will enable our KidneyIntelX platform to take advantage of exponential data growth and new clinical use cases, with a clearer path to achieving additional products and services.

- ***Real World Evidence Program.*** We have invested heavily over the past several years in developing a comprehensive portfolio of both real-world evidence outcomes and utility data. We have published and presented this data in various formats including in peer-reviewed publications and at major medical conferences. We believe the data released to date has largely satisfied the primary objective of demonstrating the clinical and economic impact of KidneyIntelX technology informed care management in large populations as has been evidenced by our regulatory, reimbursement and adoption achievements. We expect to continue to pursue real-world evidence generation in the future for KidneyIntelX platform products over time.

- ***Launch in Major International Markets.*** With FDA De Novo authorization for kidneyintelX.dkd, we have seen an increase in in-bound inquiries for international licensing and distribution opportunities. Kidney disease poses an increasing threat globally and we believe there will be a number of opportunities to partner with third-party entities to carry KidneyIntelX technology internationally through license.

We believe KidneyIntelX technology produces early, actionable prognosis that can support clinical pathways to slow the progression of kidney disease and potentially prevent the occurrence of progressive kidney function decline such as kidney failure and the need for long-term dialysis or kidney transplant. We have built a comprehensive body of published evidence through clinical validation studies and patient data generation to demonstrate that accurate and early identification of high-risk patients, coupled with guidelines-driven clinical recommendations designed to maximize patient treatment and compliance, can have a measurable positive impact on patient quality of life and significantly lower healthcare costs. By involving a broad range of expert clinical opinions, testing a growing number of patient samples, consulting closely with clinical society and patient advocacy organizations, partnering with healthcare systems and payors and developing a detailed understanding of the clinical practice environment, we believe successful use of KidneyIntelX technology will help ease suffering and improve outcomes for patients living with DKD.

# OUR COMPETITIVE STRENGTHS

The KidneyIntelX platform has the following key strengths:

- ***Novel Bioprognostic™ Platform Incorporating Biomarkers and Health Record Features Analyzed with a Machine Learning Enabled Algorithm to Assess the Risk for Kidney Disease Progression***. KidneyIntelX technology has produced the first machine learning enabled *in vitro* prognostic device with the ability to identify patients at risk of progressive kidney function decline while in the earlier stages of DKD, when costs and outcomes can be better controlled.

- ***Large and Growing Addressable Market***. CKD affects over 850 million people worldwide, including approximately 35.5 million people in the United States. The NKF estimates that one third of adults in the United States are at risk of developing kidney disease. Type 2 diabetes is one of the most significant risk factors for developing CKD and obesity is believed to account for 80% to 85% of the risk of developing type 2 diabetes. It is estimated that there are approximately 14 million adults with DKD in the United States. Published data suggests that the DKD population will continue to grow along with the anticipated increase in the occurrence of type 2 diabetes and obesity. One study estimates that by 2060, the number of adults in the United States diagnosed with diabetes will reach 60 million. Further, according to a 2019 study from the Harvard T.H. Chan School of Public Health, by 2030, about half of the adult U.S. population will be obese and about a quarter will be severely obese.

- ***Achievements in Reimbursement and Coverage***. We have received Medicare payment, Medicare national payment rate and multiple private insurance coverage determinations to date. We believe these positive outcomes are the result of several factors: (1) our rigorous approach to a product development and the market access process, (2) significant changes in U.S. reimbursement law with the full implementation of the Protecting Access to Medicare Act, and (3) global improvements in kidney disease policy management, including the U.S. Presidential Executive Order on Advancing American Kidney Health issued in July 2019.

- ***Economic Health Benefits***.  KidneyIntelX technology was designed to provide accurate, real-time, actionable results for patients and physicians while reducing costs and promoting improved health economics for patients, physicians, healthcare systems and payors. Health economic benefits are projected to be derived from three key areas: (1) slowing progression to the next stage of CKD, (2) delaying or preventing progression to ESKD and the need for dialysis or kidney transplant and (3) avoiding dialysis crashes. By deploying our proprietary artificial intelligence-enabled algorithm in a regulated, clinically validated, *in vitro* diagnostic test, kidneyintelX.dkd is able to help predict which patients will experience progressive kidney function decline from early stage disease (Stage 1-3b) within a five-year timeframe, equipping physicians with the information they need to understand risk in their patients. According to a study conducted by BHA, based on the Medicare price of $950 per reportable test, KidneyIntelX technology would generate a positive return for health insurers in 12-24 months and deliver a cost savings of up to $1.3 billion over five years per 100,000 patients with DKD.  We believe successive and broad insurance coverage decisions have validated this health economics value proposition.

- ***Partnered Business Model at Population Health Level***. We have begun to deploy KidneyIntelX technology in the form of the KidneyIntelX laboratory developed service through partnerships with healthcare systems (including Mount Sinai Health System, and Atrium Health/Wake Forest Baptist Health) and insurance payors that provide coverage to certain healthcare systems' patients. We expect to transition these deployments and new deployments to our now FDA authorized kidneyintelX.dkd beginning early in calendar 2024.  As we have demonstrated with the KidneyIntelX laboratory developed service, we believe an EHR integrated kidneyintelX.dkd with population health support will be able to potentially benefit significant patient populations without employing a large, traditional sales force on a provider-level basis at those health systems. In addition, integration of the kidneyintelX.dkd software platform with healthcare providers' EHR systems enables seamless electronic test ordering and score reporting.

- ***Kidney Disease Data Repository***. As a result of our partnered business model at a population health level, we anticipate that we will have the opportunity to build the most comprehensive de-identified kidney disease data repository geared toward early identification of high-risk patients and optimization of care pathways. Further, our partnerships with relevant insurance payors increases the visibility and the potential cost/benefit economics of KidneyIntelX technology.

# Financial Review

The results presented cover FY23. The presentational currency for Renalytix plc and its subsidiaries (together, the "Group") is the United States Dollar.

## INCOME STATEMENT

### Revenue

The Group recognized a total of $3.4 million in revenue in the financial year ended 30 June 2023 ("FY23") (financial year ended 30 June 2022 ("FY22"): $2.9 million) which was comprised of $3.1 million in revenue related to testing services (FY22: $2.7 million) as well as $0.3 million related to pharmaceutical services revenue (FY22: $0.2 million).

### Cost of Sales

The cost of sales associated with the services performed and commercial testing revenue was $2.7 million for FY23 (FY22: $2.1 million).

### Administrative Costs

During FY23, administrative expenses totaled $43.1 million (FY22): $58.3 million). The major items of expenditure were general and administrative costs of which included $21.0million in employee- related costs (FY22: $27.6 million), $5.9 million in subcontractors, legal, accounting, and other professional fees (FY22: $12.9 million), $8.0 million in external R&D Services, lab supplies and lab services(FY22: $6.4 million), $2.7 million in insurance (FY22: $4.6 million), $2.1 million in depreciation and amortisation (FY22: $2.1 million), $1.3 million in marketing and public relations (FY22: $1.9 million), $1.3 million in IT related costs (FY22: $1.7million), $0.4 million in office related expenses including rent (FY22: $0.5 million), $0.1 million in stock exchange listing and filing fees (FY22: $0.3 million) and $0.3 million in other expenses (FY22: $0.3 million).

### Gain (Loss) On Financial Assets At Fair Value Through Profit Or Loss

The Company accounts for the investment in VericiDx equity securities at fair value, with changes in fair value recognized in the income statement. During the year ended 30 June 2023, we recorded a loss of $1.3 million to adjust the VericiDx investment to fair value. During the year ended 30 June 2022, we recorded a loss of $5.9 million to adjust the VericiDx investment to fair value.

### Fair Value Adjustment Of Convertible Debt

We elected to account for the convertible notes at fair value with qualifying changes in fair value recognized through the income statement until the notes are settled. This excludes fair value adjustments related to instrument-specific credit risk, which are recognized in OCI. For the year ended 30 June 2023, we recorded a loss of $3.1 million to adjust the convertible notes to fair value. For the year ended 30 June 2022, we recorded a gain of $4.0 million to adjust the convertible notes to fair value.

### Finance Income (Expense)

During the year ended 30 June 2023, we recognized a gain of $0.5 million, which was comprised of $0.2 million of income related to the dissolution of Kantaro, $0.3 million of income for refunds from Citibank, $0.1 million interest income earned on our cash deposits, and offset by $0.1 million of foreign exchange losses. During the year ended 30 June 2022, we recognized a foreign currency gain of $9.6 million due to exchange rate fluctuations on transactions denominated in a currency other than our functional currency.

# BALANCE SHEET

## Inventory

Inventory consists of consumable materials used by the labs to carry out KidneyIntelX tests. Inventory on hand at 30 June 2023 totaled $0.7 million (FY22: $1.2 million). During FY22, inventory levels increased due to purchases as the company prepares for increased KidneyIntelX testing volumes.

## Fixed Assets

Property, plant, and equipment consists of laboratory equipment being used to support testing and product development activities. At 30 June 2023, the company held $1.0 million in net property, plant, and equipment (FY22: $1.4 million).

## Intangible Assets

The Group held $12.5 million net book value of intangible assets at 30 June 2023 (FY22: $14.0 million) which includes payments made primarily to Mount Sinai for license and patent costs for the intellectual property underlying KidneyIntelX, as well as amounts capitalized as development costs. Intangible assets also include the value of the biomarker business purchased (in exchange for ordinary shares in the Company) from EKF. Intangible assets decreased period over period due to amortisation and the impact of foreign exchange translation at period end.

## Investment in Verici

At the end of FY23 the group held 9,831,681 shares in Verici Dx, the fair value of the investment in Verici Dx was $1.5 million at 30 June 2023 (FY22: $2.7 million).

## Convertible Note

In April 2022, the Company issued amortising senior convertible bonds with a principal amount of $21.2 million due in April 2027 (the "Bonds"). The Bonds were issued at 85% par value with total net proceeds of $18.0 million. The Company elected to account for the Bonds at fair value. At 30 June 2023, the Bonds had a fair value of $11.9 million.  At 30 June 2022, the Bonds had a fair value of $12.3 million.

## Cash

The Group had cash on hand of $24.7 million (FY22: $41.3 million). Cash and equivalents are held in several deposit accounts in the US ($14.9 million), UK ($8.6 million) and IRE ($1.2 million).

# Risk Management Approach

We recognize that effective risk management is essential to the successful delivery of the Group's strategy. As we grow our business, we believe it is important to develop and enhance our risk management processes and control environment on an ongoing basis and ensure it is fit for purpose by identifying and managing risks across the Group in a consistent and robust manner.

Below we describe our risk management approach, the principal risks and uncertainties faced by the Group and the controls in place to manage them.

## OVERVIEW OF RISK MANAGEMENT APPROACH

The key principles that guide the Group's risk management approach are outlined below:

- It is the employees' responsibility to ensure they understand and comply with the Risk Management Policy and their defined risk management roles and responsibilities.

- There is a defined risk management governance structure with clear accountabilities.

- A consistent risk management approach is used throughout the Group to identify and manage risks posed in the AI and life sciences industries.

- Risk management is embedded in all key processes and decision-making within the Group (including strategy setting, budgeting, planning and day-to-day operations and activities).

A risk register is maintained and updated periodically. The register includes the risk description, risk owner, mitigation/control description and risk profile.

## PRINCIPAL RISKS AND UNCERTAINTIES

Set out below are the principal risks which we believe could materially affect the Group's ability to achieve its financial and operating objectives and control or mitigating activities adopted to manage them. The risks are not listed in order of significance.

## THE GROUP IS DEPENDENT UPON ITS STRATEGIC COLLABORATION WITH THIRD PARTY PARTNERS

The Group is working to develop and commercialize its products in close collaboration with strategic partners. The Group is dependent upon third parties for resources and revenue. Failure by these strategic partners to meet its key contractual obligations or to purchase KidneyIntelX tests, for whatever reason, would likely have a material adverse effect on the Group and its ability to achieve its commercial objectives, potentially including the attainment of sales volumes leading to profitability, and may ultimately result in the Group becoming unviable.

## REGULATORY RISK

There can be no guarantee that any of the Group's products will be able to obtain or maintain the necessary regulatory approvals in any or all of the territories in respect of which applications for such approvals are made. Where regulatory approvals are obtained, there can be no guarantee that the conditions attached to such approvals will not be considered too onerous by the Group or its partners in order to be able to market its products effectively.

The Group seeks to reduce this risk by seeking advice from regulatory advisers, consultations with regulatory approval bodies and by working with experienced partners.

## REIMBURSEMENT LEVELS

There is no guarantee that the Company will be able to continue to sell its products or services profitably if the reimbursement level from third party payers, including government and private health insurers, is limited or subsequently withdrawn. Third party payers are increasingly attempting to contain health care costs through measures that could impact the Company including challenging the prices charged for health care products and services, limiting both coverage and the amount of reimbursement for new diagnostics products and services, and denying or limiting coverage for products that are approved by the regulatory agencies but are considered experimental by third party payers.

The Company understands that due to third party dependency it is extremely difficult to eradicate this risk. However, the Company manages this risk with constant dialogue and educating the third-party payers on the Group's products and also developing new technologies in order to seek additional reimbursements.

## KEY EMPLOYEES

The Company's future development and prospects depend to a significant degree on the continuing contribution of key members of its Board, Senior Management and Scientific Advisory Board. As a small organization, the Company relies on a core team of staff and is therefore exposed to any significant departures of key personnel. In particular, the Company's performance depends significantly on the continuing contribution of its CEO, James McCullough, its President, Thomas McLain, its CTO, Fergus Fleming, its CFO, O. James Sterling and its CMO, Michael Donovan.

The Group operates in a highly competitive field and the expertise and skills of key individuals are also applicable in a number of other fields and industries. The high level of demand for such expertise and skills means that there is increasingly intense competition for talent. The departure of any of the key members to pursue other opportunities or because they are no longer able to continue to perform their roles (for whatever reason) could have a negative impact on its operations and could affect the Group's ability to execute the Group's business strategy.

To seek to mitigate the potential risk of departures, the Company has adopted a competitive remuneration structure, which includes share-based incentives. The Company has also taken out key- man insurance on James McCullough. However, there can be no assurance that this insurance will be adequate or continue to be available on appropriate terms or at all.

## OBSOLESCENCE OF GROUP'S PRODUCTS

Demand for the Group's products could be adversely impacted by the development of alternative technology and alternative medicines specifically intended for the identification, stratification and/ or treatment of CKD patients. There can be no assurance that the technology and products currently being developed by the Group will not be rendered obsolete. New AI technology may continue to emerge and develop. As a result, there is the possibility that new technology may be superior to, or render obsolete, the technology that the Group currently is developing. Any failure of the Company to ensure that its technology platform and products remain up to date with the latest technology may have a material adverse impact on the Company's competitiveness and financial performance. The Group's success will depend, in part, on its or its partners' ability to develop and adapt to these technological changes and industry trends.

## THE GROUP IS SUBJECT TO INCREASINGLY STRINGENT PRIVACY AND DATA SECURITY LEGISLATION

Regulatory, legislative or self-regulatory/standard developments regarding privacy and data security matters could adversely affect the Group's ability to conduct the Group's business. The Group is subject to laws, rules, regulations and industry standards related to data privacy and cyber security, and restrictions or technological requirements regarding the collection, use, storage, protection, retention or transfer of data.

For the foreseeable future, the Group will only process data relating to patients in the US and will therefore be subject to various rules and regulations, including those promulgated under the authority of the US Department of Health and Human Services, the Federal Trade Commission, and state cybersecurity and breach notification laws, as well as regulator enforcement positions and expectations.

If the Company begins processing personal data in the context of an establishment in a country that is subject to the GDPR or if it offers products or services to residents of an EU country, it will have to comply with various robust obligations.

Globally, governments and agencies have adopted and could in the future adopt, modify, apply or enforce laws, policies, regulations, and standards covering user privacy, data security, technologies that are used to collect, store and/or process data, marketing online, the use of data to inform marketing, the taxation of products and services, unfair and deceptive practices, and the collection (including the collection of information), use, processing, transfer, storage and/or disclosure of data associated with unique individual internet users. New regulation or legislative actions regarding data privacy and security (together with applicable industry standards) may increase the costs of doing business and could have a material adverse impact on the Group's operations and cash flows.

Despite the Group's ongoing efforts to ensure practices are compliant, the Group may not be successful either due to various factors within the Group's control, such as limited financial or human resources, or other factors outside the Group's control. It is also possible that local data protection authorities may have different interpretations of the GDPR, leading to potential inconsistencies amongst various EU member states.

## COMPETITION

The markets in which the Group operates, which include the markets for laboratory developed tests, clinical diagnostic support tools and clinical AI solutions, are potentially highly competitive and rapidly changing.

Competitors may have access to considerably greater financial, technical and marketing resources. The availability and price of the Group's competitors' clinical AI development services could limit the demand, and the price the Group is able to charge, for its services. New competing products may enter the market and make the Group's discoveries and the products developed from those discoveries obsolete.

Alternatively, a competitor's products may be more effective, cheaper or more effectively marketed than the products developed by the Group, which could have a material adverse effect on the Group's profitability and/or financial condition.

Technological competition from medical device companies, life science companies, universities and academic medical centres is intense and can be expected to increase. Many competitors and potential competitors of the Group have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Group. The future success of the Group depends, in part, on its ability to maintain a competitive position, including an ability to further progress through the necessary preclinical and clinical trials to support commercialization, marketing authorization where necessary, and coverage and reimbursement. Other companies may succeed in commercializing products earlier than the Group or in developing products that are more effective than those which may be produced by the Group. While the Group will seek to develop its capabilities in order to remain competitive, there can be no assurance that research and development by others will not render the Group's products obsolete or uncompetitive.

## RESEARCH AND DEVELOPMENT RISK

The Group operates in the life sciences sector and will look to exploit opportunities within that sector. The Group is involved in complex clinical development processes and industry experience indicates that there may be a very high incidence of delay or failure to produce the desired results. The Group may not be able to develop new products or to identify specific market needs that can be addressed by technology solutions developed by the Group. The ability of the Group to develop new technology relies, in part, on the recruitment of appropriately qualified staff as the Group grows. The Group may be unable to find a sufficient number of appropriately highly trained individuals to satisfy its growth rate which could affect its ability to develop as planned.

Product development timelines are at risk of delay, particularly since it is not always possible to predict the rate of patient recruitment into clinical trials. There is a risk therefore that product development could take longer than presently expected by the Board. If such delays occur, the Group may require further working capital. The Board shall seek to minimize the risk of delays by careful management of projects.

In addition, research and development may be subject to various requirements, such as research subject protection for individuals participating in clinical evaluations of new laboratory developed tests and products, institutional review board oversight, regulatory authorizations, and design control requirements for FDA and EU-regulated products. Failure to comply with requirements could result in penalties, delay, or prevent commercialisation of products.

## FINANCIAL REPORTING AND DISCLOSURE

Due to the nature of the Group there is a requirement to report accurate financial information in compliance with accounting standards and applicable legislation.

This risk is mitigated through the Group's internal controls over the financial information and reporting, overseen by the local financial heads and then reviewed by the central finance team, including the Chief Financial Officer. The annual financial statements are also subject to audit by the Group's external auditors.

## CYBER SECURITY RISK

The Group uses computers extensively in its operations and has an online presence but does not trade online. It is at risk of attack through hacking or other methods. This risk is mitigated by the use of robust security measures, staff training, and back-up systems.

## INTELLECTUAL PROPERTY RISK

The commercial success of the Group and its ability to compete effectively with other companies depends, amongst other things, on its ability to obtain and maintain patents sufficiently broad in scope to provide protection for the Group's intellectual property rights against third parties and to exploit its products. The absence of any such patents may have a material adverse effect on the Group's ability to develop its business.

The Group mitigates this risk by developing products where legal advice indicates patent protection would be available, seeking patent protection for the Group's products, maintaining confidentiality agreements regarding Group know-how and technology and monitoring technological developments and the registration of patents by other parties. The commercial success of the Group also depends upon not infringing patents granted, now or in the future, to third parties who may have filed applications or who have obtained, or may obtain, patents relating to business processes which might inhibit the Group's ability to develop and exploit its own products.

# Section 172 Statement

The Directors are required by law to act in good faith to promote the success of the Company for the benefit of the shareholders as a whole and are also required to have regard to the following:

- the likely long-term consequences of any decision;

- the interests of the Company's employees;

- the need to foster the Company's business relationships with suppliers, customers and others;

- the impact of the Company's operations on the community and the environment;

- the desirability of the Company maintaining a reputation for high standards of business conduct; and

- the need to act fairly as between shareholders of the Company.

Please see the Corporate Governance Statement in the Directors' Report for an overview of the Company's corporate governance arrangements.

The Chairman and Chief Executive Officer's joint statement and the section headed "Product Overview and Strategy" in this Strategic Report describes the Group's activities, strategies and future prospects, including the considerations for long-term decision making. In particular, the Group has made significant progress towards its operational, regulatory and reimbursement goals and is now engaged in commercial roll-out of its lead product, KidneyIntelX in the United States. In addition, the Group is seeing an increase in strategic partnering activities which will continue to build on the validation and commercial use cases for KidneyIntelX.

The Board has a good relationship with the Group's employees. The Board maintains constructive dialogue with employees through the Chief Executive Officer and other members of the executive team. Appropriate remuneration and incentive schemes are maintained to align employees' objectives with those of the Group. See further under Employees in the section headed "Corporate Social Responsibility" below.

The Group endeavors to maintain good relationships with its suppliers by contracting on fair business terms, paying within agreed timeframes, and responding promptly to inquiries.

The Group's operations have minimal environmental impact. Please see Environment in the section headed "Corporate Social Responsibility" below for more details.

The Board recognizes the Group's duty to be a good corporate citizen. See Social, community and human rights in the section headed "Corporate Social Responsibility" below for more details.

The Board recognizes the importance of maintaining high standards of business conduct. The Group operates a Code of Business Conduct and Ethics applicable to its employees, independent contractors, executive officers and directors. A current copy of the Code of Business Conduct and Ethics is available on our website, which is located at www.renalytix.com.

The Board endeavors to maintain good relationships with its shareholders and treat them equally. This is described in more detail in the Corporate Governance Statement under the heading "Relations with Shareholders."

There were a number of initiatives and strategic actions undertaken during FY23 which the Directors believe were in the best interests of the Company and all its stakeholders as follows:

- Achieved FDA De Novo marketing authorization for kidneyintelX.dkd to assess risk of progressive kidney function decline in adults with diabetes and early-stage kidney disease.

- Secured additional key insurance coverage contracts for KidneyIntelX

- Inclusion of KidneyIntelX in draft Kidney Disease Improving Global Outcomes (KDIGO) 2023 Clinical Practice Guideline for Evaluation and Management of Chronic Kidney Disease (KDIGO 2023 Guideline)

- Continuing to maintain contracted pricing at or over the Medicare Clinical Laboratory Fee Schedule (CLFS) of $950 per reportable test result

- Received Medicare payments for KidneyIntelX

- Executed over 40 commercial payor contracts and enrolled as a provider in 35 state Medicaid programs to date

- Milestone achievement converting payment to full, long-term commercial insurance billing model at Mount Sinai Health System

- Appointed senior diagnostics executive Howard Doran to lead global commercial sales beginning with direct to physician salesforce in New York, Illinois, North Carolina, Florida and Texas

- Full Epic electronic health record system integration with Atrium / Wake Forest proceeding with launch expected before end of calendar 2023

- Selected EVERSANA® to supplement identification and training of sales personnel in select U.S. regions

- Core participant in consortium granted $10 million by Horizon Europe Grant to advance personalized medicine in treating chronic kidney disease

- Increasing diversity of commercially billable testing volume, particularly among primary care physician practices ordering through the MyIntelX portal

- Continued data generation and analysis presented in multiple scientific venues and publications reinforcing the benefits of KidneyIntelX

- Completed $20.3 million equity financing led by new institutional investors in February 2023

- Reduced annual operating expenses by over $11 million versus the prior year with additional cost reduction initiatives underway to extend cash runway while preserving revenue generating activity

- Expanded board of directors with the addition of financial executive Catherine Coste

# Corporate Social Responsibility

## ENVIRONMENT

The Directors consider that the nature of the Group's activities is not inherently detrimental to the environment. The Group is committed to identifying and minimizing any effect on the environment caused by its operations. As a minimum standard, we will fully comply with all relevant legislation and, wherever possible, look for opportunities to make a positive contribution to the environments in which we operate.

## EMPLOYEES

The Group places great value on the involvement of its employees and they are regularly briefed on the Group's activities. The Group closely monitors staff attrition rates which it seeks to keep at low levels and aims to structure staff compensation levels at competitive rates in order to attract and retain high calibre personnel.

## DISABLED EMPLOYEES

Applications for employment by disabled persons are always fully considered, bearing in mind the specific aptitudes of the applicant involved. It is the policy of the Group that the training, career development and promotion of disabled persons, as far as possible, be identical to that of other employees.

## SOCIAL, COMMUNITY AND HUMAN RIGHTS

The Board recognizes that the Group has a duty to be a good corporate citizen and to respect and comply with laws, regulations, and where appropriate the customs and culture of the territories in which it operates. The Group encourages employees to take part in charitable activities which are related to our business areas or customers. It contributes as far as is practicable to the local communities in which it operates and takes a responsible and positive approach to employment practices.

## GENDER DIVERSITY INFORMATION

|  | Male | Female |
|---|---|---|
| Directors of the Company | 7 | 1 |
| Employees in other senior executive positions | 5 | 1 |
| Senior managers other than directors and senior executives of the company | 5 | 2 |
| Other employees of the group | 33 | 34 |

# Board of Directors



### Christopher Mills

*Non-Executive Chairman (Aged 70)*

Christopher Mills has served as a member of the Renalytix Board since its inception. Christopher founded Harwood Capital Management in 2011, a successor to its former parent company, J.O. Hambro Capital Management, which he co-founded in 1993. He is Chief Executive and Investment Manager of North Atlantic Smaller Companies Investment Trust plc and Chief Investment Officer of Harwood Capital LLP. He is a Non-executive Director of a number of companies, including EKF Diagnostics.



### James McCullough

*Chief Executive Officer and Director (Aged 55)*

James McCullough has served as Renalytix's co-founder and Chief Executive Officer since its inception. James has leadership experience building emerging technology companies in both the public and private sectors with specific expertise in the life-sciences industry. James was most recently Chief Executive Officer of Exosome Diagnostics, a venture-backed personalized medicine company developing non-invasive liquid biopsy diagnostics in cancer, which was recently acquired by Bio-Techne Corporation. James is also a managing partner of Renwick Capital, LLC, a management consulting firm specializing in assisting emerging healthcare technology companies with strategic planning and business execution, and was a co-founder of PAIGE.AI, a computational pathology spin-out from the Memorial Sloan Kettering Cancer Center. James received his B.A. from Boston University and an M.B.A. from Columbia Business School. James is currently Chairman of BalletNext, a performing arts company in park city Utah.



### Fergus Fleming

*Chief Technical Officer and Director (Aged 56)*

Fergus Fleming has served as Renalytix's Chief Technical Officer since its inception. Fergus has over 25 years' experience in the life sciences sector, including leadership positions with Baxter Healthcare, Boston Scientific, Trinity Biotech plc, and EKF Diagnostics. Fergus has extensive experience in the design and manufacture of interventional medical devices, digital health solutions, in vitro diagnostics instruments and reagents, and electromechanical devices. He has extensive experience managing global projects, including clinical research collaborations, product development, acquisitions, and manufacturing site transfers.



### Erik Lium Ph.D.

*Non-Executive Director (Aged 55)*

Erik Lium, Ph.D., has served as a member of the Renalytix Board since November 2018. Dr. Lium is the executive vice president of Mount Sinai Innovation Partners and is responsible for advancing Mount Sinai's research, instruction, and public service missions through strategic research partnerships with industry, the management, transfer and commercialisation of technologies, and fostering the development of start- ups and joint ventures to advance promising early-stage technologies. Dr. Lium also serves as a director of Amathus Therapeutics and as a member of the Investment Review Committee for the Accelerate NY Seed Fund.

Prior to joining Mount Sinai, Dr. Lium served as the assistant vice chancellor of Innovation, Technology & Alliances at the University of California, San Francisco (UCSF), and the UCSF Principal Investigator for the Bay area National Science Foundation I-Corps node. He held previous positions at UCSF, including assistant vice chancellor of Research and director of Industry Contracts, and director of Business Development for the Diabetes Center & Immune Tolerance Network. Dr. Lium served as president of LabVelocity Inc., an Information Services Company focused on accelerating research and development in the life sciences prior to its acquisition in 2004. He pursued post-doctoral research at UCSF, and earned a PhD with honours from the Integrated Program in Cellular, Molecular and Biophysical Studies at Columbia University. Dr. Lium holds a BS in Biology from Gonzaga University.



### Chirag R. Parikh, Ph.D., M.D.

*Non-Executive Director (Aged 50)*

Chirag R. Parikh, Ph.D., M.D., has served as a member of the Board since October 2019. Since July 2018, Dr. Parikh has served as a Professor of Medicine and the Division Director of Nephrology at Johns Hopkins University. Dr. Parikh also served as a faculty member at Yale University where he directed the Program of Applied Translational Research. Dr. Parikh's research focuses on the translation and validation of novel biomarkers for the diagnosis and prognosis of kidney diseases. He has assembled multi-centre longitudinal prospective cohorts for translational research studies across several clinical settings of acute kidney injury and chronic kidney disease for the efficient translation of novel biomarkers. Dr. Parikh received his medical degree from Seth G.S. Medical College and KEM Hospital in Mumbai, India, and subsequently completed his Nephrology fellowship and a Ph.D. in Clinical Investigation at the

University of Colorado Health Sciences Center.



### Daniel J. Levangie

*Non-Executive Director (Aged 73)*

Daniel J. Levangie was appointed to the Company's board of directors in August 2021. He is an experienced executive and long-serving board director in the diagnostics and medical devices industry. Mr. Levangie is co-founder and manager of ATON Partners, a private investment firm, and president and CEO of CereVasc, LLC, a medical device company. He has also served on the board of directors of Exact Sciences Corporation since 2010. From 2013 through January 2017, Mr. Levangie served as president of Insulet Drug Delivery Systems and served as a lead director of Insulet Corporation. From 2011 through 2013, Mr. Levangie was chief executive officer of Dune Medical Devices, Inc., and co-founder and managing partner of Constitution Medical Investors, Inc., a Boston-based private investment and product development firm acquired by Roche Diagnostics Corporation in 2013. Previously, he held executive management positions with Cytyc Corporation including executive vice president and chief operating officer, chief executive officer and president until the acquisition of Cytyc by Hologic, in 2007. He served on the board of Hologic from 2007 to 2009. Mr. Levangie holds a B.S. in Pharmacy from Northeastern University.



### Timothy J. Scannell

*Non-Executive Director (Aged 59) - resigned 18 October 2023*

Timothy J. Scannell was appointed to the Company's board of directors in March 2022. He also serves on the boards of publicly held Insulet Corporation, Novocure, and Molekule.  Additionally, Mr. Scannell serves on the boards of privately held Collagen Matrix, Synaptive Medical, and Cerebral Therapeutics. Mr. Scannell also serves as an Executive Advisor at Stryker, one of the world's leading medical technology companies. His career at Stryker spans 32 years, during which he held several leadership roles, including President and Chief Operating Officer, Group President of MedSurg & Neurotechnology, President of Spine, and Vice President & General Manager of Stryker Biotech.

Mr. Scannell brings extensive strategic, sales and marketing, and operational skills and experience, with a track record for delivering top tier results. He holds Bachelor of Business Administration and Master of Business Administration degrees from the University of Notre Dame.



## Catherine Coste

*Non-Executive Director (Aged 57)*

Catherine Coste was appointed to the Company's Board of Directors in June 2023. Ms. Coste retired from Deloitte and Touche LLP ("Deloitte") in 2020, where she was a Senior Partner, and served as one of Deloitte's Life Sciences industry executive leaders. She spent 32 years in both corporate and professional services positions leading global finance, internal audit, and operations teams. During her career at Deloitte, Ms. Coste was directly involved with over 30 life science corporations, the majority of which were large-cap and medium-cap public corporations. She also serves as a Director at both Minerva Surgical, Inc., where she is Chair of the Audit Committee and a Member of the Compensation Committee, and Biomerica, Inc., where she is Chair of the Audit Committee, and serves on both the Compensation Committee and the Nominating and Corporate Governance Committee. Ms. Coste's experience includes, but is not limited to, Sarbanes-Oxley compliance, corporate risk analysis and management, cyber risk assessment, fraud prevention, IT systems analysis and upgrades, internal controls, and corporate governance. She is a Certified Public Accountant, who earned her B.A. in business administration, accounting, from California State University, Hayward.

## Ann Berman

*Non-Executive Director – resigned 19 September 2022*

This report was approved by the Board on 27 October 2023 and signed on behalf of the Board by:

Christopher Mills

## Christopher Mills

*Chairman*

# Directors' Report

The Directors present their annual report on the affairs of the Group and Parent Company, together with the consolidated financial statements and auditor's report for the year ended 30 June 2023. The Corporate Governance Statement set out on pages 35 to 37 forms part of this report.

## CORPORATE DETAILS

Renalytix plc is a public limited company incorporated in the under the laws of England & Wales (Registration Number 11257655). The address of the registered office is Finsgate, 5-7 Cranwood Street, London EC1V 9EE.

## DIRECTORS

The Directors, who served in office during the year and as at the date of signing these financial statements were as follows:

- Christopher Mills
- James McCullough
- Erik Lium
- Fergus Fleming
- Chirag Parikh
- Daniel Levangie
- Timothy Scannell (resigned 18 October 2023)
- Ann Berman (resigned 19 September 2022)
- Catherine Coste (appointed on 30 June 2023)

Details of the Directors' membership of committees is shown on page 36. The Company Secretary is Salim Hamir.

## PRINCIPAL ACTIVITIES

The principal activity of the Group is the development of artificial intelligence-enabled clinical diagnostic solutions for kidney disease.

## GOING CONCERN

The Group and Company meet their day-to-day working capital requirements through the use of cash reserves.

The Directors have considered the applicability of the going concern basis in the preparation of these financial statements.

The Group and Company have incurred recurring losses and negative cash flows from operations since inception. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of KidneyIntelX or any future products currently in development.

As a result of our losses and our projected cash needs, the Directors have concluded that substantial doubt exists about the Group and Company's ability to continue as a going concern. Substantial additional capital will be necessary to fund the Group and Company's operations, expand its commercial activities and develop other potential diagnostic related products. The Company plans to seek additional funding through public or private equity offerings, debt financings, other collaborations, strategic alliances and licensing arrangements. The Group and Company may not be able to obtain financing on acceptable terms, or at all, and the Group and Company may not be able to enter into strategic alliances or other arrangements on favorable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Group and Company's shareholders. If the Group and Company is unable to obtain funding, the Group and Company could be required to delay, curtail or discontinue research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospect.

The Group and Company's ability to continue as a going concern is contingent upon successful execution of management's intended plan over the next twelve months to improve the Group and Company's liquidity and profitability, which includes, without limitation:

- Seeking additional capital through public or private equity offerings, debt financings, other collaborations, strategic alliances and licensing arrangements

- Implementation of various additional operating cost reduction options that are available to the Group and Company

- The achievement of a certain volume of assumed revenue

## GREENHOUSE GAS EMISSIONS, ENERGY CONSUMPTION AND ENERGY EFFICIENCY ACTION

The majority of the Group's employees are considered remote and primarily work from home offices therefore the Group has determined that it is not practical to calculate the annual quantity of greenhouse gas emissions resulting from activities for which the company is responsible in tonnes of carbon dioxide equivalent, the annual quantity of energy consumed from activities for which the company is responsible in kWh or what proportion of that figure relates to energy consumed in the UK and offshore area.

## FUTURE DEVELOPMENTS AND RESEARCH AND DEVELOPMENT ACTIVITIES

Future developments and research and development activities are discussed in the Strategic Report on pages 3 to 26.

## RESULTS AND DIVIDENDS

The Group recorded a loss for the year of $46.2 million (FY22: loss of $56.7 million). When it is commercially prudent to do so and subject to the availability of distributable reserves, the Board may approve the payment of dividends. However, at present, the Directors consider that it is more prudent to retain cash to fund the development of the Group and, as a result, feel it is inappropriate to give an indication of the likely level or timing of any future dividend payment. The Directors do not recommend payment of a dividend in respect of FY23 (FY22: nil).

## FINANCIAL RISK MANAGEMENT

Financial risk management is discussed in Note 4 of the financial statements.

## BRANCHES OUTSIDE OF THE UK

The company has two overseas branches, Renalytix AI Inc. (United States) and Renalytix AI Limited (Ireland).

## EMPLOYEE POLICIES

Employee policies are discussed in the Strategic Report on page 26.

## POLITICAL CONTRIBUTIONS AND CHARITABLE CONTRIBUTIONS

Neither the Company nor any of its subsidiaries made any political donations or incurred any political expenditure during the year ended 30 June 2023 (FY22: nil).

# DIRECTORS' INTERESTS

The interests in the share capital of the Company of those Directors serving at 30 June 2023 and as at the date of signing of these financial statements, all of which are beneficial, were as follows:

| | On 30 June 2023 Ordinary Shares of 0.25p each | On 30 June 2022 Ordinary Shares of 0.25p each |
|---|---|---|
| Christopher Mills | 10,072,500 | 9,726,125 |
| James McCullough | 2,746,386 | 2,746,386 |
| Erik Lium | — | — |
| Fergus Fleming | 569,481 | 569,481 |
| Chirag Parikh | — | — |
| Daniel Levangie | — | — |
| Timothy Scannell | 68,964 | 68,964 |
| Catherine Coste | — | — |

Christopher Mills' shareholding includes shares held through North Atlantic Smaller Companies Investment Trust plc and Oryx International Growth Fund Limited. Christopher Mills is a partner and Chief Investment Officer of Harwood Capital LLP. Harwood Capital LLP is investment manager to North Atlantic Smaller Companies Investment Trust plc and investment adviser to Oryx International Growth Fund Limited.

# SUBSTANTIAL SHAREHOLDINGS

As at 30 September 2023, the following interests in 4% or more of the issued Ordinary Share capital had been notified to the Company:

| Shareholder | Number of Shares | Percentage of Issued Share Capital |
|---|---|---|
| Icahn School of Medicine at Mount Sinai | 14,619,352 | 15.5% |
| Christopher Mills | 10,072,500 | 10.6% |
| Jefferson River Capital LLC | 8,294,932 | 8.7% |
| Polar Capital | 4,000,355 | 4.2% |

# STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the Group and Company financial statements in accordance with UK-adopted international accounting standards and the parts of the Companies Act 2006 that applies to companies applying UK-adopted international accounting standards. Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs and profit or loss of the Company and Group for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and accounting estimates that are reasonable and prudent;

- for the Group and Company financial statements, state whether applicable UK-adopted international accounting standards and the parts of the Companies Act 2006 that applies to companies applying UK-adopted international accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that:

- so far as each Director is aware, there is no relevant audit information of which the Company's auditor is unaware; and

- the Directors have taken all the steps that they ought to have taken as Directors in order to make themselves aware of any relevant audit information and to establish that the Company's auditor is aware of that information; and

- the Directors are responsible for preparing the Annual Report in accordance with applicable law and regulations. The Directors consider the Annual Report and the financial statements, taken as a whole, provides the information necessary to assess the Company's performance, business model and strategy and is fair, balanced and understandable.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

## DIRECTORS' INDEMNITIES

The Company has entered into deeds of indemnity for the benefit of each Director of the Company in respect of liabilities to which they may become liable in their capacity as Director of the Company and of any Company in the Group. Those indemnities are qualifying third party indemnity provisions for the purposes of section 234 of the Companies Act 2006 and have been in force during the whole of the financial period and up to the date of approval of the financial statements.

## INDEPENDENT AUDITORS

PKF Littlejohn LLP has expressed their willingness to continue in office as auditors and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

## CORPORATE GOVERNANCE

The Company's statement of corporate governance can be found in the Corporate Governance Statement on pages 35 to 37 of these financial statements. The Corporate Governance Statement forms part of this Report of the Directors and is incorporated into it by cross-reference.

## ANNUAL GENERAL MEETING

The resolutions to be proposed at the forthcoming Annual General Meeting are set out in a separate notice sent to the shareholders.

## RECOMMENDATION

The Board considers that the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and it is unanimously recommended that shareholders support these proposals as the Board intends to do in respect of their own holdings.

This report was approved by the Board on 27 October 2023 and signed on behalf of the Board by:

*Christopher Mills*

**Christopher Mills**

*Chairman*

# Corporate Governance Statement

## COMPLIANCE

The Company recognizes the value of good corporate governance in every part of its business. The Board has adopted the corporate governance principles of the 2018 Quoted Companies Governance Code (the "QCA Code") and the Company has continued to comply with the QCA Code throughout the reporting period. The Board believes that this corporate governance framework is appropriate for the Company, having regard to its size and nature. Details of the QCA Code can be obtained from the Quoted Companies Alliance's website (www.theqca.com).

Details of how the Group seeks to address the principles underlying the QCA Code and how it leverages its principles to support the long-term success of the Group can be found on the Company's website.

## BOARD COMPOSITION AND RESPONSIBILITY

The Board currently comprises two Executive Directors and six Non-Executive Directors.

It is the Board's opinion that the Chirag Parikh, Dan Levangie, Cathy Coste and Tim Scannell are independent and have been independent in character and judgement and that there were no relationships or circumstances which could materially affect or interfere with the exercise of her independent judgement during the course of FY23.

All Directors are subject to election by Shareholders at the first Annual General Meeting after their appointment, and are subject to re-election at least every three years. Non-Executive Directors are appointed for a specific term of office which provides for their removal in certain circumstances, including under section 168 of the Companies Act 2006. The Board does not automatically re-nominate Non-Executive Directors for election by Shareholders. The terms of appointment of the Non- Executive Directors can be obtained by request to the Company Secretary.

The Board's primary objective is to generate value for the Group by identifying and assessing business opportunities and ensuring that potential risks are identified, monitored and controlled. Matters reserved for Board decisions include strategic long-term objectives and the capital structure of major transactions. The implementation of Board decisions and day to day operations of the Group are delegated to senior management.

There is a division of responsibilities between the Non-Executive Chairman, who is responsible for the overall strategy of the Group and running the Board, and the Chief Executive Officer, who is responsible for implementing the strategy and day to day running of the Group. He is assisted by the Chief Technical Officer, who is a Board member, and Chief Financial Officer who is not a Board member.

## BOARD MEETINGS

Eighteen full Board meetings were held during the year, as well as four additional meetings with select executive directors and non-executive directors to approve certain matters. The Directors' attendance record during their period of office is as follows:

| | |
|---|---|
| Christopher Mills (Non-Executive Chairman) | 13/13 |
| James McCullough (Chief Executive Officer) | 13/13 |
| Erik Lium (Non-Executive Director) | 13/13 |
| Fergus Fleming (Chief Technology Officer) | 12/13 |
| Chirag Parikh (Non-Executive Director) | 10/13 |
| Dan Levangie (Non-Executive Director) | 11/13 |
| Timothy Scannell (Non-Executive Director) | 13/13 |
| Catherine Coste (Non-Executive Director) - appointed 30 June 2023 | 1/1 |
| Ann Berman (Non-Executive Chairman) | 5/5 |

During the year, the Board conducted an evaluation of the performance of the Board and that of the Chairman, as well as the effectiveness of the Board Committees. The Board intends to develop further its evaluation of the performance of the Board and Committees on an annual basis. The evaluation will include Board composition, experience, dynamics and the Board's role and responsibilities for strategy, risk review and succession planning. The evaluations will involve a detailed questionnaire and individual discussions between the Non-Executive Chairman and the Directors.

## AUDIT COMMITTEE

The Audit Committee comprises now of Catherine Coste, who acts as chair, Daniel Levangie and Erik Lium. The Audit Committee, among other things, determines and examines matters relating to the financial affairs of the Company including the terms of the engagement of the Company's auditors and, in consultation with the auditors, the scope of the audit. It receives and reviews the reports from management and the Company's auditors relating to the half yearly and annual forward statements and the accounting and the internal control systems in use throughout the Company.

The committee has met formally three times during the year ended 30 June 2023. There have been no significant matters communicated to the Committee by the auditors and no interaction with the Financial Reporting Council.

Since Ann Berman resignation in September 2022, Dan Levangie acted as chair before Catherine Coste taking over as chair since her appointment as Non-Executive Director of the Company.

## REMUNERATION COMMITTEE

The Remuneration Committee comprised Daniel Levangie, who acted as chair, and Erik Lium and Catherine Coste. The Remuneration Committee reviews and makes recommendations in respect of the Executive Directors' remuneration and benefits packages, including share options and the terms of their appointment. The Remuneration Committee also make recommendations to the Board concerning the allocation of share options to employees under the intended share option schemes.

The Committee has met twice during the year ended 30 June 2023.

## NOMINATION COMMITTEE

For the financial year ended 30 June 2023, the Nomination Committee comprised Timothy Scannell, who acted as chair, and Chirag Parikh. Timothy Scannell replaced Ann Berman since her resignation as Non-Executive Director of the company in September 2022. The Nomination Committee reviews and recommends nominees as new Directors to the Board.

## INTERNAL CONTROL

The Directors are responsible for ensuring that the Group maintains a system of internal control to provide them with reasonable assurance regarding the reliability of financial information used within the business and for publication and that the assets are safeguarded. There are inherent limitations in any system of internal control and accordingly even the most effective system can provide only reasonable, but not absolute, assurance with respect to the preparation of financial reporting and the safeguarding of assets.

The Group, in administering its business, has put in place strict authorization, approval and control levels within which senior management operates. These controls reflect the Group's organizational structure and business objectives. The control system includes clear lines of accountability and covers all areas of the organization. The Board operates procedures which include an appropriate control environment through the definition of the above organization structure and authority levels and the identification of the major business risks.

## INTERNAL FINANCIAL REPORTING

The Directors are responsible for establishing and maintaining the Group's system of internal reporting and as such have put in place a framework of controls to ensure that on-going financial performance is measured in a timely and correct manner and that risks are identified as early as is practicably possible. There is a comprehensive budgeting system and monthly management accounts are prepared which compare actual results against both the budget and the previous year. They are reviewed and approved by the Board and revised forecasts are prepared on a regular basis.

## RELATIONS WITH SHAREHOLDERS

The Company reports to Shareholders twice a year. The Company dispatches the notice of its Annual General Meeting, together with a description of the items of special business, at least 21 clear days before the meeting. Each substantially separate issue is the subject of a separate resolution and all Shareholders have the opportunity to put questions to the Board at the Annual General Meeting.

The Chair(s) of the Audit and Remuneration Committees normally attend the Annual General Meeting and will answer questions which may be relevant to their work. However, due to the ongoing COVID-19 pandemic, the Committee Chairs will not be in attendance at this year's Annual General Meeting. The Chairman advises the meeting of the details of proxy votes cast on each of the individual resolutions after they have been voted on in the meeting. The Chairman and the Non-Executive Directors intend to maintain a good and continuing understanding of the objectives and views of the Shareholders.

## DIVERSITY POLICY

The Company has not adopted a formal diversity policy however the employee handbook includes a policy against harassment, discrimination and retaliation of any kind.

**Shareholders May Contact the Company as Follows:**

Tel: +44 (0)20 7933 8790 (from USA: +1-646-217-4999)   Email: investors@renalytix.com

## CORPORATE SOCIAL RESPONSIBILITY

The Board recognizes that the Group has a duty to be a good corporate citizen and is conscious that its business processes minimize harm to the environment, that it contributes as far as is practicable to the local communities in which it operates and takes a responsible and positive approach to employment practices. The Group is subject to the requirements of the Modern Slavery Act 2015 and published the required statement on its website. The directors consider that the nature of the Group's activities is not inherently detrimental to the environment. The Group is committed to minimizing any effect on the environment caused by its operations.

The Corporate Governance Statement was approved by the Board on 27 October 2023 and signed on its behalf by:



**Salim Hamir**

*Company Secretary*

# Director's Remuneration Report and Policy

**RENALYTIX PLC**
**REMUNERATION COMMITTEE REPORT**
**FOR THE YEAR ENDED 30 JUNE 2023**

**Dear shareholder,**

As the Chair of the Remuneration Committee (the "Committee"), I am pleased to present, on behalf of the board of directors (the "Board") of Renalytix PLC (the "Company" or "Renalytix"), the Directors' remuneration report for the year ended 30 June 2023 (the "Directors' Remuneration Report").

The Company's Annual Report and Accounts, along with the Directors' Remuneration Report, will be subject to an advisory vote at the forthcoming Annual General Meeting on 15 December 2023 (the "AGM"). There are no other matters that the Company requires approval for under Chapter 4A of Part 10 of the Companies Act 2006. The Directors' Remuneration Policy (the "Remuneration Policy") was approved by the shareholders at the Company's AGM on 19 December 2021. We have included a copy of our current Remuneration Policy, which will remain in effect for the 2024 financial year.

**Introduction**

During the period covered by this Directors' Remuneration Report, we maintained the remuneration programs and policies that the Committee established during the financial year 2023 and implemented strategic compensation initiatives designed to incentivise and retain key employees in the Company.

As we move into financial year 2024 and beyond, the Committee's role will be to ensure that Directors and senior executives at Renalytix are appropriately compensated and incentivised to deliver growth to shareholders in a long-term and sustainable manner. The Committee seeks to accomplish this by establishing remuneration programs that are grounded in market practice, are effective at driving proper management behaviors, clearly link pay and performance and are cost efficient overall.

**Corporate Governance Standards**

As a public company, we are subject to corporate governance standards and regulations applicable in the United States and the United Kingdom.

**The Global Marketplace for Talent**

Renalytix is a biopharmaceutical company with operations in Europe and the United States. The Company plans to expand its operations in both geographic regions in line with the growth of its clinical and manufacturing activities and its plans to commercialize its products in these geographies. Given that the market for experienced directors and biopharmaceutical executive management talent, particularly in the United States, is very competitive, the Committee references the US market as the leading indicator for remuneration levels and practices. This will help attract and retain directors and motivate the superior executive management talent needed to successfully manage the Company's complex global operations. Being consistent in this market view of the United States as the primary benchmark for remuneration practices for directors and executive directors (CEO and CTO) is key for the Company as it builds its global operations in a manner designed to deliver sustainable long-term growth and shareholder value.

Committee decisions have been taken in light of the extensive benchmarking for director and executive director compensation conducted in 2023, which included a review of compensation practices of comparable companies to Renalytix in the US and Europe. In taking any actions, the Committee is mindful of the general UK compensation framework, including investor bodies' guidance, and the UK Corporate Governance Code, and has incorporated these into its remuneration programs, policies and decisions where it believes they best serve the long-term interests of shareholders.

**Remuneration Program Highlights**

While I recommend that you carefully read the disclosure on our programs and policies that follows this letter to help with the understanding of our approach to director compensation, I want to highlight the following aspects of our program below:

- **Pay for Performance** - We believe that a significant portion of remuneration of our directors and our executive directors (CEO & CTO) should be based on achieving objectives designed to create inherent value in the Company, and ultimately on achieving value creation for our shareholders. In line with this belief, the compensation of our CEO includes a significant performance-based cash bonus opportunity and a large equity incentive component. Further, our directors receive equity incentives designed to reward long-term value creation for our shareholders.

- **Shareholding requirements for Executive Directors** - We believe having these requirements encourages executive directors to build meaningful shareholding positions and furthers alignment of their interests with those of shareholders.

- **2023 Remuneration Outcome** - As outlined above, a core principle in Renalytix's remuneration program is the linkage between pay and performance. In financial year 2023, the annual bonuses of James McCullough our CEO and Fergus Fleming our CTO, our executive directors were based on a combination of corporate and personal objectives. The Committee determined that while Management made progress in key areas in financial year 2023 growing the business, the Company did not achieve 100% of its annual corporate objectives, and therefore bonuses for company executives will be paid out at 75% of the target. This outcome was based on achievements versus goals in the following key areas: overachievement in the area of Technology/Innovation, partial achievement in Executive team performance, Insurance reimbursement and Governance, Inclusion, Operations and underachievement of the Revenue Target.

- **Major Decisions and Substantial Changes regarding Directors' Remuneration** - During financial year 2023, there were no major decisions or substantial changes on our directors' remuneration scheme however the company did engage remuneration consultants in the financial year to advise the Committee on all aspects of senior executive and director remuneration. The remuneration consultant's findings were relied upon when approving compensation for financial year 2023.

**Conclusion**

On behalf of the Committee, I hope you will agree that our judgements set out in this report are a sensible approach to reward and motivate our directors and our CEO to deliver sustainable growth and shareholder value over the long term and do so in a responsible and cost efficient manner.

I hope that you find the information in this report helpful and responsive to shareholders' and other stakeholders' expectations, and look forward to the AGM, where we hope to have your support.

**Daniel J. Levangie**

*Chair of the Remuneration Committee*

27 October 2023

# DIRECTORS' REMUNERATION POLICY

This part of the Directors' remuneration report sets out the Directors' remuneration policy for the Company's directors and executive directors and has been prepared in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013.

The remuneration policy was approved by shareholders in a binding vote at our AGM on 19 December 2021 and took effect from the date of approval.

The policy applies for a maximum period of three years (or until a revised policy is approved by shareholders) and will therefore next need to be approved in a binding vote at the AGM in 2024.

The scenario charts have been updated to reflect the intended application of the policy for the financial year 2024 and references to prior financial years have been updated where appropriate to aid understanding. A copy of the as approved policy (including the scenario charts set out in that Policy) is in the Annual Report and Financial Statements for the financial year 2021 which is available at: https://investors.renalytixai.com/financials-and-filings/annual-and-half-year-reports. The policy is unchanged this year, and as such is not subject to a shareholder vote.

Renalytix's remuneration policy has been designed to:

- align to the Company's strategy and business model;

- attract, retain and motivate high calibre individuals who have the potential to support the growth of the Company;

- be competitive against appropriate market benchmarks, focusing particularly on the US bio-technology sector; and

- take account of good governance and promote the long-term success of the Company.

# EXECUTIVE DIRECTOR REMUNERATION POLICY TABLE

The table below sets out, for each element of pay, a summary of how remuneration of executive directors is structured and how it supports the Company's strategy.

| Executive Directors | | | |
|---|---|---|---|
| **Purpose and Link to Strategy** | **Operation** | **Maximum Opportunity** | **Performance Metrics** |
| **BASE SALARY** | | | |
| To attract, retain and motivate executive directors of the highest calibre who are capable of delivering the Company's strategic objectives, reflecting the individual's experience and role within the Company.<br><br>Base salary is designed to provide an appropriate level of fixed income to avoid an over-reliance on variable pay elements that could encourage excessive risk taking. | Salaries are normally reviewed annually, and changes are generally effective from 1 October.<br><br>The annual salary review of the Executive Directors takes into consideration a number of factors, including:<br><br>• scope of the individual's responsibilities;<br><br>• abilities, experience and performance of the individual;<br><br>• business performance;<br><br>• salary increases awarded to the overall employee population;<br><br>• market competitiveness and US and UK market practice; and<br><br>• the underlying rate of inflation. | Executive Director level salaries are determined considering industry benchmarking data. There is no prescribed maximum annual salary or salary increase.<br><br>Base salary increases are awarded at the discretion of the Committee; however, the Committee is guided by the general increase for the broader employee population but may decide to award a lower increase for Executive Directors or exceed this to recognize, for example, an increase in the scale, scope or responsibility of the role and/or take account relevant market movements.<br><br>Executive Director level salary increases are approved by the Board in line with corporate performance and are consistent with positions held. | No formal metrics, although any increases take account of Company performance and the individual performance of the Executive Director. |
| **BENEFITS** | | | |
| Benefits in kind offered to Executive Directors are provided on a market- | The Company aims to offer benefits that are in line with the Executive Directors' local | There is no defined maximum value for benefits, but the Committee will consider the | Not performance related. |

| competitive basis, to assist with their recruitment and retention. | market and those offered to the wider workforce. | aggregate value of any such benefits when determining what should be offered. | |
|---|---|---|---|

| Executive Directors | | | |
|---|---|---|---|
| **Purpose and Link to Strategy** | **Operation** | **Maximum Opportunity** | **Performance Metrics** |
| **PENSION** | | | |
| The Company aims to provide a contribution towards life in retirement. | Depending on their location and comparable benefits offered to local employees, Executive Directors may be eligible to receive employer contributions to a defined contribution pension scheme or a cash supplement in lieu of such contributions, or a mixture of both. | The maximum employer pension contribution or cash in lieu amount will be a percentage of annual base salary aligned with that provided to other senior executives in the Executive Director's location. | Not performance related. |
| **ANNUAL BONUS** | | | |
| An annual bonus rewards the achievement of objectives that support the Company's corporate goals and delivery of the business strategy. | Bonuses are determined based on objectives that are agreed with the Committee, and the Board, at the start of each financial year although the Committee retains the discretion to amend objectives during the year if it considers that objectives are no longer appropriate. Different performance measures and weightings may be used each year, as agreed with the Committee, to take into account changes in the business strategy. Bonuses are normally paid in cash (but may be paid in the form of an equity award, at the discretion of the Committee). | Executive Director level bonuses are approved by the Board in line with corporate performance and are consistent with positions held. | Performance measures are determined by the Committee each year and may vary to ensure that they promote the Company's business strategy and shareholder value. The annual bonus will be based on corporate measures, including, but not limited to, financial and/or strategic measures. Bonus measures are reviewed at least annually and the Committee has the discretion to change the measures or to introduce new measures when it deems appropriate. |
| **EQUITY INCENTIVE PLAN ('EIP')** | | | |
| To attract, motivate, retain and reward for long-term, sustainable performance linked to corporate strategy and provide alignment with shareholders' interests. | Equity awards granted to Executive Directors may take the form of options, restricted shares, performance share units, restricted share units, or other forms of awards granted in accordance with the discretionary EIP that may be in place from time to time. The Executive Directors received a grant under the EIP's predecessor plan upon listing on AIM and it is intended that top- up awards shall be issued under the EIP from time to time in the discretion of the Committee. | There is no maximum opportunity for equity incentives. However, the Committee will generally assess the position at similar sized comparative companies prior to making any award to ensure that any awards are aligned to the market. | Vesting of equity awards is generally subject to continued employment and may also be subject to the achievement of performance conditions aligned with the Company's strategic plan. Measures, their weightings and the period over which performance is tested will be determined by the Committee. The Committee will select the most appropriate form of EIP for awards each year and/or each individual grant. Vesting of equity awards may be accelerated in part or in full in connection with certain corporate events such as a change of control. |
| **ALL EMPLOYEE EQUITY PLANS** | | | |
| Encourages employee share ownership and therefore increases alignment of interests with shareholders. | The Company may, from time to time, operate tax-advantaged share plans for which Executive Directors would be eligible on the same basis as all other eligible employees. | Within the limits of the relevant legislation. | Not performance related. |

## Notes to the Executive Director Remuneration Policy Table

### *Legacy Arrangements*

For the duration of this Remuneration Policy, the Company will honour any commitments made in respect of current or former Directors before the date on which either: (i) the Remuneration Policy becomes effective; or (ii) an individual becomes a Director, even where not consistent with the Remuneration Policy set out in this report or prevailing at the time such commitment is fulfilled. For the avoidance of doubt, all outstanding historic awards that were granted in connection with, or prior to, our IPO on NASDAQ remain eligible to vest based on their original or modified terms.

### *Clawback Provisions*

The Company does not currently have a policy on recoupment and clawback, but the Committee will keep this under review.

### *Shareholding Requirements*

Executive directors are not currently required to build and retain a shareholding, but the Committee will keep this under review.

## NON-EXECUTIVE DIRECTOR REMUNERATION POLICY TABLE

The table below sets out, for each element of pay, a summary of how remuneration of non-executive directors is structured and how it supports the Company's strategy.

| Chair and Non-Executive Directors | | | |
|---|---|---|---|
| **Purpose and Link to Strategy** | **Operation** | **Maximum Opportunity** | **Performance Metrics** |
| **CASH FEES AND BENEFITS** | | | |
| Set at a level that is sufficient to attract and retain high calibre non- executives who contribute to the business. | The Chair and the Non-Executive Directors receive fees paid in cash. <br><br> Fees are paid and reviewed annually. <br><br> Non-Executive Directors ordinarily do not participate in any pension, bonus or performance-based share incentive plans. Travel, accommodation and other business-related expenses incurred in carrying out the role as well as fees for tax advice associated with completion of international tax returns will be paid by the Company including, if relevant, any gross- up for tax and/or social security contributions. <br><br> Tax equalization and/or relocation benefits may be provided to Non-Executive Directors who are required to relocate or become tax resident in a new jurisdiction. | When reviewing fee levels and benefits, account is taken of market movements in the fees and benefits of Non-Executive Directors, Board Committee responsibilities and ongoing time commitments. <br><br> Actual fee levels are disclosed in the annual Directors' Remuneration Report for the relevant financial year. | Not performance related. |

| Chair and Non-Executive Directors | | | |
|---|---|---|---|
| **Purpose and Link to Strategy** | **Operation** | **Maximum Opportunity** | **Performance Metrics** |
| EQUITY-BASED AWARDS | | | |
| To facilitate share ownership and provide alignment with shareholders. | Non-Executive Directors may receive equity awards under any equity incentive plan operated by the Company from time to time which permits their participation with careful consideration being given to ensuring their independence.<br><br>Non-Executive Directors may receive an initial equity award upon appointment or election. Initial equity awards will normally vest over a specified period of time, subject generally to continued service. Vesting of equity awards may be accelerated in part or in full in connection with certain corporate events such as a change of control.<br>In addition, Non-Executive Directors may be granted an equity award each year which may vest in full upon grant or over time subject to continued service. If a new Non-Executive Director joins the Board following the date of grant of this annual grant in any calendar year, such Non-Executive Director may be granted a pro rata portion of the next annual grant to reflect his or her service during the relevant part of the relevant year. | There is no maximum number of equity incentive awards that may be awarded to individuals each year. However, when reviewing award levels, account is taken of market movements in equity incentive awards, Board committee responsibilities, ongoing time commitments and the general economic environment. | Non-executive directors do not participate in performance-based equity incentives. |

## REMUNERATION FOR NEW APPOINTMENTS

Where it is necessary to appoint or replace an Executive Director, the Committee has determined that the new Executive Director will receive a compensation package in accordance with the provisions of the approved remuneration policy in force at the time of appointment but focusing on the objective of appointing the most appropriate person in the right geography.

In setting base salaries for new Executive Directors, the Committee will consider the existing salary package of the new Director, the individual's skills, level of experience and the market rate for the role.

In setting the annual performance bonus, the Committee may wish to set different performance metrics (to those of other Executive Directors) in the first year of appointment. Where it is appropriate to offer a below-median salary on initial appointment, the Committee will have the discretion to allow phased salary increases over a period of time for a newly appointed Director as the Executive gains experience in their new role, even though this may involve increases in excess of inflation and the increases awarded to the wider workforce.

Benefits and pensions will be in line with those offered to other executive directors, taking account of local market practice with relocation expenses provided at the discretion of the Committee if necessary. Tax equalization may also be considered if an executive is adversely affected by taxation due to their employment with the Group. Legal fees and other costs incurred by the individual may also be met by the Company.

The ongoing incentive opportunity offered to new recruits will be in line with that offered to existing Directors. Different measures and targets under the bonus plan or the Company's equity incentive arrangements may be set initially taking account of the responsibilities of the individual and the point in the financial year at which they join. A new employee may be granted normal annual equity awards in the first year of employment in addition to any awards made with respect to prior employment being forfeited, which shall be excluded from any annual maximum on the size of awards.

To enable the recruitment of exceptional talent, the Committee may determine that the buy-out of remuneration forfeit from a prior employer is necessary. Where possible, any replacement remuneration will be offered on a like-for-like basis with the forfeited awards and may be in the form of cash or shares and depending whether the award forgone has similar performance conditions, may or may not be subject to performance conditions. The value of any buy-out will be limited to the value of remuneration forfeit. Where appropriate, such awards will be granted under existing share plans, however, the Committee will have discretion to make standalone awards where appropriate.

In respect of internal appointments, any commitments entered into in respect of a prior role, including variable pay elements, may be allowed to pay out according to their prior term, adjusted as relevant to take into account the appointment.

The terms of appointment for a new Non-Executive Director would be in accordance with the remuneration policy for Non-Executive Directors in force at that time.

## EXECUTIVE DIRECTORS' SERVICE CONTRACTS

James McCullough (Chief Executive Officer) is currently employed at-will pursuant to an employment agreement entered into with Renalytix AI, Inc, dated 2 November 2018 but effective on 1 November 2018. His employment may be terminated by either party at any time for any or no reason, with or without notice. Severance payments no more generous than those described in this policy will be payable to him on termination. Upon termination of his employment agreement, our Chief Executive Officer is required to resign from all other positions within the Company's group. Following termination of his employment, our Chief Executive Officer will be bound by certain post-termination covenants.

As is customary for US executives, our Chief Executive Officer's remuneration is subject to a "best-after-tax" cutback for excise tax calculations under section 280G of the US Internal Revenue Code of 1986, with no tax gross-up.

Fergus Fleming (Chief Technology Officer) is currently employed on an indefinite term pursuant to an employment agreement entered into with the Company dated 1 November 2018. His employment may be terminated by either party on 12 months written notice.

At its discretion, upon receipt of his written notice, or as an alternative to providing notice, terminate the employment with immediate effect and make a payment in lieu of notice, comprising base salary only, for the notice period (or remainder thereof, should notice have been given). In the event of a breach of service agreement or other summary termination of employment, no such payments will be made.

A copy of these contracts may be viewed at the Company's head office or may be requested from the Company Secretary at the annual general meeting.

## NON-EXECUTIVE DIRECTORS' TERMS OF ENGAGEMENT

All Non-Executive Directors, including the Chair, have specific terms of engagement which may be terminated on not less than six months' notice by either party.

The remuneration of Non-Executive Directors is determined by the Board within the limits set by the Company's articles of association and based on a review of fees and equity-based remuneration paid to Non-Executive Directors of similar companies.

A Board evaluation has been performed and the results of this exercise confirmed that all Non-Executive Directors were independent.

## TERMINATION AND LOSS OF OFFICE PAYMENTS

Depending on market practice in the jurisdiction in which an Executive Director is employed, exit payments shall depend on the circumstances of termination and may be made by reference to a notice period (including a payment in lieu of notice) or employment "at-will" together with a severance payment. Where a notice period applies, this will not exceed 12 months but may be accompanied by additional severance entitlements where applicable.

The Company's policy on remuneration for Executive Directors who leave the Company is set out below. The Committee will exercise its discretion when determining amounts that should be paid to leavers, taking into account the facts and circumstances of each case.

# US-BASED EXECUTIVES

|  | Termination without cause or with Good Reason[1] | Termination for cause | Termination without cause or with Good Reason[1] in connection with change in control |
|---|---|---|---|
| **Salary and benefits** | Subject to the executive executing a release: a payment of up to 12 months' salary and benefits including COBRA or other applicable healthcare coverage payable in equal monthly instalments or as a lump sum, at the discretion of the Committee. | No payment. | Subject to the executive executing a release: a payment of up to 18 months' salary and benefits and benefits payable in equal monthly instalments or as a lump sum, at the discretion of the Committee. |
| **Annual bonus** | Any earned but unpaid bonus, a pro-rata portion of the bonus that would have been due for any part year worked, plus up to one year's target bonus, or a higher bonus at the discretion of the Committee, payable as a lump sum or on a monthly basis. | No payment. | Any earned but unpaid bonus, a pro-rata portion of the bonus that would have been due for any part year worked, plus up to 1.5 year's target bonus, or a higher bonus at the discretion of the Committee, payable as a lump sum or on a monthly basis. |
| **Equity incentive awards** | The Company may accelerate the vesting of the portion of equity held on the termination date that would have vested over the following one year period. | Unvested awards lapse in full. | Full vesting on termination. |

*1: Includes, among others, a material diminution in role, a material reduction in base salary or mandated relocation, as defined by contract.*

# NON-US BASED EXECUTIVES

When calculating termination payments for Non-US based Executives, the Committee will consider a variety of factors, including individual and Company performance, the length of service of the Executive Directors in question and, where appropriate, the obligation for the Executive Directors to mitigate loss. In the event of a change of control and ownership, the Committee may exercise its discretion to provide for additional remuneration and/or benefits for Executive Directors who leave the Company in connection with such change of control, and will take into account all relevant circumstances when making any such determination.

In the case of a 'good leaver' (to be determined at the discretion of the Committee) the following policy will normally apply, although the Committee retains the discretion to make payments which are no more generous than those applicable to a US based Executive Director (as described above), when viewed in the round with notice / payment in lieu of notice entitlements:

- notice period of twelve months or payment in lieu of notice;

- statutory redundancy payments will be made, as appropriate;

- Executive Directors have no entitlement to a bonus payment in the event that they cease to be employed by the Company, however, they may be considered for a pro-rated award by the Committee in good leaver circumstances; and

- any share-based entitlements granted to an Executive Director under the Company's share and individual share contracts or share option plans will be determined based upon the relevant individual share option contracts or plan rules, and performance conditions or hurdles and vesting may be accelerated in the discretion of the Committee.

## ADDITIONAL PAYMENTS

The Committee will make payment of any statutory entitlements as necessary. In addition, the Committee will retain the discretion to make additional payments in settlement of, or to compromise, an actual or potential claim in connection with a termination of any Executive Director as necessary.

The Committee reserves the right to make reasonable legal, relocation and outplacement costs, if deemed necessary.

## ILLUSTRATION OF APPLICATION OF THE POLICY

### Pay-For-Performance Scenario Analysis

The charts below have been updated to reflect the intended application of the policy for the 2024 financial year. A copy of the shareholder approved policy (including the scenario charts for the 2023 financial year) is in the Annual Report for the year ended 30 June 2022, which is available on the Company's website. The charts below provide an estimate of the potential future reward opportunities for the Executive Directors, and the potential split between different elements of remuneration under different performance scenarios:

- Minimum - fixed pay only.

- Target (performance in line with expectations) - fixed pay, plus bonus and equity payouts at threshold level (50% of maximum).

- Maximum (performance meets or exceeds maximum) - fixed pay, plus the maximum bonus payout and full vesting of any equity awards, based on grant-date face value of awards to be granted in financial year 2024.

**Fixed Pay Comprises:**

- Salaries - salary effective at 1 July 2023.

- Benefits - an estimated value of all benefits receivable in the 2024 financial year.

- Pension - 5% of salary for the CEO and CTO.



Amounts are shown in thousands (USD).

Values do not include the impact of any share price appreciation over the vesting period. The reporting regulations require the disclosure of maximum total pay including the impact of a 50% increase in share price over the vesting period for equity awards subject to multi-year performance measures which is not applicable to any of our current equity awards. The equity award amounts shown above relate to share options vesting during the year using the Company's AIM closing price at the end of the quarter in which the award vested less associated exercise price.

## Statement Of Consideration Of Employees' Pay and Remuneration Conditions Elsewhere In The Group

The Company does not formally consult with employees on the matters of Executive Director remuneration. However, the Committee is made aware of employment conditions in the wider Group. The same broad principles apply to the remuneration policy for both Executive Directors and the wider employee population. However, the remuneration for Executive Directors has a stronger emphasis on performance-related pay than for other employees. Salaries, benefits and pensions are compared to appropriate market rates in the jurisdiction in which the Executive Director is employed and is set at an appropriate level with allowance for role, responsibilities and experience.

## Statement Of Consideration Of Shareholders' Views

The Committee will consider any Shareholder feedback received at the Annual General Meeting and at meetings throughout the year, when reviewing the overall remuneration policy each year. The guidance from relevant shareholder representative bodies is also considered on an ongoing basis.

More specifically the Committee will consult with major Shareholders when proposing any significant changes to the policy in the future.

## ANNUAL REPORT ON REMUNERATION

This report constitutes a Directors' Remuneration Report in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013, the Companies (Miscellaneous Reporting) Regulations 2018, and the Companies (Directors' Remuneration Policy and Directors' Remuneration Report) Regulations 2019 and section 420 of the Companies Act 2006. This report sets out the Group policy on Directors' remuneration, including emoluments, benefits and other share-based awards made to each Director.

This section of the remuneration report provides details of how our remuneration policy was implemented during the financial year ended 30 June 2023, and how it will be implemented during the year ending 30 June 2024.

This report splits certain information into that for Executive Directors and that for Non-Executive Directors.

## REMUNERATION COMMITTEE (THE "COMMITTEE")

### Governance

In its decision-making process, the Committee takes account of information from both internal and independent sources and Aon surveys. Aon was appointed as remuneration consultants by the Committee based on their expertise in the field via a competitive tender process. Aon advises the Committee on all aspects of senior executive remuneration. Aon has kept the Committee up to date on remuneration trends and corporate governance best practice. Aon does not have any other connection with the Company and is considered to be independent and objective by the Committee. During the year ended 30 June 2023, fees charged by Aon amounted to approximately USD 19,500 and this was charged on a time spent basis.

The current members of the Committee are Daniel J. Levangie (Chair), Timothy Scannell and Catherine Coste.

### Remuneration Committee report

The Company's Chief Human Resources Officer provides updates to the Committee, as required, to ensure that the Committee is fully informed about pay and performance issues throughout the Company. The Committee takes these factors into account when determining the remuneration of the Executive Directors and senior executives.

No Executive Director or employee can participate in any discussion directly relating to their own personal conditions of service or remuneration.

No conflicts of interest have arisen during the year and none of the members of the Committee has any personal financial interest in the matters discussed, other than as option holders. The fees of the Non-Executive Directors are approved by the Board on the joint recommendation of the Committee and the Chief Executive Officer.

| Director | Meetings Attended |
|---|---|
| Daniel J. Levangie | 3/3 |
| Timothy Scannell | 3/3 |
| Catherine Coste | 1/1 |

The Committee met three times in the year to 30 June 2023. Catherine Coste was only a member of the committee for one meeting.

## Discretions Retained By The Committee

The Committee operates under the powers it has been delegated by the Board. In addition, it complies with rules that require certain matters to be put to either shareholder or Board approval. These rules provide the Committee with certain discretions which serve to ensure that the implementation of the Remuneration Policy is fair, both to the individual director and to the shareholders. The Committee operates the Company's remuneration plans in accordance with their rules from time to time. To maintain an efficient administrative process, the Committee retains the following discretions to apply its judgement in setting remuneration:

- the eligibility to participate in the plans;

- the timing of grant of awards and any payments;

- the size of awards and payments (subject to any maximum limits set out in the policy table above and the respective plan rules);

- the determination of whether the performance conditions have been met;

- determining a good or bad leaver under the terms of the plan and the treatment of such leaver's cash and equity remuneration;

- dealing with a change of control or restructuring of the Group;

- adjustments required in certain capital events such as rights issues, corporate restructuring, events and special dividends and certain other out-of-the-ordinary events;

- the annual review of performance and other vesting conditions for the annual bonus plan and equity awards.

In certain circumstances, such as a material acquisition/divestment of a Group business, which mean the original performance conditions are no longer appropriate, the Committee may adjust the targets, alter weightings or set different measures as necessary, to ensure the conditions achieve their original purpose and are not materially less difficult to satisfy.

The Committee may make minor amendments to the Remuneration Policy (for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation) without obtaining shareholder approval for that amendment.

**Directors' Remuneration – financial year ended 30 June 2023**

The total remuneration of the individual Directors who served during the period is shown below. Total remuneration is the sum of emoluments for the period in service as a director plus Company pension contributions, and the value of long-term incentive awards vesting by reference to performance in the twelve months to 30 June 2023.

**Directors' Remuneration – financial year ended 30 June 2023**

| | Year | Base Salary ($000s)[a] | Benefits ($000s)[b] | Bonus ($000s)[c] | EIP[d] | Pension ($000s)[e] | Total Remuneration ($000s) | Total Fixed Remuneration ($000s) | Total Variable Remuneration ($000s) |
|---|---|---|---|---|---|---|---|---|---|
| **Executive Directors** | | | | | | | | | |
| James McCullough | 2023 | 601 | 30 | 406 | - | 20 | 1,057 | 651 | 406 |
| | 2022 | 601 | 20 | - | - | 27 | 648 | 648 | - |
| Fergus Fleming | 2023 | 351 | 16 | 154 | - | 18 | 539 | 385 | 154 |
| | 2022 | 378 | 16 | - | - | 75 | 469 | 469 | - |
| **Non-Executive Directors** | | | | | | | | | |
| Erik Lium (Mount Sinai representative)[1] | 2023 | 24 | - | - | - | - | 24 | 24 | - |
| | 2022 | 27 | - | - | - | - | 27 | 27 | - |
| Christopher Mills | 2023 | 24 | - | - | - | - | 24 | 24 | - |
| | 2022 | 27 | - | - | - | - | 27 | 27 | - |
| Chirag Parikh[2] | 2023 | 24 | - | - | - | - | 24 | 24 | - |
| | 2022 | 88 | - | - | - | - | 88 | 88 | - |
| Daniel Levangie | 2023 | 24 | - | - | - | - | 24 | 24 | - |
| | 2022 | 27 | - | - | - | - | 27 | 27 | - |
| Timothy Scannell | 2023 | 24 | - | - | - | - | 24 | 24 | - |
| | 2022 | 7 | - | - | - | - | 7 | 7 | - |
| Ann Berman[3] | 2023 | 5 | - | - | - | - | 5 | 5 | - |
| | 2022 | 27 | - | - | - | - | 27 | 27 | - |
| Catherine Coste[4] | 2023 | - | - | - | - | - | - | - | - |
| | 2022 | - | - | - | - | - | - | - | - |

## Notes to the remuneration table

a. All amounts presented were earned in respect of the financial period.

b. This is the taxable value of benefits paid or payable in respect of the financial period. For executive directors, benefits include health, dental, vision, life and long-term disability insurance paid for by the Company

c. The remuneration committee has concluded that executive bonuses will be paid out at 75% of targets for the financial year ended 30 June 2023.

d. The amount shown relates to the market value of the EIP and other equity awards vesting during the year using the Company's AIM closing price at the end of the quarter in which the award vested less associated exercise price.

e. The amount shown relates to Company contributions to the defined contribution scheme, plus any cash in lieu.

1. Dr. Lium sits on our board as a representative of the Icahn School of Medicine at Mount Sinai. This fee is invoiced annually by Mt. Sinai.

2. In the financial year ended 30 June 2022, in addition to $26,621 in board fees, Chirag Parikh's remuneration includes consulting services performed for Renalytix. Chirag received $500/hr for consulting services in the financial year ended 30 June 2022.

3. Ann Berman resigned from the board in September 2022.

4. Catherine Coste joined the board on 30 June 2023 and did not receive remuneration in the financial year ended 30 June 2023 or the financial year ended 30 June 2022.

# ANNUAL PERFORMANCE BONUS – 2022/2023 financial year

In the 2023 financial year, all employees were eligible for an annual discretionary cash bonus, whereby performance objectives were established at the beginning of the financial year by reference to suitably challenging corporate goals.

For the 2023 financial year, the company refined the annual bonus calculation as annual bonuses for all staff (including Executive Directors) were calculated and achieved by reference to both corporate and individual performance.

The achievement against the scorecard of corporate goals was as follows:

| Corporate goals | Weighting % | 2023 Achievement % |
|---|---|---|
| Revenue | 30% | 0% |
| Executive Team Performance | 20% | 25% |
| Insurance Coverage | 20% | 50% |
| Technology and Innovation | 25% | 200% |
| Governance, Inclusion and Operations Team | 5% | 50% |
| Total | **100%** | |

Specific targets associated with each corporate goal are commercially sensitive and have been omitted to protect competitive information. However, full details of the targets will be disclosed when they are no longer considered commercially sensitive.

Achievement against objectives is given careful consideration by the Committee prior to finalisation of bonus outcomes. The Committee reviewed the formulaic outcome of the scorecard and concluded that 75% of corporate goals were met and the scorecard outcome, as shown above, reflected the performance of the Executive Directors in the year, accordingly no discretion was exercised to alter the formulaic outcome. As a result of corporate performance, the following bonuses were calculated for the Company's executive directors and approved by the Board.

| | Bonus scorecard Outcome ($000s) | % of salary | Maximum opportunity Cash amount ($000s) | % of salary |
|---|---|---|---|---|
| James McCullough | 406 | 68% | 541 | 90% |
| Fergus Fleming | 154 | 44% | 193 | 55% |

During the year ended 30 June 2023, no Executive Directors or non-executive directors were awarded options or other awards under the EIP scheme. There was no change in the exercise price or date of existing options.

# EXECUTIVE DIRECTORS' SHARE AWARDS

Shareholdings as at 30 June 2023 for each director who has held office during the 2023 financial year are set out in the table below (together with interests held by his or her connected persons):

## Directors' Interests In Shares At 30 June 2023

| Director | Total shares owned outright plus vested options | Shares owned outright | Percentage of issued share capital | Vested but not exercised | Unvested but subject to performance | Unvested and not subjected to performance |
|---|---|---|---|---|---|---|
| **Current Directors** | | | | | | |
| James McCullough[1] | 2,746,386 | 2,746,386 | 2.9% | — | — | — |
| Fergus Fleming | 1,107,642 | 569,481 | 0.6% | 538,161 | — | — |
| Mount Sinai (Board Seat) | 14,823,853 | 14,619,352 | 15.5% | 204,501 | — | — |
| Christopher Mills[2] | 10,072,500 | 10,072,500 | 10.6% | — | — | — |
| Chirag Parikh | 115,724 | — | — | 115,724 | — | — |
| Daniel Levangie | 17,500 | — | — | 17,500 | — | 22,500 |
| Timothy Scannell | 78,964 | 68,964 | 0.1% | 10,000 | — | 30,000 |
| Catherine Coste | — | — | — | — | — | — |

1. James McCullough shareholding includes 2,746,386 shares held through his family trust, The McCullough 2020 Irrevocable Trust (the "Trust").

2. Christopher Mills is partner and Chief Investment Officer of Harwood Capital LLP. Harwood Capital LLP is Investment Manager to North Atlantic Smaller Companies Investment Trust plc and investment adviser to Oryx International Growth Fund Limited. Christopher's shareholding is made up of 6,145,001 ordinary shares held by North Atlantic Smaller Companies Investment Trust PLC, 2,780,000 ordinary shares are held by Oryx International Growth Fund Limited and 801,124 ordinary shares are held by Harwood Capital LLP.

3. Executive Directors are encouraged to build a meaningful shareholding so as to align their interests with those of shareholders but no formal shareholders requirements apply.

4. Save as noted, no connected persons hold any interests.

# REMUNERATION COMMITTEE REPORT (CONTINUED)

## Performance Graph and Table

The following graph shows Renalytix's cumulative Total Shareholder Return ("TSR") from the Company's November 2018 IPO on AIM relative to the FTSE AIM All Share Index and the Nasdaq Biotech Index. These two indices were chosen due to Renalytix's listing on both exchanges and the sector in which it operates. For the period from 6 November 2018 to 30 June 2023  Renalytix Plc data relates to AIM TSR, and from 17 July 2020 the data relates to Nasdaq TSR (as show by the separate line).

TSR is defined as the return on investment obtained from holding a company's shares over a period. It includes dividends paid, the change in capital value of the shares and any other payment made to or by shareholders within the period.



## ALIGNING PAY WITH PERFORMANCE

### CEO Remuneration Compared With Annual Growth In TSR:

The total remuneration figure for the CEO (James McCullough) is shown in the table below, along with the value of bonuses, and EIP vesting, as a percentage of the maximum opportunity. As 2021 was the first year reported since listing on Nasdaq and therefore the first year which this disclosure was required, it is not possible to provide meaningful comparative data from period prior to that date.

| James McCullough | 2023 ($000s) | 2022 ($000s) | 2021 ($000s) |
|---|---|---|---|
| Total remuneration | 1,057 | 648 | 1,193 |
| Actual bonus as a % of the maximum | 75% | 0% | 50% |
| Actual share award vesting as % of the maximum | — | — | — |

## Percentage Change In Remuneration Of The Directors and Employees

Set out below is the change between the financial years 2021 to 2023 in base salary, benefits, pension and annual performance bonus for all the directors and the Company's employees.

| | Percent change FY22 - FY23 | | | Percent change FY21 - FY22 | | | Percent change FY20 - FY21 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Salary | Benefits | Bonus | Salary | Benefits | Bonus | Salary | Benefits | Bonus |
| James McCullough | 0% | 48% | - | 3% | -68% | -100% | 58% | 36% | 371% |
| Fergus Fleming | -7% | 1% | - | 3% | -8% | -100% | 58% | 512% | 116% |
| Mount Sinai | -9% | - | - | - | - | - | - | - | - |
| Christopher Mills | -9% | - | - | - | - | - | - | - | - |
| Chirag Parikh | -73% | - | - | - | - | - | - | - | - |
| Daniel Levangie | -9% | - | - | - | - | - | - | - | - |
| Timothy Scannell | 262% | - | - | - | - | - | - | - | - |
| Ann Berman [1] | -80% | - | - | - | - | - | - | - | - |
| Catherine Coste [2] | - | - | - | - | - | - | - | - | - |

1. Ann Berman resigned from the board in September 2022.

2. Catherine Coste joined the board in June 2023 therefore she did not receive remuneration for the 2023 financial year (or any prior year).

## Relative Importance Of Spend On Pay

Total revenue and administrative expenditures have been selected as comparators for the employee costs as no dividends have been paid and these two financial measures are strong indicators of the activity within the Company and of its performance.

| | Year ended 30 June 2023 | Year ended 30 June 2022 | Change ($000's) | Change (%) |
|---|---|---|---|---|
| Total employee remuneration ($000s) | 20,887 | 26,527 | (5,641) | -21% |
| Average number of employees | 82 | 93 | (11) | -12% |
| Revenue ($000s) | 3,403 | 2,970 | 433 | 15% |
| Administrative expenditures ($000s) | 43,056 | 58,290 | (15,234) | -26% |
| No dividends distributions or share buyback transactions occurred in either 2023 or 2022 | — | — | — | |

## Statement Of Implementation Of Policy In 2023/24

**Base salary:** There was no change in James McCullough's or Fergus Fleming's base salary for the 2022/2023 financial year. The 2023/2024 salary increases have not been determined but are expected to be effective 1 January 2024 and are expected to be in line with market rates for all of eligible employees, being those that had joined the business prior to 1 July 2023.

**Pension and benefits:** In 2023/2024, Executive Directors are eligible for the same benefits as provided to all senior employees. The Executive Directors are each entitled to the maximum employer pension contribution of 5% of their respective base salary which is paid into a defined contribution pension scheme / paid in cash in lieu of pension contributions.

**Annual performance bonus:** For 2023/2024, the Executive Directors' annual cash bonus target payouts are 90% of base salary for the executive director and 55% of the base salary for the chief technology officer. The Committee considers overall corporate performance and individual performance when determining the final bonus amount to be awarded to an Executive Director. Performance will be tested against targets set by the Committee at the start of the year and will comprise a combination of corporate goals and individual goals for James McCullough and Fergus Fleming.

Specific targets are commercially sensitive and therefore are not disclosed in advance. However, full details of the targets and performance against them will be disclosed when they are no longer considered commercially sensitive.

The Chairman and non-executive directors will continue to be paid their current level of fees.

## Payments For Loss Of Office (Audited Information)

There were no loss of office payments in 2022/2023.

## Payments To Past Directors (Audited Information)

The Company made payments of $5,000 to Ann Berman for her service as a director for the financial year ended 30 June 2023. Ann Berman resigned from the board in September 2022.

## Clawback

The Committee shall make any required amendments to the malus and clawback policy or adopt a new Dodd-Frank compliant policy as required by the SEC and Nasdaq.

## Shareholder Voting On Remuneration Matters At AGM

The table below sets out the previous votes cast at our AGM in 2022 in respect of the previous Directors' Remuneration Report and the votes cast at our AGM in 2021 in respect of the Remuneration Policy.

|  | Votes For | | Votes Against | | Votes Withheld |
|---|---|---|---|---|---|
|  | % | Number | % | Number | Number |
| Directors' Remuneration Report | 80.64% | 29,678,455 | 19.36% | 7,125,845 | 11,996 |
| Directors' Remuneration Policy | 70.34% | 25,272,488 | 29.66% | 10,658,539 | 26,932 |

**Daniel J. Levangie**
*Chair of the Remuneration Committee*

27 October 2023

# Audit Committee Report

**RENALYTIX PLC**
**AUDIT COMMITTEE REPORT**
**FOR THE YEAR ENDED 30 JUNE 2023**

The Audit Committee reports to the Board on matters concerning the Group's internal financial controls, financial reporting and risk management systems, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

**Composition of the Audit Committee**

The Audit Committee is appointed by the Board compromised Catherine Coste (Committee Chair) Dan Levangie and Erik Lium. Catherine Coste has experience of chairing and holding non-executive position with number of Boards. Whilst no non-executive member of the Board held an accounting qualification during the 2022 financial year, Catherine Coste, Dan Levangie and Erik Lium were both deemed competent by virtue of their experience and relevant experience to the sector in which the Company operates.

**Role of the Audit Committee**

The Audit Committee operates within defined terms of reference and its main functions are:

- to monitor the internal financial control and risk management systems on which the Group is reliant;

- to consider whether there is a need for the Group to have its own internal audit function;

- to monitor the integrity of the Group's financial statements and formal announcements relating to the Group's financial performance, reviewing significant financial reporting judgements contained in them;

- to review arrangements by which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or any other matter;

- to meet the independent Auditor of the Group to review their proposed audit programme of work and the subsequent Audit Report and to assess the effectiveness of the audit process and the levels of fees paid in respect of both audit and non-audit work;

- to make recommendations to the Board in relation to the appointment, re-appointment or removal of the Auditor, and to negotiate their remuneration and terms of engagement on audit and non-audit work; and

- to monitor and review annually the external Auditor's independence, objectivity, effectiveness, resources and qualification.

**External audit**

The Group's external auditors are PKF Littlejohn LLP and are Ernst Young LLP.

The effectiveness and independence of the external audits and auditors are reviewed annually by reference to the auditor's attendance at Committee meetings, their audit plan, audit fieldwork, post-audit management letter and the judgment of the Committee having discussed the matter with the finance director.

The Board has reviewed its safeguards and policies in place for non-audit services and is satisfied that these are sufficiently robust to ensure that both auditors maintain their audit objectivity and independence. PKF Littlejohn LLP report to the Board annually on their independence from the Company. Non-audit services are provided only if such services do not conflict with their statutory responsibilities and ethical guidance.

Taking all of the above into consideration, the Committee concluded the auditors were both effective and independent during the year.

Review of financial statements and risks identified Financial statements issued by the Company need to be fair, balanced, and understandable. The Audit Committee reviews the Annual Report as a whole and makes recommendations to the Board. The Audit Committee has advised the Board that, in its opinion, the Annual Report and

Financial Statements are fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy. The Company's unaudited interim results are also reviewed by the Audit Committee prior to their publication.

**Key risk areas, and audit and accounting matters considered by the Committee**

Generally, there is a close relationship between the Company's income statement and its cash flows, with few significant judgmental items or longer-term unsettled items remaining on the balance sheet.

The main accounting and audit risks identified during the year, including as also described in the auditor's report, were:

- capitalisation of intangible costs and impairment review;

- recoverability of amounts due from subsidiary;

- funding and going concern risk assessments; and

- revenue recognition.

No significant adjustments or matters of concern were identified by the external audit.

**Internal control and consideration of the need for the internal audit**

The Board believes that due to the size of the business there is currently no requirement for an internal audit function. This matter is reviewed annually.

The finance function for the Group is managed by the Chief Finance Officer with use of an internal team of accountants. Reliance with regard to internal control effectiveness is placed on the close involvement of the executive officers and the Company Secretary in the day to day management and control of the business, with the Audit Committee retaining oversight of financial information provided to the Board and the Group's accounting and internal control policies and procedures.

Recommendations for amendments or improvements are made as needed.

During the year there were no significant matters raised by the external auditors, nor any significant matters of concern identified with regard to internal control elsewhere that required action by the Committee.

Therefore, it is judged that the current size, financial position, complexity and risk profile of the Group does not justify the cost of an internal audit function. This will be kept under annual review.

**Catherine Coste**
*Chair of the Audit Committee*

27 October 2023

**INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF RENALYTIX PLC**

**Opinion**

We have audited the financial statements of Renalytix Plc (the 'parent company') and its subsidiaries (the 'group') for the year ended 30 June 2023 which comprise the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated and Company Statements of Financial Position, the Consolidated and Company Statements of Cash Flows, the Consolidated and Company Statements of Changes in Equity and notes to the financial statements, including significant accounting policies. The financial reporting framework that has been applied in their preparation is applicable law and UK-adopted international accounting standards and as regards the parent company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

In our opinion:

- the financial statements give a true and fair view of the state of the group's and of the parent company's affairs as at 30 June 2023 and of the group's loss for the year then ended;

- the group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;

- the parent company financial statements have been properly prepared in accordance with UK-adopted international accounting standards and as applied in accordance with the provisions of the Companies Act 2006; and

- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

**Basis for opinion**

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

**Material uncertainty related to going concern**

We draw attention to note 3 in the financial statements, which indicates that the group incurred a net loss of $45.8m during the year ended 30 June 2023 and the directors' forecast a need for additional financing within the going concern period. As stated in note 3, these events or conditions, along with the other matters as set forth in note 3, indicate that a material uncertainty exists that may cast significant doubt on the group's and company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

In auditing the financial statements, we have concluded that the director's use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the group's and company's ability to continue to adopt the going concern basis of accounting included:

- Obtaining management's base case forecast for the period to the 31 October 2024 and testing the mathematical accuracy of the base case forecast, including a review of the cash position at and after the year end;

- Assessing the historical accuracy of management's forecasts;

- Reviewing management's assessment of going concern, including their evaluation of future funding requirements, the likelihood of achieving the required growth in revenue and the ability to realise additional cost reductions; and

- Critically assessing the disclosures made within the financial statements for consistency with management's assessment of going concern.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

**Our application of materiality**

We apply the concept of materiality both in planning and performing our audit, and in evaluating the effect of misstatements. At the planning stage, materiality is used to determine the financial statement areas that are included within the scope of our audit.

Materiality for the group financial statements as a whole was $423,000 (2022: $743,000) with performance materiality set at $253,000 (2022: $445,800), being 60% of group materiality. Materiality for the financial statements as a whole was based upon 1% of the group's gross assets.

In determining materiality, we considered gross assets a key benchmark for the group as the group holds product trademarks and licences and product development costs are capitalised in the group. We consider gross assets to be a key metric used by shareholders owing to the historic investment in the product technology held by the group. We have also set a separate, lower materiality, for revenue to reflect the early stages of revenue generation which would not be captured sufficiently using group materiality. We have determined materiality for revenue as $70,000 (2022: $59,000) and performance materiality as $42,000 (2022: $35,400), calculated at 2% of revenue.

The percentages applied to these benchmarks have been selected to bring into scope all significant classes of transactions, account balances and disclosures relevant for the shareholders, and also to ensure that matters that would have a significant impact on the reported result were appropriately considered.

In determining performance materiality, significant judgements made were in respect to our experience with auditing the financial statements of the group in previous year, based on the number and quantum of identified misstatements in prior period audits.

We agreed with the audit committee that we would report all individual audit differences identified for the group during the course of our audit in excess of $21,000 (2022: $37,150) together with any other audit misstatements below that threshold that we believe warrant reporting on qualitative grounds.

Materiality applied to the parent company financial statements was $235,000 (2022: $328,000) with performance materiality set at $170,000 (2021: $197,000), being 60% of the parent company materiality.

The benchmark for materiality of the parent company was 0.25% of gross assets. The significant judgements used by us in determining this were that gross assets are the primary measure used by the shareholders in assessing the future performance of the company's trading subsidiary. The percentage applied to this benchmark has been selected to bring into scope all significant classes of transactions, account balances and disclosures relevant for the shareholders, and also to ensure that matters that would have a significant impact on the reported profit or loss were appropriately considered.

In determining performance materiality, significant judgements made were in respect our experience with auditing the financial statements of the parent company in previous years.

We agreed with the audit committee that we would report all individual audit differences identified for the parent company during the course of our audit in excess of $15,000 (2022: $16,000) together with any other audit misstatements below that threshold that we believe warrant reporting on qualitative grounds.

**Our approach to the audit**

In designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements. In particular, we looked at areas involving significant accounting estimates and judgement by the directors such as the recoverability of intangible fixed assets, as outlined in the Key Audit Matter section below, and considered events that are inherently uncertain.

We also addressed the risk of management override of controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud. All significant and/or material subsidiary undertakings were audited directly by PKF Littlejohn LLP and subject to full scope audits.

**Key audit matters**

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) we identified, including those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the Material uncertainty related to going concern section we have determined the matters described below to be the key audit matters to be communicated in our report.

| Key Audit Matter | How our scope addressed this matter |
|---|---|
| **Recoverability of intangible fixed assets (refer notes 6 and 19) - group** | |
| Intangible assets have a carrying value of $12,511,000 and comprise the following categories:<br><br>• Trademarks, trade names and licenses<br>• Trade secrets<br>• Product development costs<br><br>Intangible assets that are measured at cost less accumulated amortisation and impairment are assessed at the end of each reporting period for indicators of impairment. The group has incurred recurring losses and negative cash flows from operations since inception.<br><br>Where indicators of impairment under IAS 36 Impairment of Assets are present, management estimates the recoverable amounts using value in use calculations. These involve significant estimation and judgement from management due to the inherent uncertainty and subjectivity over forecasting and discounting future cash flows. Additionally, significant judgement is required when estimating the useful economic lives of intangible assets.<br><br>Given the judgements and estimates involved this was a key focus for our audit. | Our work on this matter included:<br><br>• Confirming the group held good title to the intangible assets.<br><br>• Assessing whether any indicators of impairment under IAS 36 *Impairment of Assets* (including regulatory issues, progress on obtaining milestones towards commercialisation, development of competing technology and products entering the market) existed at the reporting date which required an impairment charge to be recognised in the Statement of Income.<br><br>• Testing the forecasts and value in use calculations to include:<br><br> o Evaluation and challenge of the key assumptions and inputs used by management;<br><br> o The performance of a sensitivity analysis on the headroom to reasonably possible changes in key assumptions and inputs;<br><br> o Checking the mathematical accuracy of the financial model;<br><br> o Assessing the accuracy of previous forecasts to actual results.<br><br>• Performing an independent assessment of impairment. |

| Carrying value of investments in subsidiaries and recoverability of intercompany receivable (refer note 20) | |
|---|---|
| Investments in subsidiaries have a carrying value of $118,487,000 and are carried at cost less impairment.<br><br>The recoverability of the carrying value is ultimately dependent on the trading performance of the subsidiary undertakings. The subsidiaries have incurred recurring losses and negative cash flows, therefore there is a risk that the carrying value is impaired.<br><br>The assessment of recoverability utilises the same value in use calculations as those used for the impairment assessment of intangible assets, which involve significant management judgement and estimation. | Our work on this matter included:<br><br>• Testing the forecasts and value in use calculations to include:<br> o Evaluation and challenge of the key assumptions and inputs used by management;<br> o The performance of a sensitivity analysis on the headroom to reasonably possible changes in key assumptions and inputs;<br> o Checking the mathematical accuracy of the financial model;<br> o Assessing the accuracy of previous forecasts to actual results.<br><br>• Reviewing management's impairment paper and assessment of recoverability, providing appropriate challenge and corroborating key assumptions.<br><br>• Comparing the carrying value to the market value of the group. |

**Other information**

The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon. Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.
We have nothing to report in this regard.

**Opinions on other matters prescribed by the Companies Act 2006**

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

- the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

**Matters on which we are required to report by exception**

In the light of the knowledge and understanding of the company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

- adequate accounting records have not been kept, or returns adequate for our audit have not been received from branches not visited by us; or

- the financial statements are not in agreement with the accounting records and returns; or

- certain disclosures of directors' remuneration specified by law are not made; or

- we have not received all the information and explanations we require for our audit.

## Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

## Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below:

- We obtained an understanding of the group and parent company and the sector in which they operate to identify laws and regulations that could reasonably be expected to have a direct effect on the financial statements. We obtained our understanding in this regard through discussions with management, and experience of the AI diagnostics sector.

- We determined the principal laws and regulations relevant to the group and parent company in this regard to be those arising from:
  - o Companies Act 2006
  - o AIM listing rules
  - o General Data Protection Regulation
  - o Quoted Companies Alliance compliance
  - o Food and Drug Administration Agency
  - o Local laws and regulations in United Kingdom and the United States of America where the group operates; and
  - o Local tax and employment law where each member of the group operates

- We designed our audit procedures to ensure the audit team considered whether there were any indications of non-compliance by the group and parent company with those laws and regulations. These procedures included, but were not limited to:
  - o Enquires of management
  - o Review of Board minutes

- o Review of legal expenses
- o Review of Regulatory News Services announcements

- We also identified the risks of material misstatement of the financial statements due to fraud. We considered, in addition to the non-rebuttable presumption of a risk of fraud arising from management override of controls, the potential for management bias was identified in relation to the recoverability of intangible fixed assets and the recoverability of investments in subsidiaries. As noted in the key audit matters section, we addressed this by challenging the assumptions and judgements made by management when auditing those significant accounting estimates.
- We addressed the risk of fraud arising from management override of controls by performing audit procedures which included, but were not limited to: the testing of journals; reviewing accounting estimates for evidence of bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

Because of the inherent limitations of an audit, there is a risk that we will not detect all irregularities, including those leading to a material misstatement in the financial statements or non-compliance with regulation. This risk increases the more that compliance with a law or regulation is removed from the events and transactions reflected in the financial statements, as we will be less likely to become aware of instances of non-compliance. The risk is also greater regarding irregularities occurring due to fraud rather than error, as fraud involves intentional concealment, forgery, collusion, omission or misrepresentation.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

**Use of our report**

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone, other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

David Thompson

**David Thompson (Senior Statutory Auditor)**
**For and on behalf of PKF Littlejohn LLP**
**Statutory Auditor**

15 Westferry Circus
Canary Wharf
London E14 4HD

Date: 27 October 2023

# Consolidated Income Statement

FOR THE YEAR ENDED 30 JUNE 2023

| | Notes | Year to 30 June 2023 $'000 | Year to 30 June 2022 $'000 |
|---|---|---|---|
| **Continuing Operations** | | | |
| Revenue | 8 | 3,403 | 2,970 |
| Cost of Sales | | (2,702) | (2,052) |
| **Gross profit** | | **701** | **918** |
| Administrative expenses | 9 | (43,056) | (58,290) |
| **Operating loss** | | **(42,355)** | **(57,372)** |
| Share of Net loss in Associate accounted for using the equity method | | (9) | 9 |
| Gain (loss) on financial assets at fair value through profit or loss | 22 | (1,273) | (5,900) |
| Fair value adjustment of convertible debt | 29 | (3,093) | 3,998 |
| Finance (costs) income - net | 14 | 509 | 9,637 |
| **Loss before tax** | | **(46,221)** | **(49,628)** |
| Taxation | 15 | (2) | (7,104) |
| **Loss for the Period** | | **(46,223)** | **(56,732)** |
| **Earnings per Ordinary share from continuing operations** | | | |
| Basic | 16 | $ (0.56) | $ (0.78) |
| Diluted | 16 | $ (0.56) | $ (0.82) |

# Consolidated Statement of Comprehensive Income

## FOR THE YEAR ENDED 30 JUNE 2023

| | Year to 30 June 2023 | Year to 30 June 2022 |
|---|---|---|
| | $'000 | $'000 |
| Loss for the period – continuing operations | (46,223) | (56,732) |
| **Other comprehensive income:** | | |
| **Items that may be subsequently reclassified to profit or loss** | | |
| Changes in the fair value of the convertible notes | 719 | 536 |
| Currency translation differences | (337) | (11,742) |
| **Other comprehensive (loss)/income for the period** | **382** | **(11,206)** |
| **Total comprehensive loss for the period** | **(45,841)** | **(67,938)** |

Items stated above are disclosed net of tax. The income tax relating to each component of other comprehensive income is disclosed in note 15.

# Consolidated and Company's Statements of Financial Position

AS AT 30 JUNE 2023

| | Notes | Group As at 30 June 2023 $'000 | Group As at 30 June 2022 $'000 | Company As at 30 June 2023 $'000 | Company As at 30 June 2022 $'000 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Non-current assets:** | | | | | |
| Property, plant and equipment | 17 | 1,027 | 1,368 | - | - |
| Right of use asset | 18 | 194 | 355 | - | - |
| Intangible assets | 19 | 12,511 | 14,020 | 12,180 | 13,605 |
| Investment in subsidiaries | 20 | - | - | 118,487 | 89,112 |
| Investments accounted for using the equity method | 33 | - | 9 | - | - |
| Note receivable | 23 | - | 75 | - | - |
| Deferred tax assets | 15 | - | - | - | - |
| Other long term assets | | 51 | - | 1 | - |
| **Total non-current assets** | | **13,783** | **15,827** | **130,668** | **102,717** |
| | | | | | |
| **Current Assets** | | | | | |
| Inventory | 21 | 718 | 1,160 | - | - |
| Security Deposits | 22 | 132 | 141 | - | - |
| Financial asset at fair value through profit or loss | 22 | 1,460 | 2,744 | 1,460 | 2,744 |
| Trade and other receivables | 23 | 776 | 901 | - | 234 |
| Due from subsidiaries | | - | - | 4,156 | - |
| Prepaid and other current assets | 24 | 566 | 1,152 | 184 | 299 |
| Cash and cash equivalents | 25 | 24,682 | 41,333 | 8,574 | 28,313 |
| **Total current assets** | | **28,334** | **47,431** | **14,374** | **31,590** |
| **Total assets** | | **42,117** | **63,258** | **145,042** | **134,307** |
| | | | | | |
| **Equity attributable to owners of the parent** | | | | | |
| Share capital | 26 | 299 | 241 | 299 | 241 |
| Share premium | 26 | 104,953 | 85,444 | 104,953 | 85,444 |
| Share-based payment reserve | 27 | 13,513 | 11,954 | 13,299 | 11,840 |
| Accumulated other comprehensive income | | (1,127) | (1,509) | (380) | (5,119) |
| Retained earnings/(deficit) | | (99,184) | (52,961) | 9,373 | 23,763 |
| **Total equity** | | **18,454** | **43,169** | **127,544** | **116,169** |
| | | | | | |
| **Liabilities** | | | | | |
| **Current liabilities:** | | | | | |
| Trade and other payables | 28 | 11,513 | 7,281 | 1,466 | 5,796 |
| Deferred revenue | 8 | - | 46 | - | - |
| Current lease liabilities | 18 | 156 | 163 | - | - |
| Note payable current | 29 | 4,463 | 4,660 | 4,463 | 4,660 |
| Current due to affiliated company | 30 | - | 55 | 4,084 | - |
| **Total current liabilities** | | **16,132** | **12,205** | **10,013** | **10,456** |
| | | | | | |
| **Non-current liabilities** | | | | | |
| Note payable non-current | 29 | 7,485 | 7,682 | 7,485 | 7,682 |
| Non-current lease liabilities | 18 | 46 | 202 | - | - |
| **Total non-current liabilities** | | **7,531** | **7,884** | **7,485** | **7,682** |
| **Total liabilities** | | **23,663** | **20,089** | **17,498** | **18,138** |
| **Total equity and liabilities** | | **42,117** | **63,258** | **145,042** | **134,307** |

The notes on pages 70 to 92 are an integral part of these financial statements.

The Company has elected to take the exemption under section 408 of the Companies Act 2006 not to present the Parent Company income statement. The loss for the Parent Company for the year was ($14,389,422). (Year ended 30 June 2022: loss of $15,154,820).

The financial statements were approved and authorized for issue by the Board on 27 October 2023 and signed on its behalf by:

**Christopher Mills**

*Chairman*

**James R. McCullough**

*Chief Executive Officer*

Company number: 11257655

# Consolidated and Company's Statements of Cash Flows

## FOR THE YEAR ENDED 30 JUNE 2023

| | Notes | Group As at 30 June 2023 | Group As at 30 June 2022 | Company As at 30 June 2023 | Company As at 30 June 2022 |
|---|---|---|---|---|---|
| | | $'000 | $'000 | $'000 | $'000 |
| **Cash flows from operating activities:** | | | | | |
| Loss before income tax | | (46,221) | (49,628) | (14,389) | (15,154) |
| Adjustments for | | | | | |
| Depreciation | | 341 | 304 | - | - |
| Amortisation and impairment charges | | 2,151 | 2,309 | 1,906 | 2,100 |
| Share-based payments | | 1,560 | 7,010 | 49 | 63 |
| Share of net (profit)/loss of associate | | 9 | (9) | - | - |
| Reversal of Kantaro Liability | | (55) | (295) | - | - |
| Unrealized loss (gain) on financial asset at fair value through profit or loss | | 1,273 | 5,900 | 1,273 | 5,900 |
| Fair value adjustment of convertible debt | | 3,093 | (3,998) | 3,093 | (3,998) |
| Foreign Exchange loss (gain) | | (1,008) | (7,354) | - | - |
| Changes in working capital | | | | | |
| Trade and other receivables | | 125 | (307) | 2,699 | - |
| Prepaid assets and other current assets | | 1,298 | (698) | 121 | 253 |
| Related party receivable | | 75 | - | - | - |
| Inventory | | 442 | (807) | - | - |
| Security Deposits | | 141 | - | - | - |
| Trade and other payables | | 4,148 | 1,904 | 312 | 1,417 |
| Deferred Revenue | | (46) | (76) | - | - |
| **Net cash used in operating activities** | | **(32,674)** | **(45,745)** | **(4,936)** | **(9,419)** |
| **Cash flows from investing activities:** | | | | | |
| Purchases of property and equipment (PPE) | | - | (591) | - | - |
| Purchase of intangibles | | - | (103) | - | (103) |
| Investment in Renalytix Inc | | - | - | (31,008) | - |
| **Net cash generated by/(used in) investing activities** | | **-** | **(694)** | **(31,008)** | **(103)** |
| **Cash flows from financing activities** | | | | | |
| Proceeds from convertible notes | | - | 18,020 | - | 18,020 |
| Repayment of convertible notes | | (4,288) | - | (4,288) | - |
| Payment of debt issuance costs | | - | (1,382) | - | (1,382) |
| Payments of issuance costs for the Securities Purchase Agreement | | - | (218) | - | (218) |
| Issue of shares (net of issue costs) | | 19,306 | 8,804 | 19,306 | 8,804 |
| Proceeds from the issuance of ordinary shares under employee share purchase plan | | 261 | 211 | 261 | 211 |
| Proceeds from exercise of stock options | | - | 198 | - | 198 |
| Lease payments | | (160) | (118) | - | - |
| **Net cash generated from financing activities** | | **15,119** | **25,516** | **15,279** | **25,633** |
| **Net increase/(decrease) in cash and cash equivalents** | | **(17,555)** | **(20,924)** | **(20,665)** | **16,111** |
| Cash and cash equivalents at beginning of period | | 41,333 | 65,159 | 28,313 | 15,063 |
| Effect of exchange rate changes on cash | | 904 | (2,902) | 926 | (2,861) |
| **Cash and cash equivalents at end of period** | 25 | **24,682** | **41,333** | **8,574** | **28,313** |

# Consolidated Statement of Changes in Equity

## FOR THE YEAR ENDED 30 JUNE 2023

| | Share Capital $'000 | Share Premium $'000 | Share-based payment reserve $'000 | Accumulated other comprehensive income $'000 | Retained earnings $'000 | Total Equity $'000 |
|---|---|---|---|---|---|---|
| **At 30 June 2021** | 233 | 76,457 | 4,940 | 9,701 | 3,771 | 95,102 |
| Comprehensive income | | | | | | |
| Loss for the period | - | - | - | - | (56,732) | (56,732) |
| *Other comprehensive income* | | | | | | |
| Changes in fair value of convertible notes | - | - | - | 536 | - | 536 |
| Currency translation differences | - | - | 4 | (11,746) | - | (11,742) |
| **Total comprehensive income** | **-** | **-** | **4** | **(11,210)** | **(56,732)** | **(67,938)** |
| | | | | | | |
| **Transactions with Owners** | | | | | | |
| Issuance of Ordinary Shares in US | 8 | 8,796 | - | - | - | 8,804 |
| Less issue costs | - | (218) | - | - | - | (218) |
| Share-based payments | - | - | 7,010 | - | - | 7,010 |
| Shares issues under ESPP | - | 211 | - | - | - | 211 |
| Exercise of Stock Options | - | 198 | - | - | - | 198 |
| **Total transactions with owners of the parent, recognized directly in equity** | **8** | **8,987** | **7,010** | **-** | **-** | **16,005** |
| **At 30 June 2022** | **241** | **85,444** | **11,954** | **(1,509)** | **(52,961)** | **43,169** |
| Comprehensive income | | | | | | |
| Loss for the period | - | - | - | - | (46,223) | (46,223) |
| *Other comprehensive income* | | | | | | |
| Changes in fair value of convertible notes | - | - | - | 719 | - | 719 |
| Currency translation differences | - | - | - | (337) | - | (337) |
| **Total comprehensive income** | **-** | **-** | **-** | **382** | **(46,223)** | **(45,841)** |
| | | | | | | |
| **Transactions with Owners** | | | | | | |
| Share-based payments | - | - | 1,559 | - | - | 1,559 |
| Shares issues under ESPP | 1 | 260 | - | - | - | 261 |
| Shares issued under Securities Purchase Agreement | 57 | 20,240 | - | - | - | 20,297 |
| Less issue costs | - | (991) | - | - | - | (991) |
| **Total transactions with owners of the parent, recognized directly in equity** | **58** | **19,509** | **1,559** | **-** | **-** | **21,126** |
| **At 30 June 2023** | **299** | **104,953** | **13,513** | **(1,127)** | **(99,184)** | **18,454** |

# Company's Statement of Changes in Equity

## FOR THE YEAR ENDED 30 JUNE 2023

| | Share Capital $'000 | Share Premium $'000 | Share-based payment reserve $'000 | Accumulated other comprehensive income $'000 | Retained earnings $'000 | Total Equity $'000 |
|---|---|---|---|---|---|---|
| **At 30 June and 1 July 2021** | 233 | 76,457 | 4,940 | 9,687 | 38,917 | 130,234 |
| Comprehensive income | | | | | | |
| Loss for the period | - | - | - | - | (15,154) | (15,154) |
| *Other comprehensive income* | | | | | | |
| Changes in fair value of convertible notes | - | - | - | 536 | - | 536 |
| Currency translation differences | - | - | - | (15,342) | - | (15,342) |
| **Total comprehensive income** | **-** | **-** | **-** | **(14,806)** | **(15,154)** | **(29,960)** |
| | | | | | | |
| **Transactions with Owners** | | | | | | |
| Issuance of Ordinary Shares in US | 8 | 8,796 | - | - | - | 8,804 |
| Less issue costs | - | (218) | - | - | - | (218) |
| Share-based payments | - | - | 6,900 | - | - | 6,900 |
| Shares issued under the ESPP | - | 211 | - | - | - | 211 |
| Exercise of Stock Options | - | 198 | - | - | - | 198 |
| **Total transactions with owners of the parent, recognized directly in equity** | **8** | **8,987** | **6,900** | **-** | **-** | **15,895** |
| **At 30 June and 1 July 2022** | **241** | **85,444** | **11,840** | **(5,119)** | **23,763** | **116,169** |
| Comprehensive income | | | | | | |
| Loss for the period | - | - | - | - | (14,390) | (14,390) |
| *Other comprehensive income* | | | | | | |
| Changes in fair value of convertible notes | - | - | - | (337) | - | (337) |
| Currency translation differences | - | - | - | 5,076 | - | 5,076 |
| **Total comprehensive income** | **-** | **-** | **-** | **4,739** | **(14,390)** | **(9,651)** |
| | | | | | | |
| **Transactions with Owners** | | | | | | |
| Share-based payments | - | - | 1,459 | - | - | 1,459 |
| Shares issued under Securities Purchase Agreement | 57 | 20,240 | - | - | - | 20,297 |
| Less issue costs | - | (991) | - | - | - | (991) |
| Shares issued under the ESPP | 1 | 260 | - | - | - | 261 |
| Exercise of Stock Options | - | - | - | - | - | - |
| **Total transactions with owners of the parent, recognized directly in equity** | **58** | **19,509** | **1,459** | **-** | **-** | **21,026** |
| **At 30 June 2023** | **299** | **104,953** | **13,299** | **(380)** | **9,373** | **127,544** |

# Notes to the Financial Statements

## 1. GENERAL INFORMATION AND BASIS OF PRESENTATION

Renalytix Plc (the "Company") is a company incorporated in the United Kingdom. The Company is a public limited company, which is listed on the AIM market of the London Stock Exchange and Nasdaq global market. The address of the registered office is Finsgate, 5-7 Cranwood Street, London, United Kingdom, EC1V 9EE. The Company was incorporated on 15 March 2018 and its registered number is 11257655.

The principal activity of the Company and its subsidiaries (together "the Group") is as a developer of artificial intelligence-enabled diagnostics for kidney disease.

The financial statements are presented in United States Dollars ("USD") because that is the currency of the primary economic environment in which the Group operates.

## 2. BASIS OF PRESENTATION

The Group and Company's financial statements have been prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

### New standards, amendments, and interpretations not adopted by the group

The group did not adopt any new standards, amendments or interpretations in year as they did not have a material impact on the financial statements.

### New standards, amendments, and interpretations issued but not effective for the period ended 30 June 2023, and not early adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning on or after 1 January 2023 and have not been applied in preparing these financial statements. None of these is expected to have a significant effect on the financial statements of the Group or Parent Company.

- Amendments to IAS 1: Presentation of Financial Statements, Disclosure of Accounting Policies
- Amendments to IAS 8: Definition of Accounting Estimates
- Amendments to IFRS 17: Insurance Contracts
- Amendments to IAS 12: Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction
- Amendments to IFRS 16: Leases on Sale and Leaseback
- Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangement

## 3. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

### Going concern

The Group and Company meet their day-to-day working capital requirements through the use of cash reserves.

The Directors have considered the applicability of the going concern basis in the preparation of these financial statements.

The Group and Company have incurred recurring losses and negative cash flows from operations since inception. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of KidneyIntelX or any future products currently in development.

As a result of our losses and our projected cash needs, the Directors have concluded that substantial doubt exists about the Group and Company's ability to continue as a going concern. Substantial additional capital will be necessary to fund the Group and Company's operations, expand its commercial activities and develop other potential diagnostic related products. The Company plans to seek additional funding through public or private equity offerings, debt financings, other collaborations, strategic alliances and licensing arrangements. The Group and Company may not be able to obtain financing on acceptable terms, or at all, and the Group and Company may not be able to enter into strategic alliances or other arrangements on favorable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Group and Company's shareholders. If the Group and Company is unable to obtain funding, the Group and Company could be required to delay, curtail or discontinue research and development programs, product portfolio expansion or future commercialization efforts, which could adversely affect its business prospect.

The Group and Company's ability to continue as a going concern is contingent upon successful execution of management's intended plan over the next twelve months to improve the Group and Company's liquidity and profitability, which includes, without limitation:

- Seeking additional capital through public or private equity offerings, debt financings, other collaborations, strategic alliances and licensing arrangements

- Implementation of various additional operating cost reduction options that are available to the Group and Company

- The achievement of a certain volume of assumed revenue

The consolidated financial statements do not include any adjustments that may result from the outcome of this going concern uncertainty.

## Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiary undertakings. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement. Acquisition related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Associates are entities over which the Group has significant influence but not control over the financial and operating policies. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group's share of its associates' post-acquisition profits or losses is recognized in profit or loss, and its share of post-acquisition movements in reserves is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

## Foreign currency translation

- *Functional and presentational currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in United States Dollars, which is the Group's presentational currency. The functional currency of the Parent Company is GB Pounds.

> ▪ *Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement within 'administrative expenses'.

> ▪ *Group companies*

The results and financial position of all the Group entities that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

> ▪ assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
>
> ▪ income and expenses for each income statement are translated at average exchange rates; and
>
> ▪ all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive income. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

## Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Directors who make strategic decisions. At present the Directors consider the business to operate in a single segment.

## Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and any provision for impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the asset and bringing the asset to its working condition for its intended use.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only where it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Fixtures and fittings 20%

The assets' residual values and useful economic lives are reviewed regularly, and adjusted if appropriate, at the end of each reporting period.

An asset's carrying value is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on the disposal of assets are determined by comparing the proceeds with the carrying amount and are recognized in administration expenses in the income statement.

## Intangible assets

### (a) Trademarks, trade names and licenses

Separately acquired trademarks and licenses are shown at historical cost. Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licenses over the contractual license period of 10 to 15 years and is charged to administrative expenses in the income statement.

## (b) Development costs and trade secrets

Development costs have a finite useful life and are carried at cost less accumulated amortisation.

Expenditure incurred on the development of new or substantially improved products or processes is capitalized, provided that the related project satisfies the criteria for capitalisation, including the project's technical feasibility and likely commercial benefit. All other research and development costs are expensed to profit or loss as incurred.

Development costs are amortised over the estimated useful life of the products with which they are associated. Amortisation commences when a new product is in commercial production. The amortisation is charged to administrative expenses in the income statement. Amortisation is calculated using the straight-line method over 15 years. The estimated remaining useful lives of development costs are reviewed at least on an annual basis.

The carrying value of capitalized development costs is reviewed for potential impairment at least annually and if a product becomes unviable and an impairment is identified the deferred development costs are immediately charged to the income statement.

Trade secrets, including technical know-how, operating procedures, methods and processes, are recognized at fair value at the acquisition date. Trade secrets have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method over 15 years.

## Impairment of non-financial assets

Assets that have an indefinite life or where amortisation has not yet commenced are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Impairment losses recognized for cash-generating units, to which goodwill has been allocated, are credited initially to the carrying amount of goodwill. Any remaining impairment loss is charged pro rata to the other assets in the cash-generating unit.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in the prior period. A reversal of an impairment loss is recognized in the income statement immediately. If goodwill is impaired however, no reversal of the impairment is recognized in the financial statements.

## Financial assets

### Classification

The Company classifies its financial assets in the following categories: loans and receivables at amortised cost and financial assets at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired and management determines the classification of its financial assets at initial recognition.

### (a) Loans and receivables

Financial assets are classified as at amortised cost only if both of the following criteria are met: the asset is held within a business model whose objective is to collect contractual cash flows, and the contractual terms give rise to cash flows that are solely payments of principal and interest. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Company's loans and receivables comprise 'trade and other receivables' and cash and cash equivalents in the balance sheet.

*(b) Financial assets at fair value through profit or loss*

The Group classifies the following financial assets at fair value through profit or loss ("FVPL"):

- equity investments that are held for trading, and
- equity investments for which the entity has not elected to recognize fair value gains and losses through Other Comprehensive Income.

*(c) Financial assets at fair value through other comprehensive income*

Financial assets at fair value through other comprehensive income comprise equity securities that are not held for trading and which the Group has irrevocably elected at initial recognition to recognize in this category. The Group considers this category to be more relevant for assets of this type.

*(d) Financial liabilities at fair value through profit or loss*

The Group classifies the following financial assets at fair value through profit or loss ("FVPL"):

- Convertible debt recorded at fair value through profit or loss.

## Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short- term deposits with an original maturity of three months or less.

For the purposes of the cash flow statements, cash and cash equivalents consist of cash and short-term deposits as defined above.

## Share capital and premium

Ordinary Shares are classified as equity. Proceeds in excess of the nominal value of shares issued are allocated to the share premium account and are also classified as equity. Incremental costs directly attributable to the issue of new Ordinary Shares or options are deducted from the share premium account.

## Other reserves - equity

The share-based payment reserve is used to recognize the fair value of equity settled share-based payment transactions.

Foreign currency reserve is used to record the exchange differences on translation of entities in the Group which have a functional currency different to the presentation currency.

Retained earnings includes all current and prior period results as disclosed in the income statement.

## Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade payables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method.

## Current and deferred income tax

Income tax comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income where the associated tax is also recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiary operate and generate taxable income. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized in respect of all temporary differences except where the deferred tax liability arises from the initial recognition of goodwill in business combinations.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and tax losses, to the extent that they are regarded as recoverable. They are regarded as recoverable where, on the basis of available evidence, there will be sufficient taxable profits against which the future reversal of the underlying temporary differences can be deducted.

The carrying value of the amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all, or part, of the tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been substantively enacted at the balance sheet date.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

## Leases

Leases are recognized as a right-of-use asset and a corresponding lease liability at the date on which the leased asset is available for use by the Group.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable

- variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

- amounts expected to be payable by the group under residual value guarantees

- the exercise price of a purchase option if the group is reasonably certain to exercise that option, and

- payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit within the lease. If that rate cannot be readily determined, the Group's incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions.

Where the Group is exposed to potential future increases in variable lease payments based on an index or rate, amounts are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability

- any lease payments made at or before the commencement date less any lease incentives received

- any initial direct costs

- restoration costs

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on straight line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset's useful life.

# Revenue recognition

The Group recognizes revenue when a customer obtains control of contracted goods or services. The Group records the amount of revenue that reflects the consideration that it expects to receive in exchange for those goods or services. The Group applies the following five-step model in order to determine this amount: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Group satisfies each performance obligation.

The Group only applies the five-step model to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services that it transfers to the customer. The Group reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. Certain contracts have options for the customer to acquire additional services. The Group evaluates these options to determine if a material right exists. If, after that evaluation, it determines a material right does exist, it assigns value to the material right based upon the renewal option approach. The Group recognizes as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied. The Group uses present right to payment and customer acceptance as indicators to determine the transfer of control to the customer occurs at a point in time. Sales tax and other similar taxes are excluded from revenues.

# Cost of revenue

Cost of revenue consists of costs directly attributable to the services rendered, including labor costs directly related to revenue generating activities.

# Employee benefits

## (a) Pension obligations

The Group makes contributions to defined contribution pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity with the pension cost charged to the income statement as incurred. The Group has no further obligations once the contributions have been paid.

## (b) Share-based compensation

The Group operates an equity-settled, share-based compensation plan, under which the Group receives services from employees and others as consideration for equity instruments of the Group. Equity-settled share-based payments are measured at fair value at the date of grant and are expensed over the vesting period based on the number of instruments that are expected to vest. For plans where vesting conditions are based on share price targets, the fair value at the date of grant reflects these conditions. Where applicable the Group recognizes the impact of revisions to original estimates in the income statement, with a corresponding adjustment to equity for equity-settled schemes. Fair values are measured using appropriate valuation models, taking into account the terms and conditions of the awards.

When the share-based payment awards are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

# National insurance on share options

To the extent that the share price at the balance sheet date is greater than the exercise price on options granted to UK citizens under unapproved share-based payment compensation schemes, provision for any National Insurance Contributions has been based on the prevailing rate of National Insurance. The provision is accrued over the performance period attaching to the award.

# Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

# Exceptional items

These are items of an unusual or non-recurring nature incurred by the Group and include transactional costs and one-off items relating to business combinations, such as acquisition expenses.

**Assets classified as held for sale**

Assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying value and fair value less costs to sell. An impairment loss is recognized for any subsequent write-down of the asset to fair value less costs to sell.

## 4. FINANCIAL RISK MANAGEMENT

### Financial risk factors

The Company's activities expose it to a variety of financial risks. The Company's Board monitors and manages the financial risks relating to the operations of the Company.

*(a) Market Risk*

### Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk primarily with respect to the US Dollar and the Pounds Sterling. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities.

*(b) Credit Risk*

Credit risk relates mainly to cash at bank. The Company only deposits cash with major banks with high quality credit standing and limits exposure to any one counterparty.

*(c) Liquidity Risk*

The Company's continued future operations depend on its ability to raise sufficient working capital through the issue of share capital and generate revenue.

## 5. CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders. The Company's capital structure primarily consists of equity attributable to the owners, comprising issued capital, reserves and retained losses.

## 6. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to:

- Capitalisation and recoverability of intangible assets (note 19);
- Share based payments (note 27).
- Convertible debt recorded at fair value through profit or loss (note 29).

## 7. SEGMENTAL REPORTING

The Group operates as a single segment.

## 8. REVENUE

### Testing services revenue

Testing services revenue is generated from the KidneyIntelX platform, which provides analytical services to customers. Each individual test is a performance obligation that is satisfied at a point in time upon completion of the testing process (when results are reported) which is when control passes to the customer and revenue is recognized. During the year ended 30 June 2023, the Company recognized $3.1 million of testing services revenue. Sales tax and other similar taxes are excluded from revenues. There was $2.7 million of testing services revenue recognized in the 2022 accounting period.

During the year ended 30 June 2023, the Company performed testing and provided approved KidneyIntelX risk scores for approximately 100 samples or $0.1 million of potential revenue where collectability was determined to not be reasonably assured. The Company will continue to assess each contract to determine whether the collectability criterion is met and recognize revenue when collectability is reasonable assured.

### Pharmaceutical services revenue

Pharmaceutical services revenue is generated from the provision of analytical services to customers. Contracts with customers generally include an initial upfront payment and additional payments upon achieving performance milestones. The Company uses present right to payment and customer acceptance as indicators to determine the transfer of control to the customer which may occur at a point in time or over time depending on the individual contract terms. Sales tax and other similar taxes are excluded from revenues. During the year ended 30 June 2023, the Company recognized $0.3 million of pharmaceutical services revenue. There was $0.2 million of pharmaceutical services revenue recognized in the 2022 accounting period

### Deferred revenue

Deferred revenue represents the allocated transaction price to the material right which will be recognized as revenue when the renewal options are exercised which is expected to occur over the next 24 months.

The following table summarizes the changes in deferred revenue:

| | Year ended 30 June 2023 | Year ended 30 June 2022 |
|---|---|---|
| | $'000 | $'000 |
| Balance, beginning of period | 45 | 122 |
| Deferral of revenue | - | 150 |
| Revenue recognized | (45) | (227) |
| Balance, end of period | **-** | **45** |

## 9. EXPENSES – ANALYSIS BY NATURE

| | Year ended 30 June 2023 | Year ended 30 June 2022 |
|---|---|---|
| | $'000 | $'000 |
| Employee benefit expense | 20,887 | 26,527 |
| Contract labour | 2,772 | 6,245 |
| Depreciation and amortisation | 2,061 | 2,254 |
| Professional fees | 10,176 | 12,951 |
| Laboratory supplies | 621 | 851 |
| Other expenses | 6,538 | 9,462 |
| Total administration expenses | **43,055** | **58,290** |

## 10. AUDITOR'S REMUNERATION

| | Year ended 30 June 2023 | Year ended 30 June 2022 |
|---|---|---|
| | $'000 | $'000 |
| Fees payable to the Company's auditor for the audit of the parent Company and consolidated financial statements | 71 | 71 |
| Total administration expenses | **71** | **71** |

## 11. DIRECTORS' REMUNERATION

Retirement benefits are accruing to two current executive directors under a defined contribution scheme. See further disclosures within the Remuneration Report on page 38. The highest paid director received aggregate emoluments, excluding the effect of the share based payments charge, totaling $1,057,000 (2022: $648,000).

| | Year ended 30 June 2023 | Year ended 30 June 2022 |
|---|---|---|
| | $'000 | $'000 |
| Aggregate emoluments | 1,638 | 1,189 |
| Share based payments | - | 292 |
| Contribution to defined contribution pension scheme | 83 | 102 |
| **Total** | **1,721** | **1,583** |

## 12. EMPLOYEE BENEFIT EXPENSE

| | Group Year ended 30 June 2023 | Group Year ended 30 June 2022 | Company Year ended 30 June 2023 | Company Year ended 30 June 2022 |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| Wages, salaries and Bonus | 14,529 | 15,006 | 469 | 345 |
| Social security costs and Benefits | 4,798 | 4,511 | 404 | 286 |
| Share based payment expenses | 1,560 | 7,010 | 49 | 61 |
| **Total** | **20,887** | **26,527** | **922** | **692** |

## 13. MONTHLY AVERAGE NUMBER OF PEOPLE EMPLOYED

The monthly average number of people (including Executive Directors) employed was:

| | Group Year ended 30 June 2023 | Group Year ended 30 June 2022 | Company Year ended 30 June 2023 | Company Year ended 30 June 2022 |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| Administration | 52 | 68 | 1 | 6 |
| Research and development | 23 | 25 | 5 | - |
| COGS | 7 | - | - | - |
| **Total** | **82** | **93** | **6** | **6** |

The total number of employees (FTEs) in the Group at 30 June 2023 was 80 (2022: 110), and in the Company was 6 (2022: 8).

## 14. FINANCE INCOME AND COSTS

|  | Year ended 30 June 2023 | Year ended 30 June 2022 |
|---|---|---|
|  | $'000 | $'000 |
| **Finance costs:** |  |  |
| Interest expense | (3) | (2) |
| Royalty expense | - | (169) |
| **Finance income:** |  |  |
| Interest income | 118 | 12 |
| Gain/(Loss) on Foreign Exchange | (144) | 9,677 |
| Other Income | 538 | 119 |
| **Net finance income/(loss)** | **509** | **9,637** |

## 15. INCOME TAX

|  | Year ended 30 June 2023 | Year ended 30 June 2022 |
|---|---|---|
| **Group** | $'000 | $'000 |
| **Deferred tax** | - | (7,104) |
| **Total deferred tax** | - | (7,104) |
| Income tax (charge)/credit | - | (7,104) |

No deferred asset is calculated on losses in FY23 as the probability of future utilization is considered too remote.

*Factors affecting the future tax charge*

The standard rate of corporation tax in the UK is 25%.

Changes to UK Corporation tax rates were enacted as part of The Finance (No.2) Act 2021 which received Royal Assent on 10 June 2021. The main rate remained at 19% before increasing to 25% from 1 April 2023.

|  | Year ended 30 June 2023 | Year ended 30 June 2022 |
|---|---|---|
|  | $'000 | $'000 |
| Loss before tax | 46,221 | 49,628 |
| Tax Calculated at domestic tax rates applicable to the UK Standard of tax at 25% (2022: 19%) | 11,555 | 9,429 |
| Tax effects of: |  |  |
| Expenses not deductible for tax purposes | (872) | 4,490 |
| Losses on which no deferred tax asset is recognized | (85) | (578) |
| Tax credit for the year | 10,598 | 13,341 |
| Current Year Valuation Allowance | (10,598) | (13,341) |
| Prior year deferred tax asset | - | 7,097 |
| Reversal of tax asset at 30 June | - | (7,097) |
| Tax expense | (2) | (7) |
| Total Income Tax (Expense)/Credit | (2) | (7,104) |

Net losses can be carried forward indefinitely to offset future taxable profits however management has concluded that the realization of deferred tax assets to be less than probable and recorded a full valuation allowance. No deferred asset is calculated on losses in the UK totaling $14,389,422 where the probability of future utilization is considered too remote.

## 16. EARNINGS PER SHARE

Basic net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during each period. Diluted net loss per ordinary share includes the effect, if any, from the potential exercise or conversion of securities, such as options which would result in the issuance of incremental ordinary shares. Potentially dilutive securities outstanding as of June 30, 2023 have been excluded from the computation of diluted weighted average shares outstanding as they would be anti-dilutive. Therefore, the weighted average number of shares used to calculate both basic and diluted net loss per share are the same.

For the financial year ended June 30, 2022, the diluted net loss per share calculation included the dilutive effect of convertible debt as well as the impact of the $3.9 million fair value gain related to the convertible debt, which further increase net loss used in the diluted loss per share calculation.

The following is a reconciliation of basic net loss per share to diluted net loss per share for the financial years ended June 30, 2023 and 2022.

|  | Year ended 30 June 2023 | Year ended 30 June 2022 |
|---|---|---|
| Basic earnings per share | $ (0.56) | $ (0.78) |
| Average shares outstanding - basic | 82,210,050 | 72,861,251 |
| Convertible debt shares | - | 976,048 |
| Adjusted average shares outstanding - diluted | 82,210,050 | 73,837,496 |
| Diluted earnings per share | $ (0.56) | $ (0.82) |

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of ordinary shares outstanding as they would be anti-dilutive:

|  | Year ended 30 June 2023 | Year ended 30 June 2022 |
|---|---|---|
| Stock options to purchase ordinary shares | 4,968,576 | 4,554,901 |
| Restricted stock units | 40,340 | — |
| Conversion of convertible note | 5,441,199 | — |
|  | 10,450,115 | 4,554,901 |

The Company was incorporated on 15 March 2018 with 50,000 ordinary shares of £1.00 each, and as a result of subdivisions (100:1 on 4 May 2018 and then 4:1 on 24 October 2018), the resulting founding shares became 20,000,000 at £0.0025 each.

## 17. PROPERTY, PLANT AND EQUIPMENT

| Group | Fixtures and fittings |
|---|---|
|  | $'000 |
| **Cost** |  |
| At 1 July 2021 | 1,286 |
| Additions | 591 |
| Foreign translation | - |
| **At 30 June 2022** | **1,877** |
| **Depreciation** |  |
| At 1 July 2021 | 205 |
| Charge for the period | 304 |
| **At 30 June 2022** | **509** |
| **Net book value at 30 June 2022** | **1,368** |
| **Cost** |  |
| At 1 July 2022 | 1,877 |
| Additions | - |
| Foreign translation | - |
| **At 30 June 2023** | **1,877** |
| **Depreciation** |  |
| At 1 July 2022 | 509 |
| Charge for the period | 341 |
| **At 30 June 2023** | **850** |
| **Net book value at 30 June 2023** | **1,027** |

The depreciation charge of $341k related to Property, Plant and Equipment has been charged to administration expenses ($266k) and cost of goods sold ($75k).

## 18. LEASES

### (i) Amounts recognized in the statement of financial position

The balance sheet shows the following amounts relating to leases:

| | Group As at 30 June 2023 $'000 | Group As at 30 June 2022 $'000 | Company As at 30 June 2023 $'000 | Company As at 30 June 2022 $'000 |
|---|---|---|---|---|
| **Right-of-use assets** | | | | |
| Properties | 194 | 355 | - | - |
| **Total right-of-use assets** | **194** | **355** | **-** | **-** |
| **Lease liabilities** | | | | |
| Current | 156 | 163 | - | - |
| Non-current | 46 | 202 | - | - |
| **Total lease liabilities** | **202** | **365** | **-** | **-** |

Right-of-use assets have been measured at the amount equal to the lease liability.

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the Group's incremental borrowing rate.

### (ii) Amounts recognized in the Statement of Comprehensive income

The statement of profit or loss shows the following amounts relating to leases:

| | Group As at 30 June 2023 $'000 | Group As at 30 June 2022 $'000 | Company As at 30 June 2023 $'000 | Company At 30 June 2022 $'000 |
|---|---|---|---|---|
| **Depreciation charge - Right-of-use assets** | | | | |
| Properties | 160 | 126 | - | - |
| **Total right-of-use assets** | **160** | **126** | **-** | **-** |
| **Interest expense (included in finance cost)** | 3 | 2 | - | - |

The total cash outflow for leases in the year to 30 June 2023 was $160k (2022: $126k) for the Group and $Nil (2022: $nil) for the Company.

### (iii) The group's leasing activities and how these are accounted for

The group leases various offices. Rental contracts for offices are made for fixed periods of between 1 and 5 years, but may have extension options as described below.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the group, the lessee's incremental cash rate is used, being the rate that the individual lessee would forego to release the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

## 19. INTANGIBLE FIXED ASSETS

| Group | Trademarks, Trade Names & Licenses | Trade Secrets | Development Costs | Total |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| **Cost** | | | | |
| At 1 July 2021 | 10,553 | 7,136 | 4,429 | 22,118 |
| Additions | - | | 103 | 103 |
| Foreign translation | (1,274) | (861) | (477) | (2,612) |
| **At 30 June 2022** | **9,279** | **6,275** | **4,055** | **19,609** |
| **Amortisation** | | | | |
| At 1 July 2021 | 3,254 | 535 | 308 | 4,097 |
| Charge for the period | 1,018 | 688 | 459 | 2,165 |
| Foreign Translation | (483) | (125) | (65) | (673) |
| **At 30 June 2022** | **3,789** | **1,098** | **702** | **5,589** |
| **Net book value** | | | | |
| **At 30 June 2022** | **5,490** | **5,177** | **3,353** | **14,020** |
| **Cost** | | | | |
| At 1 July 2022 | 9,279 | 6,275 | 4,055 | 19,609 |
| Additions | - | - | - | - |
| Foreign translation | 381 | 258 | 144 | 783 |
| **At 30 June 2023** | **9,660** | **6,533** | **4,199** | **20,392** |
| **Amortisation** | | | | |
| At 1 July 2022 | 3,789 | 1,098 | 702 | 5,589 |
| Charge for the period | 923 | 624 | 432 | 1,978 |
| Foreign Translation | 199 | 75 | 40 | 314 |
| **At 30 June 2023** | **4,911** | **1,797** | **1,174** | **7,881** |
| **Net book value** | | | | |
| **At 30 June 2023** | **4,750** | **4,736** | **3,025** | **12,511** |

Amortisation expense of $1,858,697 has been charged to administration costs and $119,776 has been charged to cost of goods sold. Amortisation expense of $2,164,779 was charged in the prior year ended 30 June 2022.

Licenses entail agreements with Icahn School of Medicine at Mount Sinai for rights to intellectual property and data to support the KidneyIntelX diagnostic assay. Trade secrets refer to the Company's acquisition of the biomarker business from EKF, which includes intellectual property licensed from Joslin Diabetes Centre and forms a key component of the KidneyIntelX product. Development costs include proprietary software development and diagnostic assay design for KidneyIntelX.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

The Group has tested the carrying value for impairment at the balance sheet date. The recoverable amount was assessed in the basis of value in use. The assessed value exceeded the carrying value and no impairment loss was recognized. The key assumptions in the calculation to assess value in use are future revenues and costs and the ability to generate future cash flows. Recent working capital projections approved by the Board were used as well as forecasts for a further four years, followed by an extrapolation of expected cash flows and the calculation of a terminal value. For prudence the expected growth rate used for longer term growth was zero. The projected results were discounted at a rate which is a prudent evaluation of the pre-tax rate which reflects current market assessments of the value of money and the risks specific to the business, reflecting an assessment of the risk-adjusted weighted average cost of capital of 20%. The headroom in the value in use calculation is not sensitive to changes in key assumptions.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Any impairment loss is charged pro rata to the other assets in the cash generating unit.

The remaining average useful lives of the intangible assets is as follows:

| Trademarks trade names & licenses | 10-15 years |
|---|---|
| Trade secrets | 15 years |
| Development Costs | 15 years |

The Company holds capitalized development costs with a cost of $4,198,837 and net value of $3,024,981. These projects were placed into service in FY21.

## 20. INVESTMENTS IN SUBSIDIARIES - PARENT

| | Year ended 30 June 2023 | Year ended 30 June 2022 |
|---|---|---|
| **Company** | **$'000** | **$'000** |
| At beginning of Period | 89,112 | 4,588 |
| Capital Contribution relating to share based payment | 1,511 | 2,824 |
| Capital Contribution to Subsidiary | 27,864 | |
| Conversion of intercompany loan to equity investment | - | 81,700 |
| At end of Period | **118,487** | **89,112** |

Investments in Group undertakings are recorded at cost which is the fair value of the consideration paid, less any impairment. The Company had the following subsidiaries as of 30 September 2023.

| Name of Company | Proportion held | Class of shareholding | Nature of business |
|---|---|---|---|
| Renalytix AI, Inc.[1] | 100% | Ordinary | Developer of artificial intelligence-enabled clinical diagnostic solutions for kidney disease |
| Renalytix AI Limited [2] | 100% | Ordinary | Developer of artificial intelligence-enabled clinical diagnostic solutions for kidney disease |

1. Renalytix AI Inc. is incorporated in the United States of America and has their principal place of business at 1460 Broadway, New York, New York 10036. Renalytix AI Inc. is included in the consolidation. The proportions of voting shares held by the parent company do not differ from the proportion of Ordinary Shares held.

2. Renalytix AI Limited is incorporated in the Republic of Ireland and has their principal place of business at 29 Lower Patrick Street, Kilkenny, Ireland. Renalytix AI Ltd. is included in the consolidation. The proportions of voting shares held by the parent company do not differ from the proportion of Ordinary Shares held.

## 21. INVENTORY

| | Group As at 30 June 2023 | Group As at 30 June 2022 | Company As at 30 June 2023 | Company As at 30 June 2022 |
|---|---|---|---|---|
| | **$'000** | **$'000** | **$'000** | **$'000** |
| Finished Goods | 718 | 1,160 | - | - |

The Directors are of the opinion that the replacement values of inventories are not materially different to the carrying values stated above. The carrying values above are stated net of impairment provisions of $Nil (30 June 2022: $Nil).

The cost of inventories recognized as expense and included in 'cost of sales' amounted to $313k (Year to 30 June 2022: $266k). The Company held no inventories at 30 June 2023 and 30 June 2022.

## 22. FINANCIAL INSTRUMENTS

### (a) Assets at amortised cost

| | Group 30 June 2023 | Group 30 June 2022 | Company 30 June 2023 | Company 30 June 2022 |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| **Assets as per balance sheet** | | | | |
| Security deposits | 132 | 141 | - | - |
| Cash and cash equivalents | 24,682 | 41,333 | 8,574 | 28,313 |
| **Total** | **24,814** | **41,474** | **8,574** | **28,313** |

Receivables in the analysis above are all categorized as "loans and receivables" for the Group and Company.

### (b) Assets at fair value

| | Group 30 June 2023 | Group 30 June 2022 | Company 30 June 2023 | Company 30 June 2022 |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| **Assets as per balance sheet** | | | | |
| Investment in Verici Dx | 1,460 | 2,744 | 1,460 | 2,744 |
| **Total** | **1,460** | **2,744** | **1,460** | **2,744** |

Fair value for the investment in Verici Dx was determined by reference to their published price quotation in an active market (classified as level 1 in the fair value hierarchy).

### (c) Liabilities at amortised cost

| | Group 30 June 2023 | Group 30 June 2022 | Company 30 June 2023 | Company 30 June 2022 |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| **Liabilities as per balance sheet** | | | | |
| Accounts payable | 2,936 | 2,460 | 504 | 400 |
| Accrued expenses | 8,568 | 4,821 | 878 | 695 |
| Lease Liabilities | 202 | 365 | - | - |
| **Total** | **11,706** | **7,646** | **1,382** | **1,095** |

### (d) Liabilities at fair value

| | Group 30 June 2023 | Group 30 June 2022 | Company 30 June 2023 | Company 30 June 2022 |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| **Liabilities as per balance sheet** | | | | |
| Note payable | 11,948 | 12,342 | 11,948 | 12,342 |
| **Total** | **11,948** | **12,342** | **11,948** | **12,342** |

The note payable relates to our convertible debt instrument and is classified as Level 3 in the fair value hierarchy.

### (e) Credit quality of financial assets

The Group is exposed to credit risk from its operating activities and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

The Group's maximum exposure to credit risk, due to the failure of counterparties to perform their obligations as at 30 June 2023, in relation to each class of recognized financial assets, is the carrying amount of those assets as indicated in the accompanying balance sheets.

*Trade Receivables*

The credit quality of trade receivables that are neither past due nor impaired have been assessed based on historical information about the counterparty default rate.

*Cash at Bank*

The credit quality of cash has been assessed by reference to external credit ratings, based on reputable credit agencies' long- term issuer ratings:

| | Group 30 June 2023 | Group 30 June 2022 | Company 30 June 2023 | Company 30 June 2022 |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| AA+ | 24,682 | 41,333 | 8,574 | 28,313 |
| **Total** | **24,682** | **41,333** | **8,574** | **28,313** |

## 23. TRADE AND OTHER RECEIVABLES

| | Group As at 30 June 2023 | Group As at 30 June 2022 | Company As at 30 June 2023 | Company As at 30 June 2022 |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| Trade Receivables | 776 | 901 | - | - |
| Due from affiliates | - | 75 | - | - |
| **Total** | **776** | **976** | **-** | **-** |

Due to their short term nature, the Directors consider that the carrying amount of trade and other receivables approximates to their fair value.

## 24. PREPAIDS AND OTHER CURRENT ASSETS

| | Group As at 30 June 2023 | Group As at 30 June 2022 | Company As at 30 June 2023 | Company As at 30 June 2022 |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| Prepaids | 538 | 1,116 | 170 | 284 |
| Other Current Assets | 27 | 36 | 14 | 16 |
| **Prepaids and Other Current Assets** | **566** | **1,152** | **184** | **300** |

## 25. CASH AND CASH EQUIVALENTS

| | Group As at 30 June 2023 | Group As at 30 June 2022 | Company As at 30 June 2023 | Company As at 30 June 2022 |
|---|---|---|---|---|
| | $'000 | $'000 | $'000 | $'000 |
| Cash at Bank | 24,682 | 41,333 | 8,574 | 28,313 |
| **Cash and cash equivalents** | **24,682** | **41,333** | **8,574** | **28,313** |

The Directors consider that the carrying value of cash and cash equivalents approximates to their fair value

## 26.  SHARE CAPITAL

| Group and Company | Movement | Total Number of Shares | Ordinary Shares $'000 | Share Premium $'000 | Total $'000 |
|---|---|---|---|---|---|
| 15-Mar-18     Formation | 50,000 | 50,000 | 66 | - | 66 |
| 4-May-18     100:1 subdivision | - | 5,000,000 | - | - | - |
| 24-Oct-18     4:1 subdivision | - | 20,000,000 | - | - | - |
| 24-Oct-18     Biomarker business acquisition | 15,427,704 | 35,427,704 | 49 | 6,547 | 6,596 |
| 6-Nov-18     Placing & offer (listing on AIM) | 18,388,430 | 53,816,134 | 60 | 27,485 | 27,545 |
| **At 30 June 2019** | | **53,816,134** | **175** | **34,032** | **34,207** |
| 29-Jul-19     Placing & Secondary Offering (AIM) | 5,600,000 | 59,416,134 | 17 | 16,597 | - |
| 15-May-20     Cancellation of Share premium | - | 59,419,134 | - | (50,629) | - |
| **At 30 June 2020** | | **59,416,134** | **192** | **-** | **192** |
| 17-Jul-20     Placing & Offering (Nasdaq) | 12,613,500 | 72,029,634 | 40 | 76,094 | 76,134 |
| 4-Mar-21     Shares issued under the ESPP | 17,652 | 72,047,286 | - | 111 | 111 |
| 25-Jun-21     Exercise of Stock Options | 150,000 | 72,197,286 | 1 | 252 | 253 |
| **At 30 June 2021** | | **72,197,286** | **233** | **76,457** | **76,690** |
| 7-Jul-21     Exercise of Stock Options | 27,500 | 72,224,786 | - | 46 | 46 |
| 17-Jul-21     Exercise of Stock Options | 5,000 | 72,229,786 | - | 40 | 40 |
| 31-Aug-21     Shares issued under the ESPP | 10,920 | 72,240,706 | - | 121 | 121 |
| 1-Nov-21     Exercise of Stock Options | 68,224 | 72,308,930 | - | 112 | 112 |
| 31-Mar-22     Shares issued under the ESPP | 22,814 | 72,380,014 | - | 90 | 90 |
| 6-Apr-22     Private Placement | 2,428,688 | 74,760,432 | 8 | 8,578 | 8,586 |
| **At 30 June 2022** | | **74,760,432** | **241** | **85,444** | **85,685** |
| 12-Sep-22     Shares issues under ESPP | 131,412 | 74,891,844 | - | 116 | 116 |
| 8-Feb-23     Private Placement | 18,722,960 | 93,614,804 | 57 | 19,248 | 19,305 |
| 7-Mar-23     Shares issues under ESPP | 166,674 | 93,781,478 | 1 | 144 | 145 |
| **At 30 June 2023** | | **93,781,478** | **299** | **104,952** | **105,251** |

Ordinary Shares have a par value of £0.0025 each. All issued shares are fully paid.

## 27.  SHARE OPTIONS AND SHARE-BASED PAYMENTS

In November 2018, Company established the Renalytix AI plc Share Option Plan (the "Plan") and a U.S. Sub-Plan and Non-Employee Sub-Plan. In July 2020, the Company's board of directors adopted and the Company's shareholders approved the 2020 Equity Incentive Plan (the "EIP"), which superseded the 2018 Share Option Plan. The equity incentive plan provides for the Company to grant options, restricted share awards and other share-based awards to employees, directors and consultants of the Company. As of June 30, 2023, there were 14,246,664 shares available for future issuance under the EIP.

The Plan is administered by the board of directors. The exercise prices, vesting and other restrictions are determined at their discretion, except that all options granted have exercise prices equal to the fair value of the underlying ordinary shares on the date of the grant and the term of stock option may not be greater than ten years from the grant date.

With respect to the options granted as of June 30, 2023, 2,984,801 vest equally over twelve quarters following the grant date, 962,477 options which vest 25% on the one year anniversary and equally over twelve quarters following the one year anniversary, 500,000 which vest 1/12th immediately and the remainder equally over the remaining eleven quarters, 471,300 which vest 25% on the one year anniversary, 50% on the two year anniversary, 25% on the three year anniversary, 40,000 which vest quarterly over two years and 10,000 which vest on the vesting commencement date.  If options remain unexercised after the date one day before the tenth anniversary of grant, the options expire. On termination of employment, any options that remain unexercised are either forfeited immediately or after a delayed expiration period, depending on the circumstances of termination. Upon the exercise of awards, new ordinary shares are issued by the Company.

Details of the share options outstanding during the period are as follows:

| | Number of shares under option plan | | Weighted-average exercise price per option | Weighted-average remaining contractual life (in years) |
|---|---|---|---|---|
| Outstanding at June 30, 2022 | 4,599,899 | $ | 5.06 | 8.1 |
| Granted | 571,300 | $ | 1.91 | |
| Exercised | — | $ | - | |
| Forfeited | (202,623) | $ | 9.86 | |
| Outstanding at June 30, 2023 | 4,968,576 | $ | 4.50 | 6.7 |
| Exercisable at June 30, 2023 | 4,008,293 | $ | 4.39 | 6.2 |
| Vested and expected to vest at June 30, 2023 | 4,968,576 | $ | 4.50 | 6.7 |

The weighted average fair value of each share option granted has been estimated using a Black-Scholes model and is £1.51 ($1.91). The inputs into the model are a weighted average share price of £1.49 ($1.88), exercise price of £1.04 ($1.31), expected volatility of 66.9%, no expected dividend yield, weighted-average term of 6.1 years and weighted-average risk-free interest rate of 3.2%. None of the granted stock options were exercised in the year ended 30 June 2023.

The aggregate intrinsic value of the outstanding options is $0. The Group recognized total expenses of $1,559,495 ($1,292,152 within G&A expense, $255,830 within R&D expense and $11,513 within COGS expense) relating to equity-settled share-based payment transactions during the period to 30 June 2023. The weighted average remaining contractual term of the options is 7.6 years.

Activity for restricted stock units for the year ended June 30, 2023 is as follows:

| | Number of Restricted Stock Units | | Weighted-average Grant Date Fair Value |
|---|---|---|---|
| Non-vested balance at June 30, 2022 | — | $ | - |
| Granted | 135,000 | $ | 1.53 |
| Vested | (82,800) | $ | 1.44 |
| Forfeited | (11,860) | $ | 1.69 |
| Non-vested balance at June 30, 2023 | 40,340 | $ | 1.61 |

The total fair value of restricted stock units vested during the year ended June 30, 2023 was $0.1 million. There were no vested restricted stock units at June 30, 2022. Restricted stock units vest upon the achievement of time-based service requirements.

At June 30, 2023, total unrecognized compensation expense related to non-vested restricted stock units was approximately $0.05 million. Unrecognized compensation expense relating to restricted stock units that are deemed probably of vesting is expected to be recognized over a weighted-average period of approximately 1.4 years.

## 28. TRADE AND OTHER PAYABLES

| | Group As at 30 June 2023 $'000 | Group As at 30 June 2022 $'000 | Company As at 30 June 2023 $'000 | Company As at 30 June 2022 $'000 |
|---|---|---|---|---|
| Accounts payable | 2,935 | 2,460 | 504 | 400 |
| Due to subsidiaries | - | - | 4,084 | 4,701 |
| Payroll taxes payable | 128 | 139 | 8 | - |
| Accrued expenses | 8,450 | 4,682 | 954 | 695 |
| **Total** | **11,513** | **7,281** | **5,550** | **5,796** |

The carrying amount of the trade and other payables balances denominated in GBP are £399k for the Group and Company (2022 - £37k).

# 29. CONVERTIBLE DEBT

In April 2022, the Company issued amortising senior convertible bonds with a principal amount $21.2 million due in April 2027 (the "Bonds"). The Bonds were issued at 85% par value with total net proceeds of $18.0 million and accrue interest at an annual rate of 5.5%, payable quarterly in arrears, in cash or ADSs valued at the ADS Settlement Price at the option of the Company. The Bonds contain various conversion and redemption features. The initial conversion price for the Convertible Bonds of $8.70 has been set at a 20 per cent. premium to the Reference ADS Price. The Conversion Price may reset down at 12, 24 and 36 months, depending on share price performance and save in limited circumstances, the Bonds have a hard floor in the conversion price of $7.25. Between amortisation dates, the Convertible Bond Investor retains the right to advance future amortisation payments, provided that (a) there shall be no amortisation advancements during the first 12 months, (b) no more than 2 amortisation advancements may occur in any 12 month period, and (c) no more than 1 amortisation advancement may occur in any 3 month period.

The Convertible Bond Investor is also permitted to defer up to two amortisation payments to a subsequent amortisation date. The Company retains the option to repay any deferred amortisation in cash at 100 per cent. of the nominal amount. In July 2022, the Company made a cash amortization payment of $1.4 million, which consisted of $1.1 million of principal and $0.3 million of interest. In October 2022, the Company made an interest payment of $0.3 million. In January 2023, the Company made a cash amortization payment of $1.4 million, which consisted of $1.1 million of principal and $0.3 million of interest. In April 2023, the Company made a cash amortization payment of $1.4 million, which consisted of $1.1 million of principal and $0.3 million of interest. As of 30 June 2023, $18.0 of principal was outstanding.

On issuance, the Company elected to account for the Bonds at fair value with qualifying changes in fair value being recognized through the statements of operations until the Bonds are settled. Changes in fair value related to instrument-specific credit risk are recognized through comprehensive loss until the Bonds are settled. The fair value of the bonds is determined using a scenario-based analysis that estimates the fair value based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the noteholders, and therefore falls under level 3 of the fair value hierarchy. Significant assumptions used in the fair value analysis include the volatility rate, risk-free rate, dividend yield and risk yield. The fair value of the Bonds was determined to be $16.9 million on issuance, which is the principal amount of the Bonds. On issuance, total debt issuance costs of $1.4 million were immediately expensed as a component of general and administrative expense in consolidated statement of operations during the year ended 30 June 2022. As of 30 June 2023, the fair value of the Bonds was determined to be $11.9 million. During the twelve months ended 30 June 2023, the Company recognized a decrease in fair value of the Notes related to the instrument-specific credit risk of $0.3 million in the comprehensive loss and an increase in fair value related to non-instrument specific credit risk of $3.1 million as a loss in the consolidated statement of operations. The Company recognized a decrease in fair value of the Notes related to the instrument-specific credit risk of $0.5 million in the comprehensive loss and a decrease in fair value related to non-instrument specific credit risk of $4.0 million as a gain in the consolidated statement of operations during the year ended 30 June 2022.

# 30. RELATED PARTY TRANSACTIONS

In May 2018, the Company secured its cornerstone license agreement with ISMMS for research and clinical study work and intended commercialization by the Company. As part of the collaboration, ISMMS became a shareholder in the Company and has subsequently made equity investments both in the Company's IPO in November 2018 and the subsequent sale of ordinary shares in July 2019. As of 30 June, 2023 and 2022, amounts due to ISMMS totaled $3.4 million and $2.6 million, respectively. During the years ended 30 June, 2023, 2022, 2021, the Company incurred expenses of $3.3 million, $3.1 million and $1.3 million, respectively.

In connection with the formation of Kantaro, the Company entered into a five-year Advisory Services Agreement ("Advisory Agreement") pursuant to which the Company has agreed to provide certain advisory services to Kantaro. Pursuant to the Kantaro Operating Agreement, Kantaro issued 750 Class A Units to Mount Sinai in exchange for Mount Sinai granting licenses to Kantaro under certain intellectual property rights of Mount Sinai and 250 Class A Units to the Company as the sole consideration for the services to be rendered by the Company under the Advisory Agreement. A portion of the Company's units are subject to forfeiture if, prior to December 31, 2021, Kantaro terminates the Advisory Agreement as a result of an uncured material breach of the Advisory Agreement or in the event the Company is acquired by a hospital or health system that serves all or any portion of the service areas served by Mount Sinai. The Company determined the fair value of the services to be provided under the Advisory Agreement was $2.0 million and the fair value of the Class A units received from Kantaro was $2.0 million. Fair value was determined using discounted cash flows which is a Level 3 measurement in the fair value hierarchy. The method requires several judgments and assumptions which include discount rates and future cash flows, among others. As a result of the prior year impairment charge discussed in Note 3, the carrying value of the Kantaro investment was written down to zero.

A contributing factor to the impairment consideration for Kantaro was lower forecasted sales volume and consequently, a lower time commitment from Renalytix employees. Based on these circumstances, the Company adjusted the liability to perform services to Kantaro under the Advisory Agreement during the year ended June 30, 2021. On December 31, 2022, the members and managers of Kantaro decided that it was in the best interest of Kantaro to wind up the business and unanimously signed a termination agreement. As part of the termination agreement, the members agreed to wind up Kantaro's business and dissolve it reasonably promptly after the effective date of the termination agreement. The termination agreement relieved Renalytix of its obligation to provide services to Kantaro, and the total liability associated with the services was written off.

For the twelve months ended June 30, 2023, the Company recognized $0.02 million, in the statement of operations related to services performed under the Advisory Agreement. For the twelve months ended June 30, 2023 $0.01 million of costs incurred related to the performance of the Advisory Agreement services were included within research and development and $0.01 million were included in general and administrative expense, respectively. For the twelve months ended June 30, 2022, the Company recognized $0.1 million statements of operations related to services performed under the Advisory Agreement. For the twelve months ended June 30, 2022, $0.05 million of costs incurred related to the performance of the Advisory Agreement services were included within research and development and $0.07 million were included within general and administrative expense.

In addition to the equity granted at formation, in May 2020 the Company and Mount Sinai each committed to making a loan to Kantaro. Mount Sinai committed to lend an initial amount of $0.3 million and an additional $0.5 million thereafter. The Company committed to lend an initial amount of $0.08 million and an additional $0.17 million thereafter. Each loan bears interest at a per year rate equal to 0.25%, compounded monthly, until repaid, and is repayable from the first amounts that would otherwise constitute cash available for distribution to the members of Kantaro (provided that each loan repayment will be made, 75% to Mount Sinai and 25% to the Company based on each investor's proportionate ownership). The Company loaned Kantaro $0.25 million and initially recorded a note receivable. Upon liquidation of the joint venture, Kantaro paid Renalytix $0.2 million for repayment of the loan. Renalytix recognized a gain of $0.1 million in the statement of operations as prior to repayment, the loan had a carrying value of approximately $0.075 million.

In June 2020, the Company and Mount Sinai entered into a registration rights agreement pursuant to which the Company has granted Mount Sinai the following registration rights:

- **Demand Registration on Form F-3** – Mount Sinai is entitled to demand registrations on Form F-3, if we are then eligible to register shares on Form F-3, including up to two underwritten offerings in any 12-month period.

- **Demand Registration on Form F-1 or Form S-1** – At any time following one year after the completion of the global offering, if we are not eligible to register shares on Form F-3 or S-3, Mount Sinai is entitled to a maximum of one demand registration on Form F-1 or Form S-1 during any 12-month period, subject to specified exceptions.

- **Piggyback Registration** – Mount Sinai is entitled to certain piggyback registration rights, subject to certain marketing and other limitations in the context of an underwritten offering.

- **Expenses** – We will pay all registration expenses incident to the performance of our obligations under the registration rights agreement.

Mount Sinai's registration rights will terminate at such time as Rule 144, or another similar exception under the Securities Act, is available for the unlimited public sale of all of Mount Sinai's registrable securities without any volume or manner of sale limitations, subject to specified exceptions.

On February 9, 2023, the Company entered into security purchase agreements to sell an aggregate of 3,699,910 Ordinary Shares, and 7,511,525 ADS, at a price of $2.17 per ADS and £0.90 per Ordinary Share. The private placement generated gross cash proceeds of $20.3 million, the net proceeds of which will be used for sales and marketing, clinical product development, and corporate support and financing costs. Certain related parties, directors of the company and executive officers participated in the private placement.

Mount Sinai subscribed for a total of 1,382,489 new American Depositary Shares at $2.17 per ADS. Christopher Mills, Non-Executive Chairman, and his related parties subscribed for a total of 346,375 Ordinary Shares at £0.90 per Ordinary Share.

In the year ended June 30, 2022 , the Company also entered into a private placement agreement to sell, an aggregate of 2,428,688 shares of common stock (the "PIPE Shares"), for a purchase price of $3.625 per share and an aggregate purchase price of $8.8 million. Certain related parties, directors of the company and executive officers participated in the private placement.

Mount Sinai subscribed for a total of 1,103,448 new ordinary shares at $3.625 per ordinary share. EKF Diagnostics Holdings, subscribed for a total of 137,930 new ordinary shares at $3.625 per ordinary share. Christopher Mills, Non-Executive Chairman, and his related parties subscribed for a total of 551,724 new ordinary shares at $3.625 per ordinary share. Timothy Scannell, Non-Executive Director, subscribed for a total of 68,964 new ordinary shares at $3.625 per ordinary share. Thomas McLain, President, subscribed for a total of 55,172 new ordinary shares at $3.625 per ordinary share.

# 31. CONTINGENT LIABILITIES

The Group has a contract with Icahn School of Medicine at Mount Sinai which give rise to contingent liabilities:

### *Mount Sinai Collaboration Agreement*

The Group is subject to the following one-off milestone payment obligations:

- $1.5 million once worldwide sales of Licensed Products reach $50 million; and
- $7.5 million once worldwide sales of Licensed Products reach $300 million.

In addition, royalties of 4-5% are payable to Mount Sinai on net sales of KidneyIntelX™, and 15% or 25% (depending on timing) of income from sublicensing. The Group is also subject to an annual data transfer fee of $50,000.

### *Joslin Diabetes Center Agreement*

The Group has a contract with Joslin Diabetes Center under which the Group is liable for the following costs and payments:

- 5% royalty on net sales of Joslin Licensed Products and Joslin Licensed Processes;
- 25% of royalties received by the Group from sublicensing;
- A one-off milestone payment of $300,000 once total net sales reach $2 million; and
- A one-off milestone payment of $1 million once total net sales reach $10 million

As of June 30, 2023, the Company has accrued for the $300,000 sales milestone due to Joslin as total net sales of $2 million were achieved in the year.

# 32. ULTIMATE CONTROLLING PARTY

The Directors believe there to be no ultimate controlling party.

# 33. EQUITY METHOD INVESTMENTS

In May 2020, the Group and Mount Sinai entered into the Kantaro Operating Agreement in order to form Kantaro Biosciences LLC ("Kantaro") for the purpose of developing and commercializing laboratory tests for the detection of antibodies against SARS-CoV-2 originally developed by Mount Sinai. In connection with the formation of Kantaro, the Group entered into the Advisory Agreement, pursuant to which the Group has agreed to provide certain advisory services to Kantaro.

Pursuant to the Kantaro Operating Agreement, Kantaro issued 750 Class A Units to Mount Sinai in exchange for Mount Sinai granting licenses to Kantaro under certain intellectual property rights of Mount Sinai and 250 Class A Units to the Group in respect of the services to be rendered by the Group under the Advisory Agreement. A portion of the units are subject to forfeiture if, prior to December 31, 2020, Kantaro terminates the Advisory Agreement as a result of the uncured material breach of the Advisory Agreement or in the event we are acquired by a hospital or health system that serves all or any portion of the service areas served by Mount Sinai. The Group account for the investment in Kantaro using the equity method of accounting as the Group can exert significant influence over, but do not control, Kantaro.

In addition to the equity granted at formation, the Group and Mount Sinai each committed to making a loan to Kantaro.

Mount Sinai committed to lend an initial amount of $250,000 and an additional $500,000 thereafter. The Group committed to lend an initial amount of $83,333 and an additional $166,667 thereafter. Each loan bears interest at a per annum rate equal to 0.25%, compounded monthly, until repaid, and is repayable from the first amounts that would otherwise constitute cash available for distribution to the members of Kantaro (provided that each loan repayment will be made, 75% to Mount Sinai and 25% to us). All services provided by the Group under the Advisory Agreement are subject to the oversight and direction of the board of managers of Kantaro.

On December 31, 2022, the members and managers of Kantaro decided that it was in the best interest of Kantaro to wind up the business and unanimously signed a termination agreement. As part of the termination agreement, the members agreed to wind up Kantaro's business and dissolve it reasonably promptly after the effective date of the termination agreement. The termination agreement relieved Renalytix of its obligation to provide services to Kantaro, and the total liability associated with the services was written off. Upon liquidation of the joint venture, Kantaro paid Renalytix $0.2 million for repayment of the loan. Renalytix recognized a gain of $0.1 million in the statement of operations as prior to repayment, the loan had a carrying value of approximately $0.075 million. As of June 30, 2023, Kantaro was completely dissolved and the Group no longer retained an interest in the entity.

## 34. SUBSEQUENT EVENTS

On July 17, 2023, the Company announced the repayment of $1.06 million of the Company's convertible bond through the issuance of 526,211 American Depositary Shares ("ADS"). 1,052,422 new ordinary shares of £0.0025 each in the capital of the Company (the "Ordinary Shares") were issued to settle the conversion of 526,211 ADSs, with each ADS representing two Ordinary Shares. After settlement of the repayment, the principal remaining under the convertible bond will be reduced by $1.06 million to $15.90 million.

On October 17, 2023, the Company announced the repayment of $1.06 million of the Company's convertible bond through the issuance of 150,000 Ordinary Shares and 1,092,694 American Depositary Shares ("ADS"). 2,185,388 new ordinary shares of £0.0025 each in the capital of the Company (the "Ordinary Shares") were issued to settle the conversion of 1,092,694 ADSs, with each ADS representing two Ordinary Shares. After settlement of the repayment, the principal remaining under the convertible bond will be reduced by $1.06 million to $14.84 million.

# Additional Financial Information

## RECONCILIATION OF IFRS TO US GAAP

Since Renalytix's initial listing on Nasdaq, the Company has followed accounting principles generally accepted in the United States of America ('US GAAP'), both for internal as well as external purposes. The information below is unaudited and does not form part of the statutory accounts.

Renalytix Form 10-K, which is based on US GAAP, contains differences from its Annual Report, which is based on IFRS.

The Form 10-K an Annual Report are available on the Company's website (www.renalytix.com). In order to help readers to understand the difference between the Group's two sets of financial statements, Renalytix has provided, on a voluntary basis, a reconciliation from IFRS to U.S. GAAP as follows:

## BALANCE SHEET

|  | GAAP<br>As at 30 June 2023<br>$'000 | IFRS<br>As at 30 June 2023<br>$'000 | GAAP vs IFRS<br>Difference<br>$'000 |  |
|---|---|---|---|---|
| **Assets** |  |  |  |  |
| Cash | 24,682 | 24,682 | - |  |
| Accounts receivable | 776 | 776 | - |  |
| Prepaid expenses and other current assets | 1,424 | 1,416 | 8 | (a) |
| Note receivable – Kantaro | - | - | - |  |
| Property, plant and equipment, net | 1,027 | 1,027 | - |  |
| Intangibles, net | - | 12,511 | (12,511) | (b) |
| Investment in Verici | 1,460 | 1,460 | - |  |
| Right of use asset | 159 | 194 | (35) | (c) |
| Other assets | 1,101 | 51 | 1,050 | (d) |
| **Total assets** | **30,629** | **42,117** | **(11,488)** |  |
| **Liabilities and stockholder's equity** |  |  |  |  |
| **Current Liabilities:** |  |  |  |  |
| Note payable – current | 4,463 | 4,463 | - |  |
| Accounts payable | 2,936 | 11,513 | 8,577 | (e) |
| Accrued expenses and other current liabilities | 6,644 | - | (6,644) | (e) |
| Accrued expenses – related party | 1,963 | - | (1,963) | (e) |
| Current lease liability | 130 | 156 | 26 | (d) |
| Deferred Revenue | - | - | - |  |
| Note payable – non current | 7,485 | 7,485 | - |  |
| Noncurrent lease liabilities | 41 | 46 | 5 | (d) |
| **Total Liabilities** | **23,662** | **23,663** | **1** |  |
| **Stockholders' (deficit) equity:** |  |  |  |  |
| Ordinary shares, £0.0025 par value per share: 98,750,054 shares authorized; 93,781,478 and 74,760,432 shares issued and outstanding at June 30, 2023 and June 30, 2022, respectively | 286 | 299 | 13 | (f) |
| Additional paid in capital | 186,456 | 118,466 | (67,990) | (g) |
| Accumulated other comprehensive (loss) income | (1,450) | (1,127) | 323 | (h) |
| Accumulated deficit | (178,325) | (99,184) | 79,141 | (i) |
| **Total stockholders' (deficit) equity** | **6,967** | **18,454** | **11,487** |  |
| **Total liabilities and stockholders' (deficit) equity** | **30,629** | **42,117** | **11,488** |  |

a. Represents other immaterial presentation differences between US GAAP & IFRS

b. Under IFRS, the acquisition of licenses and subsequent development efforts are capitalized and presented as intangible assets. Under U.S. GAAP, such costs are expensed as incurred until technological feasibility has been achieved or the assets are deemed to have future alternative use. In addition to capitalized software costs which are recorded as property and equipment under US GAAP and Intangibles under IFRS.

c. Represents difference in the timing of the adoption of IFRS 16 in connection with the Company's commercial laboratory in Utah. The Company has deferred the adoption of ASC 842 under U.S. GAAP until July 1, 2022.

d. Difference is attributable to capitalized software costs which are recorded as other assets under U.S. GAAP and Intangibles under IFRS.

e. Accounts payable and other current liabilities are presented in the aggregate within the Annual report while broken out separately on the US GAAP 10-K. Difference represents other immaterial presentation differences and audit adjustments.

f. Represents other immaterial audit adjustments.

g. Represents cancellation of share premium account and reduction in accumulated deficit under IFRS in anticipation of a distribution of FractalDx net assets to the shareholders of Verici in prior year. In addition, stock based compensation is recognized on a straight line basis under U.S. GAAP and a graded vesting basis under IFRS which creates timing differences as to when expenses are recorded.

h. Represents the difference in weighted average foreign exchange rates and spot rates used for translation of financial statements under IFRS and U.S. GAAP.

i. Represents cancellation of share premium and reduction in accumulated deficit under IFRS in anticipation of a distribution of FractalDx net assets to the shareholders of Verici and differences noted within the Company's consolidated statement of operations and comprehensive loss.

## RECONCILIATION OF NET LOSS

| | Year ended 30 June 2023 |
| --- | --- |
| | $'000 |
| **Net loss in accordance with IFRS** | **(46,223)** |
| Stock compensation expense | (1,376) (j) |
| Amortisation of intangibles | 1,963 (k) |
| Other adjustments | 29 (l) |
| **Net loss in accordance with US GAAP** | **(45,607)** |

j. Stock based compensation is recognized on a straight line basis under U.S. GAAP and a graded vesting basis under IFRS which creates timing differences as to when expenses are recorded.

k. Amortisation expense is higher on the IFRS books as a result of the higher intangible asset balance. Under IFRS, the acquisition of licenses and subsequent development efforts are capitalized and presented as intangible assets. Under U.S. GAAP, such costs are expensed as incurred until technological feasibility has been achieved or the assets are deemed to have future alternative use.

l. The remaining difference represents the aggregation of other immaterial audit adjustments and small accounting standard difference.